Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the year ended

December 31, 2025

February 19, 2026

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated February 19, 2026 is intended to supplement Hudbay Minerals Inc.'s consolidated financial statements and related notes for the year ended December 31, 2025 and 2024 (the "consolidated financial statements"). The consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards ("IFRS" or "GAAP") as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay" or the "Company" refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at December 31, 2025.

Readers should be aware that:

- This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in Hudbay's MD&A.

- This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

- Hudbay uses a number of non-GAAP financial performance measures in Hudbay's MD&A, which do not have standardized meaning under IFRS. For further information and detailed reconciliations of such measures, please see the discussion under the "Non-GAAP Financial Performance Measures" section herein.

- The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates. Please see the discussion under the "Qualified Persons and NI 43-101" section herein.

Readers are also urged to review the "Notes to Reader" section beginning on page 83 of this MD&A.

Additional information regarding Hudbay, including the risks related to its business and those that are reasonably likely to affect its consolidated financial statements in the future, is contained in Hudbay's continuous disclosure materials, including its most recent Annual Information Form, consolidated financial statements and Management Information Circular available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

HUDBAY'S BUSINESS

Hudbay is a copper-focused critical minerals company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States. Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. The Company's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations. Hudbay is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

HUDBAY'S PURPOSE

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities."

Hudbay transforms lives: Hudbay invests in its employees, their families and local communities through long-term employment, local procurement and economic development to improve their quality of life and ensure the communities benefit from the Company's presence.

Hudbay operates responsibly: From exploration to closure, Hudbay operates safely and responsibly, welcomes innovation and strives to minimize its environmental footprint while following leading operating practices in all facets of mining.

Hudbay provides critical metals: Hudbay produces copper and other metals needed for everyday products and essential for applications to support the energy transition toward a more sustainable future.

HUDBAY'S STRATEGY

Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

The Company believes that copper is the commodity with the best long-term supply/demand fundamentals and offers shareholders the greatest opportunity for sustained risk-adjusted returns. Copper is essential for achieving energy transition and AI technology needs - it is one of the most heavily utilized metals in renewable energy systems and is a key component for power networks, circuit boards and cooling systems in data processing centres. Through the discovery and successful development of economic mineral deposits, and through highly efficient low-cost operations to extract the metals, Hudbay believes sustainable value will be created for all stakeholders.

Hudbay's successful development, ramp-up and operation of the Constancia open-pit mine in Peru, the Company's long history of underground mining and full life-cycle experience in northern Manitoba, its track record of reserve expansion through effective exploration, and its organic pipeline of copper development projects including Copper World and Mason provide the Company with a competitive advantage to deliver sustainable value relative to other mining companies of similar scale.

Over the past decade, Hudbay has built a world-class asset portfolio by executing a consistent long-term growth strategy focused on copper. The Company continuously works to generate strong free cash flow and optimize the value of its producing assets through exploration, brownfield expansion projects and efficient and safe operations. Furthermore, Hudbay intends to sustainably grow through the exploration and development of its robust project pipeline, as well as through the acquisition of other properties that fit the Company's stringent strategic criteria.

To ensure that any investment in existing assets or acquisition of other mineral assets is consistent with the Company's purpose and mission, Hudbay has established a number of criteria for evaluating these opportunities. The criteria include the following:

- Sustainability: Hudbay is focused on jurisdictions that support responsible mining activity. The current geographic focus is on select investment grade countries in the Americas, with strong rule of law and respect for human rights consistent with the Company's long-standing focus on environmental, social and governance ("ESG") principles;

- Copper Focus: Hudbay believes copper is the commodity with the best long-term supply/demand fundamentals. Global copper mine supply is challenged due to declining industry grades, major disruptions at large mines, limited exploration success and an insufficient pipeline of development-ready projects, while demand is expected to continue to increase through global decarbonization initiatives and the rapid growth in AI data processing centres. Hudbay believes this long-term supply/demand gap will create opportunities for increased risk-adjusted returns. While the Company's primary focus is on copper, it recognizes and values the polymetallic nature of copper deposits and, in particular, the complementary benefits of gold in the Company's portfolio;

- Quality: Hudbay is focused on investing in long-life, low-cost, expandable, high-quality assets that can capture peak pricing of multiple commodity price cycles and can generate free cash flow through the troughs of price cycles;

- Potential: Hudbay considers the full spectrum of acquisition and investment opportunities, from early-stage exploration to producing assets, that offer significant incremental potential for exploration, development, expansion and optimization beyond the stated resources and mine plan;

- Process: Hudbay develops a clear understanding of how an investment or acquisition can create value through its robust due diligence and capital allocation process that applies the Company's technical, social, operational and project execution expertise;

- Operatorship: Hudbay believes value is created through leveraging its competitive advantages in safe and efficient operations, effective exploration, proven project development and strong community relations. While operatorship is a key criterion, Hudbay is open to joint ventures and partnerships that de-risk its portfolio and increase risk-adjusted returns; and

- Capital Allocation: Hudbay pursues investments and acquisitions that are accretive on a per share basis. Given that the Company's strategic focus includes allocating capital to assets at various stages of development, when evaluating accretion, it will consider measures such as internal rate of return ("IRR"), return on invested capital ("ROIC"), net asset value per share and the contained value of reserves and resources per share.

Hudbay's key objectives for 2026 are focused on continued operational excellence, advancement of organic growth opportunities and prudent capital allocation to deliver attractive high-return growth:

1. Demonstrate continued operational excellence to generate substantial free cash flow through consistent copper and gold production, industry-leading cost performance and high-return brownfield reinvestment opportunities.

◦ Increase mill throughput at Constancia to approximately 90,000 tonnes per day in the second half of 2026 through the installation of two pebble crushers.

◦ Continue mill throughput improvements at New Britannia and recovery enhancements at the Stall mill.

◦ Advance the 1901 deposit towards full production by the end of 2027.

◦ Ramp up mill throughput at Copper Mountain  to its permitted capacity of 50,000 tonnes per day in the second half of 2026.

2. Advance attractive organic growth opportunities to deliver significant increase in long-term production.

◦ Complete the definitive feasibility study at Copper World in mid-2026 with final sanctioning decision expected in 2026.

◦ Progress New Ingerbelle permitting and development activities to add production and mine life extension at Copper Mountain.

◦ Advance economic evaluations of regional satellite properties in Snow Lake, including the Talbot copper-gold-zinc deposit and the New Britanna gold deposit, to further optimize the mine plan and extend mine life.

◦ Execute extensive Snow Lake exploration program to look for new anchor deposits to meaningfully extend mine life.

◦ Initiate pre-feasibility study activities at Mason to de-risk project development.

◦ Advance Flin Flon tailings reprocessing opportunities through pre-feasibility analysis.

◦ Prepare for exploration activities at Maria Reyna and Caballito to identify high-grade satellite deposits within trucking distance of Constancia's milling infrastructure and provide significant long-term upside potential in Peru.

3. Implement the Capital Allocation Framework to maintain strong financial discipline and maximize returns.

◦ Continue to reduce total debt outstanding and maintain significant financial flexibility throughout Copper World project build.

◦ Source the most efficient project level financing for Copper World as part of the Company's prudent financial plan for developing the project.

◦ Evaluate all types of capital redeployment opportunities, including reinvestments and shareholder returns to generate the highest risk-adjusted returns.

SUMMARY

Delivered Record Annual Revenue and Adjusted EBITDA; Achieved 2025 Consolidated Copper and Gold Production and Cost Guidance

• Achieved record annual revenue of $2,211.0 million and record annual adjusted EBITDA1 of $1,060.9 million in 2025, demonstrating the resilience and strength of Hudbay's diversified operating platform.

• Achieved full year consolidated copper and gold production guidance, with 118,188 tonnes of copper and 267,934 ounces of gold, despite mandatory wildfire evacuations in Manitoba and temporary operational interruptions in Peru resulting in production deferrals during the year.

• 2025 represents the 11th consecutive year in which Hudbay achieved its annual consolidated copper production guidance, since Constancia declared commercial production, and the 5th consecutive year achieving its annual consolidated gold production guidance, since establishing standalone gold production guidance4.

• Significantly outperformed the twice-improved 2025 consolidated cash cost guidance driven by strong cost control, higher metal prices and meaningful exposure to gold by-product credits resulting in consolidated cash cost1 and sustaining cash cost1, net of by-product credits, of $(0.22) and $1.30 per pound of copper, respectively, in 2025, an improvement of 148% and 20%, respectively, compared to 2024.

• Peru operations produced 85,155 tonnes of copper and 74,480 ounces of gold in 2025 with full year copper production within the 2025 guidance range while gold production far exceeded the top end of the annual guidance range. This production output was attributable to the optimization of the mine plan in 2025 by prioritizing Pampacancha mining activities and fully depleting the high-grade satellite deposit in December. Peru also leveraged the use of stockpiled ore during the third quarter of 2025 as the Company adapted its mine plan due to the social unrest experienced in the region. Peru full year cash cost1 of $1.08 per pound of copper outperformed the low end of the 2025 annual guidance range of $1.35 to $1.65 per pound as a result of stable operating cost performance and higher by-product credits.

• Manitoba operations produced 173,453 ounces of gold, 9,249 tonnes of copper, 17,646 tonnes of zinc and 800,198 ounces of silver in 2025. Production was below the low end of the guidance range for gold and zinc, while copper and silver production was within the guidance range in 2025. These production levels were achieved despite the impacts of over two months of production deferrals due to wildfire evacuations, ramp-up activities throughout the summer and unexpected downtime from an eight day weather-related power outage in October. In addition, zinc production was lower than the guidance range as gold production was prioritized in Manitoba. Manitoba full year cash cost1 of $549 per ounce of gold outperformed the low end of the 2025 annual guidance range of $650 to $850 per ounce as a result of productivity gains and lower treatment and refining charges.

• British Columbia operations produced 23,784 tonnes of copper, 20,001 ounces of gold and 252,811 ounces of silver in 2025. Copper production was below the low end of the production guidance range, while the operations achieved full year 2025 production guidance for gold and silver. Copper production in 2025 was impacted by reduced throughput at the primary semi-autogenous grinding ("SAG") mill in the fourth quarter of 2025 and a higher portion of low-grade stockpiles utilized as ore feed in 2025. British Columbia full year cash cost1 of $3.06 per pound of copper achieved the 2025 annual cost guidance range of $2.45 to $3.45 per pound.

Delivered Strong Fourth Quarter Financial Results Driven by Resilient Operating Performance

• Achieved record quarterly revenue of $732.9 million and record quarterly adjusted EBITDA1 of $385.9 million in the fourth quarter of 2025.

• Demonstrated strong operational performance in the fourth quarter of 2025 as operations normalized after temporary production interruptions in the third quarter with consolidated copper production of 33,069 tonnes and consolidated gold production of 84,298 ounces.

• Maintained industry-leading cost performance in the fourth quarter with consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits, of $(0.63) and $0.94, respectively.

• Peru operations had the strongest quarter of the year in the fourth quarter with production of 25,038 tonnes of copper, 32,865 ounces of gold and 731,017 ounces of silver as strong copper and gold grades were mined from Pampacancha and less ore was processed from low-grade stockpiles. Hudbay continued to optimize the mine plan during the quarter with more ore mined from Pampacancha than previously expected, resulting in the accelerated depletion of Pampacancha, in late December compared to early 2026. Peru cash cost1, net of by-product credits, was $0.57  per pound of copper in the fourth quarter, outperforming the low end of the annual cost guidance range.

• Manitoba operations produced 47,423 ounces of gold in the fourth quarter, slightly lower than quarterly cadence expectations due to unplanned down time in October from an eight-day weather-related power outage, offset by record monthly throughput at the New Britannia mill in December. Manitoba operations also produced 3,326 tonnes of copper, 5,703 tonnes of zinc and 214,493 ounces of silver in the fourth quarter. Manitoba cash cost1, net of by-product credits, was $705 per ounce of gold in the fourth quarter, well within the annual cost guidance range.

• British Columbia operations produced 4,705 tonnes of copper, 4,010 ounces of gold and 57,475 ounces of silver in the fourth quarter. While the operations completed construction of the permanent feed system for the new second SAG mill in December, total throughput in the fourth quarter was constrained by the primary SAG mill requiring unplanned maintenance early in the fourth quarter of 2025. British Columbia cash cost1, net of by-product credits, was $4.82 per pound of copper in the fourth quarter, reflecting the production impacts from the primary SAG mill maintenance.

• Fourth quarter net earnings attributable to owners and earnings per share attributable to owners were $128.0 million and $0.32, respectively, reflecting the strong gross margins as a result of higher metal prices and a $25.0 million business interruption insurance recovery related to the mandatory wildfire evacuations in Manitoba during the year. After adjusting for the insurance recovery and other non-cash items, fourth quarter adjusted earnings1 per share attributable to owners was $0.22.

• The strong gross margins achieved in the fourth quarter of 2025 resulted in higher employee profit sharing expenses of $36.1 million recorded within cost of sales.

Achieved Deleveraging Targets Ahead of Schedule

• Hudbay's unique copper and gold diversification across its operations provides exposure to higher copper and gold prices, which together with a focus on cost control across the business, continues to expand margins and generate attractive free cash flow.

• While the majority of Hudbay's revenue continues to be derived from copper production, revenue from gold production continues to represent a growing portion of total revenues at 38% of total revenue in 2025, including 41% of revenue in the fourth quarter, compared to 35% in 2024.

• Delivered another quarter of record free cash flow1 generation with $228.2 million achieved during the fourth quarter of 2025, resulting in $387.9 million in free cash flow in 2025.

• Achieved adjusted EBITDA1 of $385.9 million in the fourth quarter of 2025, resulting in record annual adjusted EBITDA1 of $1,060.9 million.

• Repurchased and retired an additional $39.3 million of senior unsecured notes through open market purchases at a discount to par during the fourth quarter of 2025 reducing total debt to $1.0 billion as of December 31, 2025. Since the end of 2024, Hudbay has reduced its long-term debt by $185.1 million.

• Net debt1 decreased by $86.0 million to $439.7 million as at December 31, 2025 compared to $525.7 million at December 31, 2024.

• Net debt to adjusted EBITDA ratio1 was 0.4x at the end of the fourth quarter of 2025, a further improvement from 0.6x at the end of the fourth quarter of 2024.

• After giving effect to the recent closing of the Copper World joint venture transaction, which occurred in January 2026, Hudbay's post-closing adjusted cash and cash equivalents as at December 31, 2025 were approximately $992 million3. In addition, Hudbay had undrawn availability of $424.8 million under its revolving credit facilities as of December 31, 2025, increasing its total post-closing adjusted liquidity to over $1.4 billion3.

Implementing Holistic Capital Allocation Framework to Maintain Strong Financial Discipline, Deliver Growth Initiatives and Maximize Long-term Risk-adjusted Returns

• Enhanced Capital Allocation Framework embedded into Hudbay's annual financial planning cycle to provide a holistic approach to capital allocation decisions, including capital deployment into brownfield projects, greenfield projects and strategic investments, while considering debt repurchases, share buybacks and dividends.

• Hudbay's recent financial transformation has positioned the Company to introduce a new quarterly dividend of C$0.01 per share, an annual increase of 100% compared to its former semi-annual C$0.01 per share dividend, representing the Company's first dividend increase in its history.

• Closed the accretive $600 million joint venture transaction with Mitsubishi Corporation ("Mitsubishi") in January 2026, securing a premier, long-term 30% strategic partner for the development of Copper World. Definitive feasibility study on track for completion in mid-2026 with a sanctioning decision expected in 2026.

• Ongoing optimization efforts at Copper Mountain include executing an accelerated stripping campaign to deliver higher grades starting in 2027 and mill improvement initiatives to achieve the permitted mill throughput capacity of 50,000 tonnes per day in the second half of 2026.

• Expected to deliver higher mill throughput rates at Constancia in the second half of 2026 with the installation of pebble crushers.

• Continued large Snow Lake exploration program to further increase near-term production and mineral reserves, test regional satellite deposits for additional mill feed to utilize available capacity at Stall and explore the large land package for a new anchor deposit to meaningfully extend mine life.

• Underground infrastructure established at the 1901 deposit to enable exploration drilling throughout 2026 and prepare for full production by the end of 2027.

• Drilling activities have increased at the copper-gold-zinc Talbot deposit near Snow Lake with six drill rigs deployed and several step-out drill holes indicating resource expansion potential.

• Engineering work advances on the Flin Flon tailings reprocessing opportunity to assess the economic viability of producing critical minerals and precious metals and the potential to reduce the overall environmental footprint.

• Advancing plans to initiate a pre-feasibility study for the Mason copper project in Nevada.

2026 Guidance Reflects Stable Copper and Gold Production at Industry-leading Margins

• Consolidated copper production of 124,000 tonnes, based on the midpoint of the 2026 guidance range, is expected to increase by 5% compared to 2025 levels, reflecting higher expected production in British Columbia with the anticipated mill throughput ramp-up to the targeted 50,000 tonnes per day in the second half of 2026, partially offset by lower grades in Peru with the depletion of Pampacancha in 2025.

• Consolidated gold production of 244,500 ounces, based on the midpoint of the 2026 guidance range, is expected to be lower than 2025 production, reflecting the depletion of Pampacancha in 2025, but higher in unstreamed gold ounces with higher gold production in Manitoba from mill throughput at New Britannia continuing to exceed expectations.

• Consolidated cash cost1, net of by-product credits, in 2026 is expected to be within ($0.30) to ($0.10) per pound of copper, benefiting from higher gold production and a continued focus on maintaining stable operating costs across the business, driving industry-leading margins.

• Total sustaining capital expenditures are expected to be $435 million in 2026, reflecting approximately $38 million in deferrals from 2025 and $44 million in one-time sustaining capital projects at the operations.

• As the Company embarks on generational reinvestments, total growth capital expenditures at the operations are expected to be $140 million in 2026, including approximately $23 million in deferrals from 2025, to advance several high-return growth projects in 2026 to deliver increased copper exposure, including Peru mill throughput enhancement projects, early works at the New Ingerbelle expansion project in British Columbia, and excludes growth capital related to the Copper World joint venture.

• Growth capital expenditures at Copper World are expected to be $135 million in 2026 for project feasibility, de-risking and pre-sanctioning costs, which have been fully funded by the proceeds received from Mitsubishi as part of the closing of the Copper World joint venture transaction in January 2026, and include approximately $60 million for accelerated long lead items and de-risking activities and $35 million of capital deferrals from 2025.

Summary of Fourth Quarter Results

Hudbay's diversified asset portfolio delivered consolidated copper production of 33,069 tonnes and consolidated gold production of 84,298 ounces in the fourth quarter of 2025. Consolidated copper and gold production was higher than the third quarter of 2025 due to strong copper and gold grades from Pampacancha and less ore processed from low-grade stockpiles compared to the third quarter. Consolidated gold production also benefitted from the ramp-up to full operations in Snow Lake after the mandatory wildfire evacuations were lifted in the third quarter of 2025 and record monthly throughput at the New Britannia mill in December. Consolidated silver production of 1,002,985 ounces and zinc production of 5,703 tonnes in the fourth quarter of 2025 were also higher than the third quarter of 2025 for the aforementioned reasons.

Cash generated from operating activities of $209.4 million decreased compared to the same period in 2024 as the strong gross margins during the quarter was offset by the impacts of changes in non-cash working capital from a higher receivable balance as a result of the timing of sales as well as higher cash taxes paid compared to the same period in 2024. Cash generated from operating activities increased compared to the third quarter of 2025 as a result of higher gross margins driven by strong metal prices and higher sales volumes compared to the third quarter which was impacted by mandatory wildfire evacuations in Manitoba and a temporary operational interruption in Peru. Operating cash flow before change in non-cash working capital was $336.9 million during the fourth quarter of 2025, reflecting an increase of $266.6 million from the third quarter of 2025. This significant increase reflects higher copper and gold sales volumes from normalized operations after temporary interruptions and higher metal prices.

Adjusted EBITDA1 was $385.9 million in the fourth quarter of 2025, an increase compared to $142.6 million in the third quarter of 2025 as higher realized metal prices and higher copper and gold sales volume resulted in strong gross margins during the quarter.

Net earnings attributable to owners was $128.0 million, or $0.32 per share, in the fourth quarter of 2025 compared to $222.4 million, or $0.56 per share, in the third quarter of 2025 and $21.2 million, or $0.05 per share, in the fourth quarter of 2024. The decrease in earnings compared to the third quarter of 2025 is a result of a non-cash after-tax gain of $242.7 million from a full impairment reversal relating to Hudbay's Copper World project that occurred in the third quarter. The increase in earnings compared to the fourth quarter of 2024 is driven by higher realized metal prices resulting in strong gross margin as well as a $25.0 million business interruption insurance recovery related to the Manitoba mandatory wildfire evacuation shutdowns.

Adjusted net earnings attributable to owners1 and adjusted net earnings per share attributable to owners1 in the fourth quarter of 2025 were $86.0 million and $0.22 per share, respectively, after adjusting for various non-cash items on a pre-tax basis including a $25.0 million business interruption insurance recovery related to the Manitoba mandatory wildfire evacuations during the year, a $5.7 million mark-to-market revaluation gain on various instruments such as investments and share-based compensation, and a non-cash $5.4 million foreign exchange gain, among other items. This compares to adjusted net earnings attributable to owners1 and net earnings per share attributable to owners1 of $70.3 million and $0.18 per share in the fourth quarter of 2024 and $10.1 million and $0.03 per share in the third quarter of 2025. The increase compared to the fourth quarter of 2024 is for the same reasons discussed above for net earnings. The increase compared to the third quarter of 2025 is a result of higher realized metal prices and higher sales volumes.

Consolidated cash cost1, net of by-product credits,  in the fourth quarter of 2025 was $(0.63) per pound of copper, compared to $0.42 per pound in the third quarter of 2025 and $0.45 in the fourth quarter of 2024, as Hudbay continued to demonstrate strong cost control across its operations. The decrease in cash cost from the comparative periods was a result of higher by-product credits reflecting the benefits of Hudbay's diversified asset portfolio with higher realized prices across all metals.

Consolidated sustaining cash cost1, net of by-product credits, in the fourth quarter of 2025 was $0.94 per pound of copper, compared to $2.09 per pound in the third quarter of 2025 and $1.37 per pound in the fourth quarter of 2024. The decrease was primarily due to the same factors impacting consolidated cash cost noted above, partially offset by planned higher cash sustaining capital expenditures.

Consolidated all-in sustaining cash cost1, net of by-product credits, in the fourth quarter of 2025 was $1.43  per pound of copper, lower than the third quarter of 2025 and the fourth quarter of 2024 mainly due to the same reasons noted above, partially offset by higher corporate general and administrative ("G&A") costs from the revaluation of Hudbay's stock-based compensation due to a higher share price.

As at December 31, 2025, total liquidity was $993.7 million, including $568.9 million in cash and cash equivalents, and undrawn availability of $424.8 million under Hudbay's revolving credit facilities. Net debt1 at the end of the fourth quarter was $439.7 million, marking an $86.0 million improvement from fourth quarter of 2024 as a result of deleveraging activities which included the repurchase and retirement of senior unsecured notes. After giving effect to the closing of the Copper World joint venture transaction, post-closing adjusted cash and cash equivalents as of December 31, 2025 are approximately $992 million3, total post-closing adjusted liquidity increases to over $1.4 billion3 and post-closing net debt1 is approximately zero. Hudbay expects that the current liquidity, together with cash flows from operations, will be sufficient to meet the Company's liquidity needs for the year.

Summary of Full Year Results

Hudbay achieved 2025 consolidated production guidance for copper and gold, with full year production of 118,188 tonnes of copper and 267,934 ounces of gold. In 2025, the operations also produced 17,646 tonnes of zinc, 3,468,143 ounces of silver and 1,282 tonnes of molybdenum. 2025 represents the 11th consecutive year in which Hudbay achieved its annual consolidated copper production guidance, since Constancia declared commercial production, and 5th consecutive year achieving its annual consolidated gold production guidance, since establishing standalone gold production guidance.

With respect to Hudbay's operating business units, Peru exceeded the top end of the gold production guidance and achieved the guidance ranges for copper despite the impact from the temporary operational interruption due to social unrest. While Hudbay was previously tracking within the guidance ranges in Manitoba despite the wildfires, gold and zinc production fell below the low end of the respective ranges as a result of an eight-day weather-related power outage in October. Manitoba achieved guidance for copper and silver production despite these interruptions. British Columbia achieved guidance for gold and silver production, while copper production fell below the low end of the guidance range, primarily due to unplanned maintenance at the primary SAG mill in the fourth quarter and a higher portion of low-grade stockpiles utilized as ore feed in 2025.

Cash generated from operating activities increased to $707.3 million in 2025 from $666.2 million in 2024. Operating cash flow before change in non-cash working capital increased to a record $764.3 million in 2025 from $691.1 million in 2024. The increase in operating cash flow before changes in working capital was primarily the result of higher gross margins driven by higher metal prices and stable cost performance despite temporary operational interruptions during the year. This was partially offset by a significant increase in cash taxes paid of $268.4 million, compared to $132.5 million in 2024 reflecting earlier periods of high taxable income mainly at the Peru and Manitoba operations.

Net earnings attributable to owners were $568.5 million, or $1.44 per share, in 2025, compared to $76.7 million, or $0.20 per share, in 2024. Net earnings were positively impacted by higher realized prices for all metals and a non-cash charge of $242.7 million relating to an impairment reversal with respect to the Copper World project in 2025, partially offset by higher mining and income tax expenses.

Adjusted net earnings attributable to owners1 and adjusted net earnings per share attributable to owners1 in 2025 were $265.5 million and $0.67 per share, respectively, after adjusting for items on a pre-tax basis such as a $322.3 million impairment reversal with respect to the Copper World project, $25.0 million in business interruption insurance recovery related to the Manitoba wildfires, $18.6 million in foreign exchange gains, and $14.9 million in consideration received from sale of a non-core project, among other items. This compares to adjusted net earnings attributable to owners1 and net earnings per share attributable to owners1 of $181.4 million and $0.48 per share in 2024.

Adjusted EBITDA1 was $1,060.9 million in 2025, a 29% increase compared to $822.5 million in 2024, achieving a new annual record. The increase was the result of higher realized metal prices and stable operating performance, driving strong cost control across the business.

Consolidated cash cost1, net of by-product credits, in the fourth quarter of 2025 was $(0.22) per pound of copper, compared to $0.46 per pound of copper in 2024. Hudbay significantly outperformed its twice-improved 2025 consolidated cash cost guidance as a result of higher metal prices with a significant increase in gold by-product credits, partially offset by higher G&A due to higher employee profit sharing in Peru and Manitoba.

Consolidated sustaining cash cost1, net of by-product credits1, in the fourth quarter of 2025 was $1.30 per pound of copper in 2025 decreased from $1.62 per pound of copper in 2024 due to the same reasons affecting cash cost, partially offset by higher cash sustaining capital expenditures. Hudbay outperformed the improved 2025 consolidated sustaining cash cost guidance as a result of the same reasons driving the outperformance on cash cost guidance.

Consolidated all-in sustaining cash cost1, net of by-product credits, in the fourth quarter of 2025 was $1.74  per pound of copper in 2025, lower than $1.88 per pound of copper in 2024 as a result of the same reasons outlined above, partially offset by higher corporate selling and administrative costs primarily due to a revaluation of share-based compensation associated with a higher share price.

*Copper equivalent production is calculated using the quarter average LME prices for each metal.

1 Adjusted net earnings - attributable to owners and adjusted net earnings per share - attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt, net debt to adjusted EBITDA ratio and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Liquidity includes $568.9 million in cash and cash equivalents as well as undrawn total availability of $424.8 million under Hudbay's revolving credit facilities.

3 The post-closing adjusted year-end cash and cash equivalents of $992 million includes December 31, 2025 cash and cash equivalents balance of $568.9 million and approximately $420 million of cash at the Copper World LLC level, which is designated for exclusive use by the Copper World joint venture. Post-closing adjusted liquidity includes the pro-forma cash and cash equivalent plus the undrawn availability of $424.8 million under Hudbay's revolving credit facilities.

4 In 2020, Hudbay's consolidated copper production guidance range was revised during the year due to the impact of COVID-19 at the operations. Hudbay's copper production was within the revised guidance ranges. Prior to 2021, Hudbay provided guidance on a precious metal equivalent instead of gold as a standalone metal.

KEY FINANCIAL RESULTS

Financial Condition
(in $ millions, except net debt to adjusted EBITDA ratio)	Dec. 31, 2025	Dec. 31, 2024
Cash and cash equivalents and short-term investments	$568.9	$581.8
Total long-term debt	1,008.6	1,107.5
Net debt[1]	439.7	525.7
Working capital[2]	(65.6)	511.3
Total assets	6,223.3	5,487.6
Equity attributable to owners of the Company	3,231.0	2,553.2
Net debt to adjusted EBITDA [1]	0.4	0.6

1 Net debt and net debt to adjusted EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated financial statements. Working capital as of December 31, 2025 was impacted by an increase in the current portion of long-term debt of $472.1 million as the 2026 Notes are now maturing within one year.

Financial Performance	Three months ended			Year ended
(in $ millions, except per share amounts or as noted below)	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Revenue	$732.9	$346.8	$584.9	$2,211.0	$2,021.2
Cost of sales	462.8	281.5	400.5	1,467.8	1,467.4
Earnings before tax	257.1	330.5	103.7	912.0	251.6
Net earnings	128.0	222.4	19.3	564.3	67.8
Net earnings attributable to owners	128.0	222.4	21.2	568.5	76.7
Basic and diluted earnings per share - attributable	0.32	0.56	0.05	1.44	0.20
Adjusted earnings per share - attributable[1]	0.22	0.03	0.18	0.67	0.48
Operating cash flow before change in non-cash working capital	336.9	70.3	231.5	764.3	691.1
Adjusted EBITDA[1]	385.9	142.6	257.3	1,060.9	822.5
Free cash flow[1]	228.2	(15.2)	149.0	387.9	368.0

1 Adjusted earnings per share - attributable to owners, adjusted EBITDA and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

KEY PRODUCTION RESULTS

		Three months ended			Year ended		Guidance
		Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	Annual 2025
Contained metal in concentrate and doré produced[1]
Copper	tonnes	33,069	24,205	43,262	118,188	137,943	117,000 - 149,000
Gold	oz	84,298	53,581	94,161	267,934	332,240	247,500 - 308,000
Silver	oz	1,002,985	730,394	1,311,658	3,468,143	3,983,851	3,520,000 - 4,390,000
Zinc	tonnes	5,703	548	8,385	17,646	33,339	21,000 - 27,000
Molybdenum	tonnes	325	185	195	1,282	1,323	1,300 - 1,500
Payable metal sold
Copper	tonnes	34,132	18,280	37,927	114,534	125,094
Gold[2]	oz	84,424	38,279	92,734	260,261	335,342
Silver[2]	oz	871,006	418,418	1,150,518	3,190,552	3,549,816
Zinc	tonnes	3,972	3,452	5,261	15,152	25,120
Molybdenum	tonnes	190	269	182	1,334	1,287

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms and includes other secondary products.

2 Includes total payable gold and silver in concentrate and in doré sold and other secondary products.

KEY COST RESULTS

		Three months ended			Year ended		Guidance
		Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	Annual 2025[2]
Peru cash cost per pound of copper produced
Cash cost[1]	$/lb	0.57	1.30	1.00	1.08	1.18	1.35 - 1.65
Sustaining cash cost[1]	$/lb	1.53	2.11	1.48	2.02	1.86
Manitoba cash cost per ounce of gold produced
Cash cost[1]	$/oz	705	379	607	549	606	650 - 850
Sustaining cash cost[1]	$/oz	1,110	762	908	875	868
British Columbia cash cost per pound of copper produced
Cash cost[1]	$/lb	4.82	3.21	3.00	3.06	2.74	2.45 - 3.45
Sustaining cash cost[1]	$/lb	8.87	7.43	5.76	6.12	5.29
Consolidated cash cost per pound of copper produced
Cash cost[1]	$/lb	(0.63)	0.42	0.45	(0.22)	0.46	0.15 - 0.35
Sustaining cash cost[1]	$/lb	0.94	2.09	1.37	1.30	1.62	1.85 - 2.25
All-in sustaining cash cost[1]	$/lb	1.43	2.78	1.53	1.74	1.88

1 Cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost, sustaining cash cost per ounce of gold produced, and net of by-product credits are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Improved full year 2025 consolidated copper cash cost guidance range to $0.15 to $0.35 per pound from prior guidance of $0.65 to $0.85 per pound and the original guidance range of $0.80 to $1.00 per pound. Improved full year 2025 consolidated sustaining copper cash cost guidance range to $1.85 to $2.25 per pound from the original guidance range of $2.25 to $2.65 per pound.

RECENT DEVELOPMENTS

Continued Free Cash Flow Generation Driving Further Debt Reduction and Significant Financial Flexibility

Hudbay has delivered several quarters of meaningful free cash flow generation as a result of steady operating performance, expanding margins from strong copper and gold exposure and a focus on cost control across the business. This has resulted in Hudbay achieving record annual adjusted EBITDA of $1,060.9 million and record annual free cash flow of $387.9 million in 2025.

As a result of the strong operating and financial performance, Hudbay continued its prudent balance sheet management and further reduced overall debt levels in the fourth quarter of 2025, resulting in a total of $102.5 million in debt repayments during the full year 2025. These deleveraging efforts have reduced total principal debt to $1,008.6 million as of December 31, 2025.

As of December 31, 2025, Hudbay had approximately $569 million in cash and cash equivalents, resulting in a reduction in net debt to $439.7 million compared to $525.7 million at December 31, 2024. Similarly, Hudbay reduced its net debt to adjusted EBITDA ratio to 0.4x at the end of the fourth quarter of 2025, a further improvement from 0.6x at the end of fourth quarter of 2024.

After giving effect to the closing of the Copper World joint venture transaction, as described below, Hudbay's post-closing adjusted cash and cash equivalents as at December 31, 2025 was approximately $992 million3. In addition, Hudbay had undrawn availability of $425 million under Hudbay's revolving credit facilities as of December 31, 2025, increasing total post-closing adjusted liquidity to over $1.4 billion3. Hudbay is well-positioned to advance Copper World and fund its several other high-return growth opportunities across the business.

Prudently Advancing Copper World Towards a Sanction Decision in 2026

In January 2026, Hudbay announced the closing of the joint venture transaction ("JV Transaction") with Mitsubishi, securing a premier, long-term strategic partner for the development of Copper World. The Company continues to progress the detailed engineering work to de-risk Copper World ahead of a sanction decision later this year.

• Realized Accretive JV Transaction - On January 12, 2026, Hudbay announced the closing of the highly accretive $600 million JV Transaction, which represents a significant de-risking milestone in advancing Copper World and further validates the premium long-term value of this world-class asset. The $420 million of proceeds received at closing from Mitsubishi will be used to directly fund the remaining definitive feasibility study ("DFS") costs and pre-sanctioning costs in addition to the initial project development costs for Copper World. Mitsubishi will contribute an additional $180 million within 18 months of closing to complete its 30% minority investment and will also fund its pro-rata 30% share of future equity capital contributions. The JV Transaction increases the project IRR to Hudbay to approximately 90% based on pre-feasibility study ("PFS") estimates2.

• Secured Premier Strategic Joint Venture Partner - Mitsubishi is one of the largest Japanese trading houses with a global mining presence and a significant U.S.-based business. Mitsubishi is the partner of choice with investments in a world-class portfolio of large and high-quality copper assets, including five of the top twenty copper mines globally by 2024 production. This partnership validates the attractive long-term value of Copper World as a world-class copper asset and endorses the strong technical capabilities of Hudbay. It also represents the beginning of a long-term strategic partnership, and the parties are identifying other opportunities for collaboration to advance their respective copper growth strategies.

• Achieved Key Elements of Hudbay's Three Prerequisites (3-P) Plan - Hudbay has achieved the final key elements of its prudent 3-P financial strategy for the development of Copper World with the closing of the JV Transaction and the achievement of stated balance sheet targets. After accounting for proceeds from the JV Transaction, Hudbay has post-closing adjusted cash and cash equivalents of $992 million3 and reduced its post-closing net debt to adjusted EBITDA ratio to 0.0x, far exceeding the stated balance sheet targets. The Mitsubishi initial investment and its future pro-rata equity capital contributions, together with the Wheaton Precious Metals Corp. stream, provide significant financial flexibility by reducing Hudbay's estimated share of the remaining capital contributions to approximately $200 million based on PFS estimates and deferring Hudbay's first capital contribution to 2028 at the earliest.

• Feasibility Study and Detailed Engineering Underway - Feasibility activities for Copper World are well underway with expected completion of the DFS in mid-2026. Hudbay has continued to execute detailed engineering work and other de-risking activities, in preparation for a Copper World sanctioning decision expected in 2026.

Manitoba Exploration Update

Large Exploration Drill Program Continues in Snow Lake

Hudbay continues to execute the largest exploration program in Snow Lake in the Company's history through extensive geophysical surveying and multi-phased drilling campaigns as part of Hudbay's threefold exploration strategy:

• Near-mine Exploration at Lalor and 1901 to Further Increase Near-term Production and Extend Mine Life - Hudbay completed the development of the initial exploration drift at the 1901 deposit in 2025 and the development of the haulage drift is underway. Hudbay received positive initial step-out drilling results from the exploration drift, and during the second half of 2025, some zinc development ore was delivered for processing at Stall. Activities at 1901 over the next two years will focus on exploration, definition drilling, orebody access, and establishing critical infrastructure for full production in late 2027. Exploration activities at 1901 will target additional step-out drilling to potentially extend the orebody and infill drilling to convert inferred mineral resources in the gold lenses to mineral reserves.

• Testing Regional Satellite Deposits to Utilize Available Processing Capacity and Increase Production - Hudbay increased its regional land package by more than 250% in 2023 through the acquisition of Rockcliff Metals Corp. ("Rockcliff"), which included the addition of several known deposits located within trucking distance of the Snow Lake processing infrastructure. The deposits acquired as part of the Rockcliff acquisition, together with several deposits already owned by Hudbay in Snow Lake, have created an attractive portfolio of regional deposits in Snow Lake, including the Talbot, New Britannia, Rail, Pen II, Watts, 3 Zone and WIM deposits. The continued strong performance from the New Britannia mill has freed up processing capacity at the Stall mill, where there is approximately 1,500 tonnes per day of available capacity which could be utilized by the regional satellite deposits to increase production and extend the life of the Snow Lake operations beyond 2037.

• Exploring Large Land Package for a New Anchor Deposit to Significantly Extend Mine Life - A majority of the land claims acquired as part of the Rockcliff acquisition have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. A large geophysics program is currently underway consisting of surface electromagnetic surveys using cutting edge techniques that enable the team to detect targets at depths of almost 1,000 metres below surface. The planned geophysics program is the largest geophysics program in Hudbay's history and includes 800 kilometres of ground electromagnetic surveys and an extensive airborne geophysics survey.

Talbot Initial Drilling Results Confirm Resource Expansion Potential

Talbot is a copper-zinc-gold rich VMS deposit located within trucking distance to existing processing infrastructure in Snow Lake. Successful drilling campaigns could expand the resource base and support a PFS to upgrade the mineral resources to reserves, extending the overall mine life of the Snow Lake operations. In April 2025, Hudbay announced the signing of the exploration agreement with the Mosakahiken Cree Nation on exploration activities in their traditional and ancestral territory, including at Talbot.

In July 2025, Hudbay commenced an extensive summer drill program at Talbot focused on expanding the known mineralization at depth, testing geophysical targets as well as conducting an infill drill program in the upper part of the ore body to support a PFS. As part of the initial drilling program in 2025, Hudbay drilled six holes to test the continuity of the Talbot deposit at depth, with all the holes yielding positive results and four of them returning mineralized intercepts with economic potential (see table of intercepts below). The 2026 drilling program has now commenced with six drill rigs deployed, including one drill rig focused on continuing to expand the footprint of the deposit at depth. In addition to the intercepts below, another hole provided a significant intercept of copper mineralization over an estimated length of 19.7 metres from core logging and for which assay results are pending.

Hole ID	From (m)	To (m)	Intercept (m)	Estimated true width (m)[1]	Cu (%)[2]	Au (g/t)[2]	Ag (g/t)[2]	Zn (%)[2]	CuEq. (%)[3,4]
TLS024	1556.0	1567.5	11.5	10.4	2.4	1.8	55.1	0.8	4.2
TLS025 top	1435.3	1449.5	14.2	13.2	1.2	0.8	17.8	0.5	2.0
TLS025 bottom	1459.0	1465.0	6.0	5.6	2.0	0.7	16.9	0.5	2.6
TLS026	1265.5	1273.4	7.8	7.1	1.4	0.9	18.4	0.3	2.2
TLS027W02	1252.8	1271.5	18.8	16.3	1.4	0.8	18.9	1.3	2.4

1.True widths are estimated based on drill angle and intercept geometry of mineralization.

2 All copper, gold, silver and zinc values are uncut.

3 Copper-equivalent ("CuEq") grade calculated using the following long-term commodity price assumptions: $4.40 per pound copper, $2,800 per ounce gold, $32.00 per ounce silver and $1.25 per pound zinc.

4 Using the combined recoveries of New Britannia and Stall mills of 89% copper, 89% gold, 81% silver and 84% zinc.

In 2026, the Company plans on progressing a PFS and preparing an updated mineral resource estimate for Talbot using Hudbay standard methods that have demonstrated high reserve conversion rates.

Expanded Flin Flon Exploration Partnership with Marubeni and JOGMEC

On January 22, 2026, the Company announced the signing of an amended and restated option agreement with Japan Organization for Metals and Energy Security ("JOGMEC") and Marubeni Corporation ("Marubeni"), where Hudbay granted JOGMEC an option to acquire a 10% interest in three projects located within trucking distance of Hudbay's processing facilities in Flin Flon, Manitoba. In order to exercise its option, JOGMEC is required to fund at least C$6 million in exploration expenditures over a period of approximately three years, with Hudbay acting as the operator carrying out the exploration activities. The agreement is an amendment and restatement of the option agreement with Marubeni from March 2024, pursuant to which Marubeni's wholly-owned Canadian subsidiary was granted an option to acquire a 20% interest in the three projects, provided it, funds at least C$12 million in exploration expenditures over the designated earn-in period, which is inclusive of past contributions made by Marubeni since March 2024.

The option agreement focuses on three projects in the Flin Flon region, namely Cuprus-White Lake, Westarm and North Star, which were selected by Marubeni prior to the original March 2024 agreement and following a period of detailed due diligence. All three properties hold past producing mines that generated meaningful production with attractive grades of both base metals and precious metals. The properties remain highly prospective with potential for further discovery based on the attractive geological setting, limited historical deep drilling and promising geochemical and geophysical targets. Cuprus-White Lake, Westarm and North Star are all within 20 kilometres of Hudbay's Flin Flon milling complex.

Senior Management Team Appointments

In January 2026, Hudbay appointed Audra Walsh to the role of Vice President, South America Business Unit. Ms.Walsh joined Hudbay as acting Vice President in Peru in August 2025 and has transitioned to the permanent role as a testament to her exceptional talent as a professional engineer with over 30 years of technical, operating, management, executive and board experience in the mining industry. As leader of the South America Business Unit, Ms. Walsh is responsible for the strategic performance of Hudbay's operational and exploration activities in Peru and exploration activities in Chile.

Ms. Walsh's leadership experience and deep expertise will be instrumental in helping Hudbay achieve regional milestones and drive growth in Peru with the long-life operations at Constancia, the future development of Caballito and Maria Reyna and further regional exploration.

Holistic Capital Allocation Framework to Deliver Growth and Maximize Long-Term Risk-Adjusted Returns

Hudbay has a proven track record of prudently allocating capital to high-return brownfield investments, such as the New Britannia gold mill refurbishment project and the development of the high-grade Pampacancha satellite deposit, which have delivered significant free cash flows and contributed to Company's deleveraging efforts.

Hudbay has completed a financial transformation over the past three years. The Company has moved from being overleveraged and capital constrained to a preferred position where it can strategically allocate capital across the portfolio to maximize value and generate the highest risk-adjusted returns, creating long-term sustainable value for stakeholders.

Prudent strategic financial planning and execution of the Company's 3-P plan has achieved the Company's balance sheet deleveraging goals and has lowered its cost of capital. With its strongest balance sheet in more than a decade and peer-leading credit metrics, together with the strategic investment by Mitsubishi, Hudbay is very well positioned to sanction the Copper World project and embark on generational investments in the Company's operating portfolio in 2026. These generational investments include allocating capital to high-return brownfield projects at the Company's three operating mines and advance its world-class development and exploration pipeline.

To provide transparency and continued financial discipline, Hudbay has implemented an enhanced Capital Allocation Framework to provide a holistic approach around capital allocation decisions, including with respect to the deployment of capital into the business through near-term brownfield projects, longer-term greenfield projects, strategic investments and exploration, while considering debt repurchases, share buybacks and dividends.

Hudbay's holistic Capital Allocation Framework is embedded into the Company's annual financial planning cycle and includes the following key elements:

• Preserving Balance Sheet Strength - Aligning with successful deleveraging efforts to maintaining net debt to adjusted EBITDA ratios of less than 1.0x throughout the investment and development cycle, continuing to lower the Company's cost of capital and considering unique (non-dilutive) sources of project funding available.

• Strategic Fit for Growth and Diversification - Expanding and optimizing production and mine life from the existing asset base, enhancing Hudbay's strategic commodity exposure to copper and complementary gold, targeting 400,000 tonnes of annual copper-equivalent production, increasing long-term portfolio diversification across tier-1 jurisdictions and aligning with the Company's sustainability goals.

• Accretive Across Key Financial Metrics - Pursuing investment opportunities that are accretive to a mix of key financial performance metrics - Hudbay's net present value per share, copper-equivalent mineral resources per share, return on invested capital and cash flow yields, as well as demonstrating robust internal rate of returns and project paybacks to maximize value and long-term sustainable returns for all stakeholders.

• Rigorous Risk Assessment - Considering risk-adjusted returns based on project-specific characteristics, applying varying discount rates, commodity price scenarios and sensitivity analysis, as well as key qualitative risk considerations.

• Accountable Investment Governance - Integrating detailed project reviews as part of the annual budgeting process and executing investment decisions subject to a formal internal tollgate process, requiring Executive Committee and Board approval, followed by comprehensive post-project reviews to drive continuous improvement.

Increased Annual Dividend

Following Hudbay's recent financial transformation and consistent with its Capital Allocation Framework, the Company has commenced an increase in shareholder returns in the form of a quarterly dividend. Hudbay's Board of Directors approved the introduction of a new quarterly dividend of C$0.01 per share as the Company has achieved certain financial milestones ahead of schedule and has significantly improved its financial position. The new total annual dividend amount of C$0.04 per share represents an increase of 100% or C$0.02 per share over the previous annual dividend, which was paid semi-annually, representing the first dividend increase in the Company's history.

A quarterly dividend of C$0.01 per share was declared on February 19, 2026. The dividend will be paid out on March 27, 2026 to shareholders of record as of close of business on March 10, 2026.

1 Adjusted EBITDA, net debt, net debt to adjusted EBITDA ratio and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Based on the initial capital investment and the $3.75 per pound copper price used in the PFS published on September 8, 2023 with assumptions of approximately $145 million for pre-sanctioning costs, $230 million from the precious metals stream, $350 million from project-level financing and approximately $700 million from Mitsubishi's $420 million initial investment, $180 million investment within 18 months and its pro-rata 30% share of future equity capital contributions.

3 The post-closing adjusted year-end cash and cash equivalents includes approximately $420 million of cash at the Copper World LLC level, including close adjustments received as part of the recent closing of the Copper World joint venture transaction, which is designated for exclusive use by the Copper World joint venture.

CLIMATE CHANGE INITIATIVES

Since inception of Hudbay's climate change strategy in 2022, the Company continues to implement initiatives to reduce its greenhouse gas ("GHG") footprint. The Company strives to measure efficiency against key process drivers, while recognizing the unique characteristics of each business unit, such as fluctuating strip ratios in open pit mines and changing development profiles at underground mines. In 2025, Hudbay updated its climate change targets with new 2030 GHG emissions reduction targets specific to each business unit and focused on areas where the Company believes it can achieve the biggest impact.

The Company has made significant progress towards achieving its climate change goals, including:

• Peru - Hudbay's new 10-year power purchase agreement with ENGIE Energía Perú for access to a 100% renewable energy supply to Constancia came into effect in January 2026. This is expected to be a key contributing factor towards the Peru operations reaching its 2030 target of a 99% reduction in Scope 2 GHG emissions intensity (tonnes of Scope 2 emissions per kilotonne of ore processed) compared to a 2022 baseline.

• Manitoba - Hudbay continues to expand its fleet of electric equipment for use at its underground operations. Following the successful initial trial of an electric Epiroc scooptram ST14 SG at the Lalor mine in 2023, the Company has seen reduced carbon intensity and improved ventilation due to temperature reductions in the deeper areas of the mine. Today,  Hudbay has expanded the fleet of battery electric vehicles at Lalor to 10 with two more being added in 2026. Continuing to expand the electric equipment fleet and other operational efficiency initiatives will progress the Snow Lake operations towards its 2030 target of a 25% reduction in Scope 1 GHG emissions intensity (tonnes of Scope 1 emissions per kilometre) compared to a 2022 baseline.

• British Columbia - At the Copper Mountain mine, efforts to drive operational efficiency continue to be a core focus and will enable the B.C. operations to progress towards its 2030 target of 5% reduction in Scope 1 GHG emissions intensity (tonnes of Scope 1 emissions per kilometre) compared to a 2024 baseline. Hudbay utilizes several pieces of electric equipment at Copper Mountain, including, three electric shovels and three electric rotary blasthole drills, which reduces carbon intensity by displacing existing diesel equipment. Additionally, the Company took steps to implement renewable diesel, also known as hydrotreated vegetable oil (HVO) fuel, to power more than 50% of the haul truck fleet in 2025.

• Corporate - Hudbay integrated Scope 1 and Scope 2 GHG emissions into its long-range financial plans to support GHG reduction decision making and alignment with the Company's 2030 goals. The Company also implemented sustainability reporting software to standardize the sustainability data collection process. In January 2025, the Company established an ESG Steering Committee consisting of the COO, CFO and three SVPs to provide enhanced oversight of the Company's sustainability initiatives, procedures and disclosures.Hudbay plans to advance its Scope 3 data collection process in 2026 through supplier and customer engagement to drive transparency and influence positive GHG behaviours throughout the value chain.

PERU OPERATIONS REVIEW

		Three months ended			Year ended
		Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Constancia ore mined[1]	tonnes	5,610,915	564,579	4,186,058	21,539,089	15,046,190
Copper	%	0.31	0.25	0.40	0.31	0.34
Gold	g/tonne	0.03	0.02	0.04	0.03	0.04
Silver	g/tonne	3.27	1.92	3.88	3.18	3.08
Molybdenum	%	0.01	0.01	0.02	0.02	0.01
Pampacancha ore mined[1]	tonnes	4,152,000	4,260,081	4,037,264	9,563,442	9,317,499
Copper	%	0.43	0.38	0.63	0.40	0.55
Gold	g/tonne	0.27	0.31	0.38	0.29	0.32
Silver	g/tonne	4.84	4.87	6.43	4.78	5.61
Molybdenum	%	0.01	0.01	0.00	0.01	0.01
Total ore mined	tonnes	9,762,915	4,824,660	8,223,322	31,102,531	24,363,689
Strip ratio[2]		0.57	1.38	1.22	1.04	1.78
Ore milled	tonnes	7,627,853	6,991,744	7,999,453	30,292,668	31,933,624
Copper	%	0.39	0.31	0.48	0.33	0.36
Gold	g/tonne	0.18	0.16	0.20	0.11	0.14
Silver	g/tonne	4.19	3.94	5.28	3.72	3.84
Molybdenum	%	0.01	0.01	0.01	0.01	0.01
Copper concentrate	tonnes	110,431	82,796	148,283	380,211	452,473
Concentrate grade	% Cu	22.67	21.88	22.92	22.40	21.88
Copper recovery	%	84.5	83.2	87.8	84.3	85.0
Gold recovery	%	74.7	72.1	73.3	69.2	70.7
Silver recovery	%	71.1	65.2	71.4	66.7	68.8
Molybdenum recovery	%	38.8	33.9	37.1	37.4	41.7
Combined unit operating costs[3,4,5]	$/tonne	14.51	13.03	15.25	13.02	12.91

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit costs is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

5 Excludes approximately $1.3 million or $0.17 per tonne of overhead costs incurred during temporary suspension during the three months ended December 31, 2025, $7.3 million or $1.04 per tonne for the three months ended September 30, 2025 and $8.6 million or $0.28 per tonne during year ended December 31, 2025.

		Three months ended			Year ended
		Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Contained metal in concentrate produced
Copper	tonnes	25,038	18,114	33,988	85,155	99,001
Gold	oz	32,865	26,380	38,079	74,480	98,226
Silver	oz	731,017	577,446	969,502	2,415,134	2,708,262
Molybdenum	tonnes	325	185	195	1,282	1,323
Payable metal sold
Copper	tonnes	28,361	11,769	28,775	84,438	88,138
Gold	oz	37,874	9,798	37,459	71,755	103,364
Silver	oz	650,384	258,215	824,613	2,239,832	2,343,820
Molybdenum	tonnes	190	269	182	1,334	1,287
Cost per pound of copper produced
Cash cost[1,2]	$/lb	0.57	1.30	1.00	1.08	1.18
Sustaining cash cost[1]	$/lb	1.53	2.11	1.48	2.02	1.86

1 Cash cost and sustaining cash costs, net of by-product credits, per pound of copper produced are not recognized under IFRS. For more detail on these non-GAAP financial performance measures, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Excludes approximately $1.3 million or $0.02 per pound of overhead costs incurred during temporary suspension during the three months ended December 31, 2025, $7.3 million or $0.19 per pound during the three months ended September 30, 2025 and $8.6 million or $0.05 per pound during the year ended December 31, 2025.

Overview

Peru operations had its strongest quarter of the year in the fourth quarter, with continued strong copper and gold grades from Pampacancha and less ore processed from low-grade stockpiles compared to the third quarter of 2025. The Company continued to optimize the mine plan in the fourth quarter with more ore mined from Pampacancha than previously expected, resulting in the accelerated depletion of Pampacancha in late December as opposed to early 2026 and enabling Hudbay to exceed the top end of the 2025 Peru gold guidance range.

Despite the impacts from social unrest in the third quarter, Hudbay achieved its 2025 production guidance for copper and gold in Peru, with gold production exceeding the top end of the 2025 guidance range by 24%. Production of silver and molybdenum fell slightly short of the lower end of guidance.

As mentioned above, mining activities in the Pampacancha pit were completed during the fourth quarter and remaining stockpiled Pampacancha ore has been fully processed during January 2026.

The Company continues to advance the installation of pebble crushers in Peru to increase mill throughput rates starting in the second half of 2026, which will allow Constancia to deliver steady annual copper production despite lower grades from the depletion of Pampacancha. Hudbay's efforts to increase mill throughput align with the Peru Ministry of Energy and Mines regulatory change to allow mining companies to operate up to 10% above permitted levels.

Mining Activities

Total ore mined in the fourth quarter was 102% higher than the third quarter of 2025, a sizable increase due to the impacts from social unrest during the third quarter. Mining activities in the Pampacancha pit were completed during the fourth quarter and the remaining stockpiled Pampacancha ore was fully processed during January 2026. Total ore mined in Peru in the fourth quarter of 2025 was 19% higher than the same period in 2024, despite the ramp up required in October following the temporary operational interruption due to social unrest.

Total ore mined in Peru for the full year of 2025 was 28% higher than the same period in 2024 due to elevated waste stripping in 2024, which was partially offset by the impacts of the temporary interruption of certain mining activities during the third quarter of 2025.

Milling Activities

Total mill throughput increased to 7.6 million tonnes during the fourth quarter of 2025, higher than the third quarter of 2025 due to higher mechanical availability as the prior quarter was impacted by the temporary operational interruption due to social unrest, partially offset by a scheduled semi-annual mill maintenance shutdown in the fourth quarter of 2025. Milled copper grades increased by 26% compared to the third quarter 2025, primarily due to higher grades from Pampacancha and less ore processed from stockpiles. Milled gold grades increased compared to the third quarter of 2025 due to a higher portion of ore feed from Pampacancha where the gold grades are meaningfully higher than at Constancia. Milled gold grades decreased compared to the same period in 2024 since additional gold benches were mined as planned during the comparable quarter last year. Copper recoveries of 85% in the fourth quarter of 2025 were higher compared to the third quarter of 2025 but lower compared to the same period in 2024 due to the different proportions of ore feed from stockpiles and pits. Recoveries of gold and silver during the fourth quarter of 2025 were in line with Hudbay's metallurgical models for the ore that was being processed.

Full year ore milled was 5% lower compared to the same period in 2024 mainly due to the aforementioned social issues in the third quarter of 2025. Full year milled copper grades were 8% lower than the same period in 2024 and milled gold grades decreased by 21% due to lower grades in ore feed from the Constancia pit and lower grades in ore feed from stockpiles, both of which made up a higher proportion of ore feed. Recoveries of copper during the year were 84%, representing a decrease of 1% compared to the 2024 period due to lower head grades primarily from stockpiles. Gold and silver recoveries during the year were 69% and 67%, respectively, representing a decrease of 2% and 3%, respectively, due to ore feed from stockpiles.

Production and Sales Performance

The Peru operations produced 25,038 tonnes of copper, 32,865 ounces of gold, 731,017 ounces of silver and 325 tonnes of molybdenum during the fourth quarter of 2025. Production of copper was higher in the fourth quarter of 2025 compared to the third quarter of 2025 and lower compared to the same period in 2024. The increase in copper production compared to the third quarter of 2025 is primarily due to higher ore milled as the third quarter was impacted by a temporary operational interruption due to social unrest. The decrease in copper production compared to the same quarter last year is mainly the result of higher grades from Pampacancha in the prior year. Production of gold and silver was higher than the third quarter of 2025 but lower than the same period in 2024 for the same reasons as the variance in copper production. Production of molybdenum was higher in the fourth quarter of 2025 compared with both comparable periods due to higher recoveries and additional tonnes of ore milled in the molybdenum plant.

Full year production of copper, gold, silver and molybdenum in 2025 was 85,155 tonnes, 74,480 ounces, 2,415,134 ounces, and 1,282 tonnes, respectively, representing a decrease of 14%, 24%, 11% and 3%, respectively, from the comparative 2024 period primarily due to fewer tonnes of ore milled in the current period due to the aforementioned temporary operational interruption in the third quarter of 2025 and lower grades from higher amounts of ore processed from stockpile.

Fourth quarter copper, gold and silver metal sold was higher than the third quarter of 2025 primarily due to the shifting of copper concentrate sales at the end of the third quarter into early in the fourth quarter as a result of ocean swells at the port in late September. While copper concentrate inventory levels normalized at the end of December 2025, the concentrate contained higher levels of precious metals due to a higher portion of Pampacancha production in the second half of the year, resulting in a shift of some precious metals sales from December 2025 to January 2026.

Full year copper metal sold in 2025 was slightly lower than the comparable period but reflected normal levels of unsold copper concentrate inventory at December 31, 2025. Quantities of gold sold during 2025 were lower than 2024 due to lower production levels and the timing of precious metal sales as mentioned above.

*Copper equivalent production is calculated using the quarter average LME prices for each metal excluding molybdenum.

Cost Performance

Combined mine, mill and G&A unit operating cost in the fourth quarter of 2025 was $14.51 per tonne, 5% lower than the same period in 2024 primarily from reduced drilling and blasting together with a lower strip ratio during the current quarter. Combined mine, mill and G&A unit operating cost was 11% higher than the third quarter of 2025 due to higher fuel consumption associated with additional tonnes of material moved, higher water management and dewatering costs, and higher milling costs associated with the scheduled semi-annual mill maintenance program, partially offset by additional tonnes milled.

Combined mine, mill and G&A unit operating cost for the full year 2025 was $13.02 per tonne, which was consistent with 2024.

Cash cost1, net of by-product credits, in the fourth quarter of 2025 was $0.57 per pound of copper, a 43% decrease compared to the same period in 2024 and a 56% decrease compared to the third quarter of 2025. This is a result of higher gold by-product credits, partially offset by higher profit sharing.

Full year 2025 cash cost1, net of by-product credits was $1.08 per pound of copper, a decrease from $1.18 in the same period of 2024 due to lower treatment and refining charges and higher by-product credits from gold, partially offset by higher profit sharing and lower pounds of copper produced due to the impacts from social unrest in the third quarter.

Sustaining cash cost1, net of by-product credits, in the fourth quarter of 2025 was $1.53 per pound of copper, an increase of 3% compared to the same period in 2024 as a result of higher sustaining capitalized expenditures. Sustaining cash cost1, net of by-product credits, per pound of copper decreased by 27% when compared to the third quarter of 2025 due to higher gold by-product credits, partially offset by higher capital spending as a result of timing of sustaining capitalized expenditures, higher community payments and increased lease payments.

On a full year basis, sustaining cash cost1, net of by-products credits, was $2.02  per pound of copper, higher than the $1.86  per pound of copper for the comparable period in 2024 due to lower grade, higher planned mine maintenance, higher lease payments, and higher payments to communities. This was partially offset by lower treatment and refining charges and higher by-product credits from gold.

Peru Guidance Outlook

		Three months ended		Year ended		Guidance
		Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	Annual 2025	Annual 2026[2]
Contained metal in concentrate produced
Copper	tonnes	25,038	33,988	85,155	99,001	80,000 - 97,000	75,000 - 90,000
Gold	oz	32,865	38,079	74,480	98,226	49,000 - 60,000	15,000 - 20,000
Silver	oz	731,017	969,502	2,415,134	2,708,262	2,475,000 - 3,025,000	1,900,000 - 2,400,000
Molybdenum	tonnes	325	195	1,282	1,323	1,300 - 1,500	900 - 1,100
Cost per pound of copper produced
Cash cost[1]	$/lb	0.57	1.00	1.08	1.18	1.35 - 1.65	1.70 - 2.10

1 Cash cost, net of by-product credits, per pound of copper produced,are not recognized under IFRS. For more detail on these non-GAAP financial performance measures, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Refer to the "Outlook" section of this MD&A for more information.

Despite the impact from the temporary operational interruption due to social unrest, Hudbay achieved its 2025 production guidance for copper and gold in Peru, with gold production exceeding the top end of the 2025 guidance range. Production of silver and molybdenum fell slightly short of the lower end of guidance. Additionally, cash costs outperformed the low end of the cash cost guidance range.

MANITOBA OPERATIONS REVIEW

		Three months ended			Year ended
		Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Lalor ore mined	tonnes	353,819	139,006	422,454	1,180,121	1,626,935
Gold	g/tonne	5.51	5.42	4.61	5.35	4.68
Copper	%	0.82	0.67	0.95	0.79	0.85
Zinc	%	2.55	1.93	2.95	2.41	2.84
Silver	g/tonne	29.52	31.57	31.91	30.43	27.14
New Britannia ore milled	tonnes	179,808	92,765	185,592	624,631	715,198
Gold	g/tonne	6.68	6.88	5.99	6.87	6.29
Copper	%	1.08	0.76	1.17	0.95	1.04
Zinc	%	1.30	1.00	1.08	1.09	0.99
Silver	g/tonne	31.17	32.18	33.97	31.75	27.78
Copper concentrate	tonnes	12,091	4,410	12,345	37,175	44,198
Concentrate grade	% Cu	14.17	14.46	16.00	14.24	15.78
Gold recovery[1]	%	88.6	91.8	90.2	89.8	89.7
Copper recovery	%	88.6	90.0	91.3	89.2	93.6
Silver recovery[1]	%	77.1	78.5	79.6	79.0	80.9
Contained metal in concentrate produced
Gold	oz	20,846	12,330	22,011	77,463	90,011
Copper	tonnes	1,712	637	1,975	5,294	6,976
Silver	oz	98,205	55,012	119,201	353,970	396,333
Metal in doré produced[2]
Gold	oz	14,005	6,933	12,747	51,428	56,853
Silver	oz	40,763	25,058	46,431	157,444	165,408
Stall ore milled	tonnes	169,274	43,940	222,004	572,704	893,510
Gold	g/tonne	3.24	3.10	3.36	3.45	3.42
Copper	%	0.69	0.56	0.73	0.67	0.71
Zinc	%	4.32	3.61	4.62	3.90	4.33
Silver	g/tonne	24.97	31.04	29.90	28.31	26.54
Copper concentrate	tonnes	5,802	1,293	7,222	17,657	29,029
Concentrate grade	% Cu	17.31	15.80	19.01	18.94	19.16
Zinc concentrate	tonnes	10,975	1,053	16,187	34,351	64,643
Concentrate grade	% Zn	51.95	52.06	51.80	51.37	51.58
Gold recovery	%	71.3	72.6	69.6	70.1	68.6
Copper recovery	%	86.5	83.4	84.4	86.7	87.4
Zinc recovery	%	78.0	34.6	81.7	79.0	86.2
Silver recovery	%	55.6	50.3	55.1	55.4	56.8
Contained metal in concentrate produced
Gold	oz	12,572	3,178	16,680	44,562	67,361
Copper	tonnes	1,003	205	1,372	3,344	5,560
Zinc	tonnes	5,703	548	8,385	17,646	33,339
Silver	oz	75,525	22,062	117,591	288,784	433,349
[1] Gold and silver recovery includes total recovery from concentrate and doré.
[2] Doré includes sludge, slag and carbon fines.

		Three months ended			Year ended
		Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Total contained metal in concentrate and doré produced[1]
Gold	oz	47,423	22,441	51,438	173,453	214,225
Copper	tonnes	3,326	842	3,347	9,249	12,536
Zinc	tonnes	5,703	548	8,385	17,646	33,339
Silver	oz	214,493	102,132	283,223	800,198	995,090
Payable metal sold in concentrate and doré[2]
Gold	oz	43,226	23,118	50,239	169,041	212,243
Copper	tonnes	2,024	769	3,321	7,651	11,602
Zinc	tonnes	3,972	3,452	5,261	15,152	25,120
Silver	oz	175,324	112,142	282,158	729,314	956,460
Unit Operating Costs[3]
Lalor	C$/tonne	154.73	157.38	141.13	150.86	142.59
New Britannia	C$/tonne	76.85	61.54	69.09	69.62	70.99
Stall	C$/tonne	51.82	57.90	46.34	46.26	43.02
Combined unit operating costs[4,5,6]	C$/tonne	248	258	233	236	226
Cost per ounce of gold produced
Cash cost[6,7]	$/oz	705	379	607	549	606
Sustaining cash cost[6]	$/oz	1,110	762	908	875	868

1 Total metal reported in concentrate is prior to deductions associated with smelter terms and includes other secondary products.

2 Includes other secondary products.

3 Reflects costs per tonne of ore mined/milled.

4 Reflects combined mine, mill and G&A costs per tonne of milled ore.

5 Excludes overhead costs of $16.0 million or C$163 per tonne during the three months ended September 30, 2025 and $19.2 million or C$22 per tonne during the year ended December 31, 2025.

6 Combined unit costs, cash cost and sustaining cash cost, net of by-product credits, per ounce of gold produced are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

7 Excludes overhead costs of $16.0 million or $713 per ounce of gold produced during the three months ended September 30, 2025 and $19.2 million or $111 per ounce during the year-ended December 31, 2025.

Overview

Manitoba operations normalized in the fourth quarter of 2025 following the significant wildfire disruptions in the second and third quarters of 2025 allowing the Company to achieve quarterly production numbers similar to what were demonstrated earlier in the year. The Manitoba operations produced 47,423 ounces of gold, 3,326 tonnes of copper, 5,703 tonnes of zinc and 214,493 ounces of silver in the fourth quarter of 2025. Production of all metals in the fourth quarter was higher than the third quarter of 2025, which was negatively impacted by mandatory wildfire evacuations.

Achievements in the fourth quarter included improved metal recovery rates, advancements in Hudbay's exploration programs in Flin Flon and Snow Lake, including the prospective copper-gold-zinc Talbot satellite deposit, and the graduation of the second cohort from the mining fundamentals training program focused on providing local and Indigenous communities with valuable mining skills. In 2025, Hudbay signed exploration agreements with the Mosakahiken Cree Nation and the Kiciwapa Cree Nation and achieved record throughput at the New Britannia mill in December. All of this was underpinned by a continued focus on safety with a 15% reduction in total recordable injury frequency achieved in 2025.

The Lalor mine focused on stabilizing production in the fourth quarter after the resumption of operations following the mandatory wildfire evacuations. Lalor averaged over 4,200 tonnes per operating day in the fourth quarter of 2025, strategically prioritizing mining from gold zones to ensure prioritized feed for the New Britannia mill. This was accomplished through a focus on mine planning and the maintenance recovery plan to get Lalor's underground mobile fleet back to pre-wildfire availability numbers.

The 1901 deposit delivered 6,600 tonnes of development ore in 2025 as the project progresses towards full production in 2027. During the year, haulage and exploration drifts were prioritized as infrastructure was being put in place. In 2026, activities at 1901 will prioritize exploration and definition drilling, orebody access, and establishing critical infrastructure ahead of full production in late 2027.

The New Britannia mill processed approximately 2,300 tonnes per day in December, achieving a new monthly throughput record of 71,504 tonnes. This achievement is aligned with the strategy to prioritize gold ore production and resulted from continuous improvement efforts focused on unlocking capacity at designed or improved recovery rates. Despite the wildfire challenges in 2025, New Britannia achieved its second highest annual throughput of 624,631 tonnes as Lalor delivered production from the gold zones, ensuring a consistent feed to the mill. While Lalor and New Britannia focused on gold production, the team at the Stall mill focused on process optimization and enhanced gold recovery initiatives targeting over 70% gold recovery from the base metal ore stream.

Mining Activities

Total ore mined in Manitoba in the fourth quarter of 2025 was impacted by approximately a week long winter storm power outage in October and the subsequent ramp up to normal operations. In the fourth quarter of 2025, gold grades increased by 20% compared to the same period in 2024 and 2% compared to the third quarter of 2025 due to mining techniques resulting in improved ore quality and prioritizing mining gold zones at Lalor.

Total ore mined at Hudbay's Manitoba operations during the year ended December 31, 2025 was 27% lower than the same period in 2024, mainly as a result of the aforementioned mandatory wildfire evacuations and weather-related power outage in 2025. Full year gold and silver grades mined at Lalor were 14% and 12% higher, respectively, compared with the same period in 2024 due to mining sequence and prioritizing mining gold zones in an effort to keep New Britannia fully utilized. Full year copper and zinc grades mined were 7% and 15% lower than the same period in 2024.

Milling Activities

Consistent with Hudbay's strategy of allocating more Lalor ore feed to New Britannia to maximize gold recoveries, adjusting for days interrupted by unplanned down time in October due to a winter storm power outage, New Britannia mill operated for 79.5 days during the quarter at an average throughput of approximately 2,260 tonnes per operating day. Gold recovery in the fourth quarter of 2025 was 89% reflecting a slight decrease compared to the same period in 2024 and the third quarter of 2025 due to ore blend resulting in slightly lower gold grades processed at the mill during the quarter. Full year 2025 total ore milled at New Britannia was 13% lower than 2024, largely driven by the impacts of unexpected downtime from an approximate week long power outage in October and over two months of mandatory wildfire evacuation shutdowns. Full year gold recoveries were consistent with the prior year and milled gold grades were 9% higher compared to 2024.

The Stall mill processed significantly less ore in 2025 compared to the same periods in 2024, which is aligned with the Company's strategy of allocating more Lalor ore feed to New Britannia as noted above. The Stall mill achieved gold recoveries of 71% in the fourth quarter of 2025, reflecting benefits from process optimization and enhanced gold recovery initiatives. Full year gold recovery was 2% higher due to higher gold grades and improvements from the installed gravity concentrator.

Production and Sales Performance

The Manitoba operations produced 47,423 ounces of gold, 3,326 tonnes of copper, 5,703 tonnes of zinc and 214,493 ounces of silver in the fourth quarter of 2025. Production of gold, copper, silver, and zinc decreased by 8%, 1%, 24% and 32%, respectively, compared to the fourth quarter of 2024, due to an eight-day weather-related power outage in October. Production of all metals in the fourth quarter was higher than the third quarter of 2025, which was negatively impacted by mandatory wildfire evacuations.

Full year production of all metals was lower than 2024 as a result of the same factors explained above, including over two months of production deferrals due to mandatory wildfire evacuations and associated ramp-up activities.

Manitoba sales volumes in the fourth quarter of 2025 reflect a rebuild of inventory levels as operations normalized after the wildfires in the second and third quarters of 2025.

Cost Performance

Combined mine, mill and G&A unit operating costs in the fourth quarter and full year 2025 were C$248 per tonne and C$236 per tonne, respectively, relatively consistent with all comparable periods after adjusting for the allocation of fixed overheads in periods with lower capacity utilization due to the wildfires.

Cash cost4, net of by-product credits, in the fourth quarter of 2025 was $705  per ounce of gold, higher compared to the same period in 2024 primarily as a result of higher G&A costs due to profit sharing and lower gold production in the quarter. Compared to the third quarter of 2025, cash costs increased primarily due to higher overall costs and the impact of the recovery of secondary gold products in the third quarter as a result of mill tank clean-outs, partially offset by higher production.

Sustaining cash cost4, net of by-product credits, in the fourth quarter of 2025 was $1,110 per ounce of gold, higher than the same period in 2024 primarily as a result of lower gold production and higher capital expenditures in the quarter and higher than the third quarter of 2025 primarily due to the same factors affecting cash costs and elevated sustaining capital expenditures.

Cash cost4, net of by-product credits, for the full year 2025 was $549 per ounce of gold, a 9% decrease compared to the same period in 2024 primarily due to lower operating costs partially offset by lower gold production and higher profit sharing. Sustaining cash cost4, net of by-product credits, for the full year 2025 was $875 per ounce of gold, a slight increase from the same period in 2024 primarily due to the same factors affecting cash cost noted above with slightly higher capital expenditures.

Manitoba Guidance Outlook

		Three months ended		Year ended		Guidance
		Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	Annual 2025	Annual 2026[6]
Total contained metal in concentrate and doré produced[1]
Gold[2]	oz	47,423	51,438	173,453	214,225	180,000 - 220,000	180,000 - 220,000
Copper	tonnes	3,326	3,347	9,249	12,536	9,000 - 11,000	10,000 - 13,000
Zinc	tonnes	5,703	8,385	17,646	33,339	21,000 - 27,000	16,000 - 21,000
Silver[3]	oz	214,493	283,223	800,198	995,090	800,000 - 1,000,000	800,000 - 1,000,000
Cost per ounce of gold produced
Cash cost[4,5]	$/oz	705	607	549	606	650 - 850	500 - 800

1 Metal reported in concentrate is prior to deductions associated with smelter terms and includes other secondary products.

2 Gold production guidance includes gold contained in concentrate produced and gold in doré and includes other secondary products.

3 Silver production guidance includes silver contained in concentrate produced and silver in doré and includes other secondary products.

4 Combined unit costs, cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

5 Excludes $19.2 million or $111 per ounce of overhead costs incurred during temporary suspension during the year ended December 31, 2025.

6 Refer to the "Outlook" section of this MD&A for more information.

Full year production in Manitoba in 2025 successfully achieved guidance for copper and silver. While the operations were tracking within all guidance ranges earlier in the year, full year gold and zinc production fell below the low end of the respective ranges. This shortfall was primarily driven by the unprecedented wildfire disruptions, the winter power outage and the subsequent ramp-up period required to restore full operational cadence.

Despite these production headwinds, cash cost for the full year 2025 outperformed the low end of the guidance range. This strong cost performance was supported by the strategic decision to prioritize high-margin gold production over by-product zinc production.

BRITISH COLUMBIA OPERATIONS REVIEW

		Three months ended[5]			Year ended[5]
		Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Ore mined[1]	tonnes	2,395,166	1,815,689	2,374,044	9,368,918	11,360,125
Strip ratio[2]		7.18	8.84	7.36	7.46	5.98
Ore milled	tonnes	2,268,405	3,087,443	2,880,927	11,016,842	12,656,679
Copper	%	0.26	0.22	0.26	0.27	0.25
Gold	g/tonne	0.09	0.08	0.09	0.09	0.08
Silver	g/tonne	1.10	0.78	0.92	1.02	0.96
Copper concentrate	tonnes	19,966	21,560	25,554	100,958	113,528
Concentrate grade	% Cu	23.6	24.4	23.2	23.6	23.3
Copper recovery	%	78.4	76.6	79.5	78.6	82.4
Gold recovery	%	63.3	59.2	55.8	63.6	60.5
Silver recovery	%	71.4	65.5	69.0	69.7	71.8
Combined unit operating costs[3,4]	C$/tonne	39.80	25.02	23.22	28.12	20.39

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit costs is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

5 Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

		Three months ended[2]			Year ended[2]
		Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Contained metal in concentrate produced
Copper	tonnes	4,705	5,249	5,927	23,784	26,406
Gold	oz	4,010	4,760	4,644	20,001	19,789
Silver	oz	57,475	50,816	58,933	252,811	280,499
Payable metal sold
Copper	tonnes	3,747	5,742	5,831	22,445	25,354
Gold	oz	3,324	5,363	5,036	19,465	19,735
Silver	oz	45,298	48,061	43,747	221,406	249,536
Cost per pound of copper produced
Cash cost[1]	$/lb	4.82	3.21	3.00	3.06	2.74
Sustaining cash cost[1]	$/lb	8.87	7.43	5.76	6.12	5.29

1 Cash cost and sustaining cash cost, net of by-product credits, per pound of copper produced are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

Overview

Throughout 2025, Hudbay focused on advancing its multi-year optimization plan at Copper Mountain, centered on ramping up mining activities and implementing standardized operating practices. A key pillar of this ramp-up was the successful onboarding of over 240 new employees, significantly expanding the Company's in-house team of skilled equipment operators. This strategic investment has led to a meaningful reduction in reliance on temporary contractor labour, ensuring long-term operational stability.

Mining operations have focused on a three-year accelerated stripping program to unlock higher grade ore starting in 2027. In the fourth quarter of 2025, this initiative was bolstered by an optimized mining sequence and enhanced maintenance, driving mining rates to a targeted 300,000 tonnes per day in December. To sustain this momentum, a new production loader was commissioned in January 2026, and a new shovel is currently scheduled for deployment in March 2026.

In the mill, the permanent feeder configuration for the second SAG mill was commissioned late in the fourth quarter, and the temporary conveyor system located on the ore live pile was removed in January 2026. With the completion of the permanent feeder for the second SAG mill project in December, the second SAG mill continued to demonstrate positive contributions to overall throughput in the fourth quarter. While the primary SAG mill continues to operate under a reduced load, it is being rigorously monitored ahead of a feed end head replacement in mid-2026. Total mill throughput is expected to ramp up to 50,000 tonnes per day in the second half of 2026. In the first half of 2026, optimization efforts will focus on automated grinding media loading, installing a mill slicer on the second SAG, implementing advanced process control on grinding and flotation, and a pebble circuit trial to improve overall throughput capacity.

Following the quarter end, the New Ingerbelle project reached a major milestone with the provincial regulators referring the permit application to Statutory Decision Makers on January 16, 2026. New Ingerbelle permits are expected to be received in the first quarter of 2026, and the project is expected to further extend mine life at Copper Mountain. Furthermore, Hudbay finalized refreshed Participation Agreements with the Upper and Lower Similkameen Indian Bands in February 2026, reinforcing the Company's commitment to strong Indigenous partnerships.

Mining Activities

Total ore mined at Copper Mountain in the fourth quarter of 2025 was 2.4 million tonnes, an increase of 1% compared to the fourth quarter of 2024. During this period, the mining team utilized planned ore stockpiles for mill feed and higher grade ore from an advanced phase in the main pit, allowing the operation to prioritize waste stripping activities to expose higher-value mining fronts in the future. On a sequential basis, total ore mined increased by 32% compared to the third quarter of 2025. The significant improvement reflects the optimization of the mining sequence, which improved bench configurations and eliminated phase interference, along with enhanced mobile equipment maintenance protocols leading to more consistent availability.

For the full year 2025, total ore mined was 18% lower than the same period in 2024. This year-over-year decrease was a deliberate operational decision to align mine output with the downstream mill constraints and to prioritize the long-term stripping requirements of the life of mine plan.

Milling Activities

The mill processed 2.3 million tonnes of ore during the fourth quarter of 2025, a decrease of 21% compared to the fourth quarter of 2024 and 27% compared to the third quarter of 2025. Throughput during the period was primarily impacted by unplanned maintenance on the primary SAG mill to address the localized damage to the feed end head. Operations were further constrained by elevated clay content in the ore feed and the planned decrease of the ore feed pile to accommodate the construction and tie-ins for the second SAG expansion project. To mitigate these challenges and build long-term reliability, the team implemented several initiatives in 2025, including crushing circuit chute modifications, the installation of advanced grinding control instrumentation, and a redesigned SAG liner package.

Despite throughput constraints, milled copper grades during the fourth quarter of 2025 were consistent with the prior year and 18% higher than the third quarter of 2025, driven by higher grades in ore mined. Copper recoveries improved to 78% in the fourth quarter of 2025, supported by higher-grade feed and ongoing flotation circuit refinements. Gold recoveries saw a significant 13% increase over the same period in 2024, reaching 63% as a result of general improvements in the flotation system.

Full year 2025 milled copper and gold grades were higher than the same period in 2024 as accelerated stripping efforts successfully enabled a higher-grade mining sequence. While full year copper recoveries of 79% were slightly lower than the previous year due to the characteristics of the ore processed, operational strategy improvements including optimized reagent selection and dosing modifications are currently in progress to stabilize performance.

The mill remains on track to achieve its permitted capacity of 50,000 tonnes per day in the second half of 2026 with the permanent second SAG feeder configuration commissioned in December 2025, the removal of live-pile restrictions in January, the proactive primary SAG feed end head replacement and rollout of automated grinding media loading and advanced process controls.

Production and Sales Performance

During the fourth quarter of 2025, the British Columbia operations produced 4,705 tonnes of copper, 4,010 ounces of gold and 57,475 ounces of silver. Metal production was lower compared to the fourth quarter of 2024 and the third quarter of 2025, primarily reflecting the aforementioned reduced mill throughput caused by the unplanned maintenance on the primary SAG.

For the full year 2025, production of copper, gold and silver was 23,784 tonnes, 20,001 ounces and 252,811 ounces, respectively. Annual copper and silver production were lower year-over-year, reflecting lower mill availability in the fourth quarter of 2025 and the strategic focus on waste stripping during the period. Despite the throughput constraints encountered in the latter half of the year, annual gold production increased by 1% compared to 2024. This growth was driven by higher head grades and improved gold recoveries resulting from the flotation circuit optimizations implemented throughout the year.

Sales volumes for copper, gold, and silver in the fourth quarter of 2025 were lower than the levels seen in both the prior year and the third quarter of 2025. This decrease in quantities sold was directly correlated with the lower production volumes resulting from the reduced throughput in the primary SAG mill and temporary depletion of the crushed ore live pile.

*Copper equivalent production is calculated using the quarter average LME prices for each metal. Copper Mountain mine production is stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

Cost Performance

Combined mine, mill and G&A unit operating costs in the fourth quarter of 2025 were C$39.80 per tonne milled. This increase relative to both the fourth quarter of 2024 and the third quarter of 2025 was primarily due to lower milled throughput and the non-recurring costs associated with the unplanned primary SAG mill maintenance. Additionally, mining and administrative costs were higher as the operations transitioned towards an expanded in-house workforce and continued to advance the accelerated stripping program.

For the full year 2025, unit operating costs were C$28.12 per tonne, compared to C$20.39 per tonne milled in the same period of 2024, reflecting the lower annual throughput and the strategic ramp-up of site-wide optimization initiatives.

Cash cost1 and sustaining cash cost1, net of by-product credits, were $4.82 and $8.87, respectively,  per pound of copper, in the fourth quarter of 2025. Cash cost was higher than the fourth quarter of 2024 largely driven by the ramp up of mining activities in fourth quarter of 2025 to advance the accelerated stripping program, partially offset by higher by-product credits due to strong metal prices compared to the same period in 2024. Cash cost was higher than third quarter of 2025, largely due to the same reasons and lower by-product credits as a result of the primary SAG mill maintenance early in the fourth quarter. Sustaining cash costs were higher than the fourth quarter of 2024 mainly as a result of the increases in cash costs. Sustaining cash costs were higher than the third quarter of 2025 due to higher cash costs, offset by lower capitalized stripping costs.

Cash cost1 and sustaining cash cost1, net of by-product credits, were $3.06 and $6.12, respectively, per pound of copper, for the full year 2025 and were higher than the cash cost and sustaining cash cost in 2024 due to higher overall costs, capital and lower production.

British Columbia Guidance Outlook

		Three months ended[2]		Year ended[2]		Guidance
		Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	Annual 2025	Annual 2026[3]
Contained metal in concentrate produced
Copper	tonnes	4,705	5,927	23,784	26,406	28,000 - 41,000	25,000 - 35,000
Gold	oz	4,010	4,644	20,001	19,789	18,500 - 28,000	22,000 - 32,000
Silver	oz	57,475	58,933	252,811	280,499	245,000 - 365,000	200,000 - 290,000
Cost per pound of copper produced
Cash cost[1]	$/lb	4.82	3.00	3.06	2.74	2.45 - 3.45	1.50 - 2.50

1 Cash cost and sustaining cash cost, net of by-product credits, per pound of copper produced is a non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

3 Refer to the "Outlook" section of this MD&A for more information.

For the full year 2025, British Columbia operations achieved its production guidance for gold and silver, while copper production fell below the low end of the 2025 guidance range. Copper production was primarily impacted by the unplanned maintenance at the primary SAG mill in the fourth quarter and a higher than anticipated proportion of lower grade stockpile ore processed throughout the year.

Despite the throughput and copper production headwinds, the business unit demonstrated strong cost discipline and full year 2025 cash costs achieved the guidance range.

OUTLOOK

This outlook includes forward-looking information about Hudbay's operations and financial expectations based on its expectations and outlook as of February 19, 2026.

This outlook, including expected results and targets, is subject to various risks, uncertainties and assumptions, which may impact future performance and Hudbay's achievement of the results and targets discussed in this section. For additional information on forward-looking information, refer to the "Forward-Looking Information" section of this MD&A. Hudbay may update its outlook depending on changes in metals prices and other factors, as per its "Commodity Markets" and "Sensitivity Analysis" discussions below. In addition to this section, refer to the "Operations Review", "Financial Review" and "Liquidity and Capital Resources" sections for additional details on Hudbay's outlook for 2026.

Material Assumptions

Hudbay's annual production and operating cost guidance, along with its annual capital and exploration expenditure forecasts are discussed in detail below.

Production Guidance

Contained Metal in Concentrate and Doré[1]		2026 Guidance	Year ended Dec. 31, 2025	2025 Guidance
Peru
Copper	tonnes	75,000 - 90,000	85,155	80,000 - 97,000
Gold	oz	15,000 - 20,000	74,480	49,000 - 60,000
Silver	oz	1,900,000 - 2,400,000	2,415,134	2,475,000 - 3,025,000
Molybdenum	tonnes	900 - 1,100	1,282	1,300 - 1,500

Manitoba
Gold[2]	oz	180,000 - 220,000	173,453	180,000 - 220,000
Zinc	tonnes	16,000 - 21,000	17,646	21,000 - 27,000
Copper	tonnes	10,000 - 13,000	9,249	9,000 - 11,000
Silver[2]	oz	800,000 - 1,000,000	800,198	800,000 - 1,000,000

British Columbia
Copper	tonnes	25,000 - 35,000	23,784	28,000 - 41,000
Gold	oz	22,000 - 32,000	20,001	18,500 - 28,000
Silver	oz	200,000 - 290,000	252,811	245,000 - 365,000

Total
Copper	tonnes	110,000 - 138,000	118,188	117,000 - 149,000
Gold[2]	oz	217,000 - 272,000	267,934	247,500 - 308,000
Zinc	tonnes	16,000 - 21,000	17,646	21,000 - 27,000
Silver[2]	oz	2,900,000 - 3,690,000	3,468,143	3,520,000 - 4,390,000
Molybdenum	tonnes	900 - 1,100	1,282	1,300 - 1,500

1 Metal reported in concentrate and doré is prior to refining losses or deductions associated with smelter terms and includes other secondary products.

2 Gold and silver production guidance includes gold and silver contained in concentrate produced and gold and silver in doré, respectively, and includes other secondary products.

On a consolidated basis, Hudbay successfully achieved 2025 production guidance for its primary metals. 2025 represents the 11th consecutive year in which Hudbay achieved its annual consolidated copper production guidance, since Constancia declared commercial production, and the 5th consecutive year achieving its annual consolidated gold production guidance, since establishing standalone gold production guidance2. Peru achieved the guidance range for copper and exceeded the top end of the gold production guidance range despite the impact from the temporary operational interruption due to social unrest. Peru production of silver and molybdenum fell slightly below the low end of guidance. Manitoba was previously tracking within the 2025 guidance ranges despite the wildfire impacts, but as a result of the weather-related power outage in October and the subsequent ramp-up period required to restore full operational cadence, gold and zinc production fell below the low end of their respective ranges. However, Manitoba achieved guidance for copper and silver production despite these interruptions. British Columbia copper production fell below the low end of the guidance range as a result of the unplanned maintenance at the primary SAG mill in the fourth quarter and a higher than anticipated proportion of lower grade stockpile ore processed through the year. However, gold and silver production in British Columbia achieved guidance ranges despite the lower mill availability in the fourth quarter.

In 2026, consolidated copper production is expected to increase by 5% to 124,000 tonnes1. This is driven by higher expected production in British Columbia as a result of mill throughput ramping-up to the targeted 50,000 tonnes per day in the second half of 2026, partially offset by the depletion of the high-grade Pampacancha satellite deposit in December 2025. Consolidated gold production in 2026 is expected to decrease by 9% to 244,500 ounces1 as a result of the depletion of Pampacancha, but unstreamed gold production is expected to increase in 2026 with higher gold production in Manitoba as operations normalize following unprecedented wildfires in 2025 and continue to achieve strong performance from the New Britannia mill.

In Peru, 2026 copper production is expected to be 82,500 tonnes1, a slight decrease of 3% from 2025 due to the depletion of Pampacancha, which has been largely offset by higher mill throughput and operating efficiencies. Peru expects to install two pebble crushers to increase mill throughput in the second half of 2026, in addition to implementing other mill optimization initiatives. Gold production is expected to decline to 17,500 ounces1, lower than 2025 levels as Hudbay optimized the mine plan in 2025 during a period of social unrest by prioritizing Pampacancha mining activities and supplementing mill ore feed from low-grade stockpiles. These short-term mine plan changes resulted in reduced stripping activities in 2025, which is expected to result in some grade re-sequencing in 2026 and higher production in 2027 and 2028. Peru's 2026 production guidance reflects regularly scheduled semi-annual mill maintenance shutdowns at Constancia during the second and fourth quarters of 2026.

In Manitoba, 2026 gold production is expected to be 200,000 ounces¹, an increase of 15% from 2025, reflecting normalized operations after unprecedented wildfires in 2025, continued strong mill throughput at New Britannia and strong gold grades at Lalor. New Britannia mill throughput is expected to continue to exceed expectations and operate above 2,200 tonnes per day in 2026, far exceeding its original design capacity of 1,500 tonnes per day. The production guidance anticipates Lalor operating at approximately 4,500 tonnes per day, supplemented by 35,000 tonnes of ore feed from the 1901 deposit in 2026. Zinc production for 2026 is expected to be 18,500 tonnes¹, representing a 5% increase from 2025, driven by higher production from the 1901 deposit.

In British Columbia, 2026 copper production is expected to be 30,000 tonnes¹, representing a 26% increase from 2025, driven by the completion of the third ball mill to second SAG mill conversion in late 2025. As previously disclosed, Hudbay now expects mill throughput to achieve the targeted 50,000 tonnes per day in the second half of 2026 as opposed to early 2026 due to the impacts of reduced throughput at the primary SAG mill. Installation of the replacement feed end head at the primary SAG mill is scheduled for early in the third quarter of 2026.

Hudbay expects to release an updated three-year production outlook together with its annual mineral reserve and resource update in March 2026.

Cash Cost Guidance

Copper remains the primary revenue contributor on a consolidated basis, and therefore, consolidated cost guidance has been presented as cash cost3 per pound of copper, net of by-product credits. The Company has also provided cash cost guidance for each of Hudbay's operations based on their respective primary metal contributors.

Cash cost [1]		2026 Guidance	Year ended Dec. 31, 2025	2025 Guidance
Peru cash cost per pound of copper[2]	$/lb	1.70 - 2.10	1.08	1.35 - 1.65
Manitoba cash cost per ounce of gold[3]	$/oz	500 - 800	549	650 - 850
British Columbia cash cost per pound of copper[4]	$/lb	1.50 - 2.50	3.06	2.45 - 3.45
Consolidated cash cost per pound of copper	$/lb	(0.30) - (0.10)	(0.22)	0.15 - 0.35 (original 0.80 - 1.00)[6]
Consolidated sustaining cash cost per pound of copper[5]	$/lb	1.70 - 2.10	1.30	1.85 - 2.25 (original 2.25 - 2.65)[6]

1 Cash cost and sustaining cash cost, net of by-product credits, per pound of copper produced and cash costs, net of by-product credits, per ounce of gold produced are non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Peru cash cost, net of by-product credits, per pound of copper produced assumes by-product credits are calculated using the gold and silver deferred revenue drawdown rates for the streamed ounces in Peru in effect on December 31, 2025 and the following commodity prices for unstreamed production in 2026: $3,850 per ounce gold and $20.00 per pound molybdenum.

3 Manitoba cash cost, net of by-product credits, per ounce of gold assumes by-product credits are calculated using the following commodity prices for 2026: $4.75 per pound copper, $42.00 per ounce silver, $1.30 per pound zinc and an exchange rate of 1.37 C$/US$.

4 British Columbia cash cost, net of by-product credits, per pound of copper assumes by-product credits are calculated using the following commodity price assumptions for 2026: $3,850 per ounce gold, $42.00 per ounce silver and an exchange rate of 1.37 C$/US$.

5 Includes cash sustaining capital expenditures, including payments on capitalized leases and equipment financing, payments on certain long-term community agreements, royalties as well as accretion and amortization for expected decommissioning activities for producing assets.

6 Improved full year 2025 consolidated copper cash cost guidance range to $0.15 to $0.35 per pound from prior guidance of $0.65 to $0.85 per pound and the original guidance range of $0.80 to $1.00 per pound. Improved full year 2025 consolidated sustaining copper cash cost guidance range to $1.85 to $2.25 per pound from the original guidance range of $2.25 to $2.65 per pound.

Consolidated cash cost1 in 2026 is expected to remain at historical lows and be within $(0.30) to $(0.10) per pound of copper, net of by-product credits, benefiting from higher gold production and the Company's continued focus on maintaining strong cost control across the business, driving industry-leading margins. Sustaining cash cost1 in 2026 is expected to be within $1.70 to $2.10 per pound of copper, net of by-product credits, benefitting from higher copper production and higher by-product credits,  offset by higher sustaining capital expenditures, including substantial capital deferrals from 2025.

Copper cash cost in Peru is expected to be between $1.70 to $2.10 per pound in 2026, reflecting steady unit operating cost performance, offset by lower copper production and by-product credits compared to 2025 from the depletion of Pampacancha. 2026 cash costs are positively affected by lower treatment and refining charges and a new power contract lowering electricity rates.

Gold cash cost in Manitoba is expected to be between $500 and $800 per ounce, an increase compared to 2025, but remaining at industry-low levels driving strong margins compared to current gold prices.

Copper cash cost in British Columbia is expected to be between $1.50 and $2.50 per pound in 2026, a decrease compared to 2025 due to higher copper production, higher by-product credits from higher gold production, and higher capitalized stripping related to continued accelerated stripping activities as part of the three-year stabilization and optimization plan at Copper Mountain.

Capital Expenditure Guidance

Capital Expenditures[1,2] (in $ millions)	2026 Guidance	Year ended Dec. 31, 2025	2025 Guidance
Sustaining capital [3]
Peru[4]	140.0	137.0	170.0
Manitoba	105.0	45.7	60.0
British Columbia - sustaining capital	60.0	33.7	50.0
British Columbia - capitalized stripping	130.0	97.7	85.0
Total sustaining capital	435.0	314.1	365.0
Growth capital
Peru	40.0	4.7	25.0
Manitoba	15.0	7.4	15.0
British Columbia	85.0	64.2	75.0
Total growth capital - excl. Copper World JV	140.0	76.3	115.0
Capitalized exploration	25.0	15.6	10.0
Copper World joint venture[5]	135.0	71.5	110.0

1 Excludes capitalized costs not considered to be sustaining or growth capital expenditures.

2 2026 Canadian capital expenditures guidance is converted into U.S. dollars using an exchange rate of 1.37 C$/US$ (2025 - 1.35 C$/US$).

3 Sustaining capital guidance excludes right-of-use lease and equipment financing additions, community agreements and non-cash capitalized stripping.

4 Includes capitalized stripping and development costs.

5 Copper World growth capital shown on a 100% basis. With the announcement of the JV Transaction in August 2025, Hudbay expects to accelerate detailed engineering, long lead items and other de-risking activities by advancing $20 million in growth capital expenditures to 2025 from future years, updating total 2025 Copper World joint venture growth spending guidance to $110 million compared to the original 2025 guidance of $90 million. Approximately $35 million of the 2025 updated growth spending was deferred to 2026.

Total sustaining capital in 2025 was approximately $50 million lower than guidance due to approximately $10 million lower capitalized stripping in Peru from the impact of social unrest, approximately $10 million lower capitalized development at Lalor due to the impact of wildfires, and approximately $38 million in sustaining capital deferrals to 2026, partially offset by $13 million higher capitalized stripping in British Columbia. Excluding Copper World project costs, growth capital in 2025 was approximately $39 million lower than guidance primarily due to timing of expenditure and a majority is expected to be deferred to 2026. Copper World growth spending in 2025 was approximately $39 million lower than guidance due to timing of expenditure, a majority of which will be deferred to 2026.

2026 total capital spending includes approximately $96 million of capital deferrals from 2025, higher growth capital spending as Hudbay reinvests in several high-return growth projects and one-time sustaining capital expenditures at the operations as discussed below.

Peru 2026 sustaining capital expenditures are expected to be maintained at $140 million, which includes $20 million of sustaining capital deferrals to 2026 and $18 million in one-time heavy civil works projects, offset by lower spending on tailings dam raises. Peru 2026 growth capital expenditures of $40 million relate primarily to the installation of two pebble crushers to increase mill throughput starting in the second half of 2026 and includes $13 million in capital deferrals from 2025.

Manitoba 2026 sustaining capital expenditures are expected to temporarily increase to $105 million in 2026 primarily as a result of $20 million in one-time expenditures related to a project at New Britannia to lower nitrogen levels, $12 million for an accelerated one-year construction schedule for a dam raise at the Anderson tailings facility and $5 million in capital deferrals from 2025. Underground capitalized development at Lalor is expected to return to normal levels after reduced levels in 2025 from the wildfires. Manitoba growth capital expenditures are expected to be $15 million in 2026 and relate primarily to the development of exploration platforms and haulage drifts at the 1901 deposit. Manitoba spending guidance excludes approximately $15 million of annual care and maintenance costs related to the Flin Flon facilities in 2026, which are expected to be recorded as other operating expenses.

British Columbia 2026 sustaining capital expenditures are expected to increase to $60 million in 2026 primarily as a result of $5 million in one-time expenditures related to the replacement of the feed end head at the primary SAG and $13 million in capital deferrals from 2025. In addition, Hudbay expects to incur approximately $130 million of capitalized stripping costs in 2026 related to continued accelerated stripping activities as the final year of the three-year stabilization and optimization plan at Copper Mountain. To ensure positive cash flows in British Columbia as the Company executes the last year of accelerated stripping activities, during the first quarter of 2026, the Company entered into copper forward sales contracts at an average price of $6.02 per pound and a zero-cost copper collar program at an average floor price of $5.75 per pound and cap price of $6.34 per pound on approximately 20% of 2026 copper production in British Columbia. British Columbia growth capital expenditures are expected to increase to $85 million in 2026 and includes $10 million in capital deferrals from 2025. Growth capital spending primarily relates to early works and infrastructure development for the New Ingerbelle expansion project.

Copper World joint venture 2026 growth capital guidance of $135 million primarily relates to feasibility study costs and continued de-risking until a Copper World project sanctioning decision, including approximately $60 million for accelerated long lead items and de-risking activities and $35 million of capital deferrals from 2025 and excludes post-project sanction construction costs which will be updated at the time of project sanction.

Exploration Guidance

Exploration Expenditures (in $ millions)		Year ended
	2026 Guidance	Dec. 31, 2025	2025 Guidance
Peru[1]	15.0	15.9	19.0
Manitoba[2]	50.0	33.0	30.0
British Columbia	20.0	7.7	1.0
Total exploration expenditures	85.0	56.6	50.0
Capitalized spending	(25.0)	(15.6)	(10.0)
Total exploration expense	60.0	41.0	40.0

1 Peru exploration expenditures exclude approximately $6 million of non-cash amortization of community agreements for exploration properties for 2026 (2025 - $5 million).

2 Manitoba exploration partially funded by approximately $20 million in Canadian Exploration Expense flow-through financing proceeds for 2026 (2025 - $10 million).

Total 2026 exploration expenses are expected to increase to $60 million from $41 million in 2025 as Hudbay continues to execute a multi-year extensive geophysics and drilling program in Snow Lake to extend mine life and explore for new discoveries and focus on the conversion of high value inferred resources at New Ingerbelle, as described below.

In Manitoba, 2026 exploration activities will focus on completing the largest geophysics program in the Company's history, including 800 kilometres of ground electromagnetic surveys and an extensive airborne geophysics survey. The Company plans to complete underground and surface drilling at Lalor to continue expanding its mineral resource and reserve estimates and underground drilling at 1901 from the new exploration drift. In addition, Hudbay plans to continue drilling activities at several regional targets in 2026, including the Talbot deposit and at other regional prospective areas, following up on encouraging results in 2025. A portion of the 2026 Manitoba exploration program will be funded by approximately $20 million in proceeds from a critical minerals premium flow-through financing completed in late 2025.

In British Columbia, 2026 exploration activities will focus on the conversion of high value inferred resources at New Ingerbelle to potentially extend mine life at Copper Mountain.

In Peru, 2026 exploration activities will continue to focus on final permitting and drill preparation for the Maria Reyna and Caballito properties near Constancia.

1 Calculated using the midpoint of the guidance range

2 In 2020, Hudbay's consolidated copper production guidance range was revised during the year due to the impact of COVID-19 at the operations. Hudbay's copper production was within the revised guidance ranges. Prior to 2021, Hudbay provided guidance on a precious metal equivalent instead of gold as a standalone metal.

3 Cash cost and sustaining cash cost, net of by-product credits, per pound of copper produced and cash costs, net of by-product credits, per ounce of gold produced are non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

Commodity Markets

Hudbay's 2026 operational and financial performance will be influenced by a variety of factors including production volumes, metal prices and input costs. The general performance of the Chinese, North American and global economies and intervention into markets by world government will influence the demand for copper, zinc and the prices the Company receives. Meanwhile interest rates, inflation, the performance of financial markets, the amount of central bank and investor gold purchases and the level of geopolitical uncertainty will drive the price Hudbay receives for its unstreamed gold and silver.

The realized prices the Company achieves in the commodity markets significantly affect Hudbay's financial performance. The Company's general expectations regarding metals prices and foreign exchange rates are included below and in the "Sensitivity Analysis" section of this MD&A.

Management has developed the following market analysis from various information sources including analyst and industry experts and Hudbay's own market intelligence.

Copper

In 2025, the London Metal Exchange ("LME") Cash copper price began the year at $3.94 per pound and rapidly ran up to $4.53 per pound in late March just before the Trump administration announced "Liberation Day" import tariffs on most nations on April 2, 2025.  After a short-lived dip in early April, the price spent the second and third quarters of the year trading between $4.17 and $4.68 per pound before breaking out to the upside in the fourth quarter due to significant supply disruptions at a number of major mines. The LME price closed the year at an annual high of $5.67 per pound and averaged $4.51 per pound for the full year. Concerns that the Section 232 copper review initiated by the US federal government would result in a 50% tariff on USA imports of copper cathode, dominated the market in the first half of 2025.  As a result, substantial quantities of copper cathode were imported into the USA and stored in warehouses ahead of the expected mid-year tariff implementation.  This artificial demand for copper not only buoyed LME prices and drew down LME stocks but also resulted in a substantial price arbitrage in favour of COMEX over the LME which peaked at a 28% premium in July. Only July 29th, when the USA government announced that there would be no tariffs placed on imports of copper cathode, the arbitrage quickly evaporated.

2026 had already seen the LME cash price breach the $6.00 per pound price for the first time in history, largely on the basis of critical minerals based supply chain concerns in all regions of the world and the announced intention of the USA to begin actively stockpiling copper as part of "Project Vault" and the strong likelihood that China will add to its own strategic copper stockpile. Thus, in spite of underwhelming physical demand for copper in the copper fabricating industry prices are likely to remain strong in 2026.

Growing future demand for copper, driven by green energy transition and AI data centres, will necessitate the development of intrinsically higher capital cost greenfield mines from the world's remaining inventory of lower-grade undeveloped copper deposits, which, in combination with higher operating costs and taxes, is expected to result in strong copper prices in 2027 and beyond.

Zinc

The LME Cash zinc price began the year at approximately $1.30 per pound, dropped significantly to an annual low of $1.14 per pound in mid-April after the Liberation Day tariff announcements and then steadily increased for the rest of the year to end the year at $1.39 per pound. The average price for the year was $1.30 per pound.

So far in 2026 the zinc price has continued its upward trend reaching a high of $1.58 on January 29.  The International Lead Zinc Study Group (ILZSG) is projecting a growing surplus for zinc in 2026  with refined production outpacing demand and a variety of new mines coming into production so zinc prices may moderate as the year progresses.

Gold

The physical supply and demand for gold is not an arbitrator of future prices as it is with base metals because most of the gold ever mined is stored in bank vaults. Gold is an investment that has traditionally provided a safe haven for investors during uncertain economic times, as well as a hedge against inflation, future currency devaluation and declining values of other riskier asset classes. After posting a 26% price gain in 2024 and ending the year at $2,609 per ounce, the gold price followed up with an even more impressive price gain of 66% in 2025, closing the year at $4,319 per ounce.  Gold strong price performance in 2025 was driven by a combination of factors including strong Central bank purchases out of China and Russia as they move to replace their US dollar reserves with gold, increased geopolitical instability and concerns about the effect of the US government policies on world trade, inflation and the US dollar which have led to the adoption of gold as a significant asset class by an increasing number of investors. In the first month of 2026, the gold price maintained its momentum, hitting an all-time high of $5,417 per ounce (AM fix on the LBMA) on January 28th before retreating very rapidly back below $5,000 per ounce.  While the spot gold price is expected to remain volatile during the balance of 2026, the long-term consensus price for gold has escalated significantly over the last two years which should lead to an extended period of strong profitability for gold producers.

Treatment Charges, Refining Charges, and Freight Costs

Hudbay's operating margins are affected by a variety of third-party processing charges and logistics costs that must be incurred to convert Hudbay's concentrates into refined metal. For the copper, zinc and molybdenum concentrates that Hudbay produce, the Company will pay freight costs to deliver these products from its facilities to its customers which include, depending on the destination, various combinations of truck, rail or ocean freight costs along with warehousing and loading fees. The Company also pay treatment and refining charges ("TC/RCs") to its customers who process the Company's copper concentrates. For precious metal doré Hudbay produces, the Company incurs transportation costs to ship to a third-party refinery.

The copper concentrate market remains exceptionally tight, due to a global oversupply of smelting capacity relative to mine production. This fundamental tightness is reflected in both benchmark and spot treatment and refining charges. Chinese smelters have agreed 2026 benchmark TC/RCs at $0/0 cents, down significantly from last year's Chinese benchmark, and representing yet another record low. Spot copper treatment and refining charges are even more extreme, currently trading at negative triple digits for sales from miners to traders. It is unclear when, or how, the copper concentrate market will approach more balanced levels in the short term. Hudbay is also exposed to zinc concentrate treatment charges, as a seller of zinc concentrate. The 2026 zinc concentrate benchmark has not been established yet. While the 2026 benchmark had been expected to increase versus 2025's record low of $80/dmt, the recent tightening in the spot market makes this outcome less certain. Current spot rates, on a delivered China basis, are ~$40/dmt.

Spot bulk ocean freight rates have declined since year end, currently offering attractive spot rates at all of the Company's mines in a historical context. Subdued bunker prices and freight demand uncertainty in part due to geopolitical issues, are expected to constrain spot freight rates for the next several quarters. Consequently, Hudbay will be afforded the opportunity to lock in contracts of affreightment at terms likely attractive relative to 2025.

Sensitivity Analysis

The following table displays the estimated impact of changes in metals prices and foreign exchange rates on The Company's 2026 net profit, earnings per share and operating cash flow, assuming that Hudbay's operational performance is consistent with the mid-point of its guidance for 2026. The effects of a given change in an assumption are calculated in isolation.

	2026 Base	Change of +/-10% represented by +/-:	Impact on Profit +/-	Impact on EPS +/- [1]	Impact on Operating CF before changes in NCWC +/-
Metals Prices
Copper price[2]	$4.75/lb	$0.48/lb	$82M	$0.21	$98M
Gold price[3]	$3,850/oz	$385/oz	$52M	$0.13	$74M
Zinc price	$1.30/lb	$0.13/lb	$3M	$0.01	$4M
Exchange Rates [4]
C$/US$	1.37	0.14	$77M	$0.19	$56M

1 Based on 396.8 million common shares outstanding as at December 31, 2025.

2 Quotational period hedging program neutralizes provisional pricing adjustments.

3 Gold price sensitivity also includes an impact of a +/- 10% change in the silver price (2026 assumption: $42.00/oz of silver).

4 Change in profit from operational performance only, does not include change in profit arising from translation of balance sheet accounts.

FINANCIAL REVIEW

Financial Results

In the fourth quarter of 2025, Hudbay recorded net earnings attributable to owners of $128.0 million compared to the net earnings on the same basis of $21.2 million in the fourth quarter of 2024, representing an increase in net earnings attributable to owners of $106.8 million. For the full year of 2025, Hudbay recorded net earnings attributable to owners of $568.5 million compared to net earnings on the same basis of $76.7 million for the same period in 2024, representing an increase in earnings attributable to owners of $491.8 million.

The following table provides further details on the makeup of this variance:

(in $ millions)	Three months ended December 31, 2025	Year ended December 31, 2025
Increase (decrease) in components of earnings:
Revenues	148.0	189.8
Cost of sales
Mine operating costs	(32.0)	12.7
Depreciation and amortization	(30.3)	(13.1)
Selling and administrative expenses	(19.0)	(37.7)
Exploration expenses	(0.7)	(3.7)
Other operating expenses	35.7	49.6
Re-evaluation adjustment - environmental obligation	2.7	(3.7)
Impairment reversal	-	322.3
Consideration received from sale of non-core project	-	14.9
Net finance expense[1]	49.0	129.3
Tax expense	(44.7)	(163.9)
Increase in net earnings for the period	108.7	496.5
Change in non-controlling interest	(1.9)	(4.7)
Increase in net earnings attributable to owners for the period	106.8	491.8

1Net finance expense includes net interest expense on long-term debt, accretion on streaming arrangements, change in fair value of financial instruments and other net finance (income) cost.

Revenue

Revenue for the fourth quarter of 2025 was $732.9 million, $148.0 million higher than the same period in 2024, primarily due to stronger copper and gold realized prices, lower treatment and refining charges, offset by lower sales volume of all metals.

Revenue during the year ended December 31, 2025 was $2,211.0 million, $189.8 million higher than in 2024, primarily as a result of higher metal prices, lower treatment and refining charges, partially offset by lower sales volume of all metals.

While a majority of revenues continue to be from copper, gold represented a significant portion of total revenues at 41% and 38% for the three months and year-ended December 31, 2025, respectively. This is as a result of exposure to higher gold prices.

The following table provides further details on these variances:

(in $ millions)	Three months ended December 31, 2025	Year ended December 31, 2025 [2]

Metals prices[1]
Higher copper prices	80.5	117.8
Higher gold prices	105.7	275.0
Higher zinc prices	-	1.0
Higher silver prices	7.2	13.4
Sales volumes
Lower copper sales volumes	(34.2)	(97.3)
Lower gold sales volumes	(19.3)	(168.3)
Lower zinc sales volumes	(3.9)	(27.7)
Lower silver sales volumes	(6.5)	(8.7)
Other
Molybdenum and other volume and pricing differences	(1.6)	2.0
Variable consideration adjustments	-	13.7
Effect of lower treatment and refining charges	20.1	68.9

Increase in revenue in 2025 compared to 2024	148.0	189.8

1 See discussion below for further information regarding metals prices.

2 Copper Mountain mine results are stated at 100%

Hudbay's revenue by significant product type is summarized below:

	Three months ended			Year ended
(in $ millions)	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Copper	383.3	178.8	349.0	1,161.5	1,154.8
Gold	285.5	125.5	199.6	794.4	673.6
Zinc	12.5	9.6	16.4	43.5	71.1
Silver	16.3	9.1	15.7	53.6	51.5
Molybdenum	9.9	14.0	9.1	63.9	60.1
Other metals	0.2	-	1.2	-	1.7
Revenue from contracts	707.7	337.0	591.0	2,116.9	2,012.8
Amortization of deferred revenue - gold	14.7	2.3	14.6	31.3	40.7
Amortization of deferred revenue - silver	9.3	4.0	11.6	33.8	33.6
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	-	9.9	(3.8)
Pricing and volume adjustments[1]	7.0	8.8	(6.4)	47.5	35.2
Treatment and refining charges	(5.8)	(5.3)	(25.9)	(28.4)	(97.3)
Revenue	732.9	346.8	584.9	2,211.0	2,021.2

1 Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts (QP hedges) and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 20 of Hudbay's consolidated financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, zinc, gold and silver, Hudbay may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The gains and losses on QP hedges are included in the calculation of realized prices. Hudbay expects that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Hudbay's realized prices for the three months ended December 31, and September 30, 2025 and year ended December 31, 2025 and 2024, respectively, are summarized below:

			Realized prices[1] for the				Realized prices[1] for the
			Three months ended				Year ended
Prices		LME QTD 2025[2]	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	LME YTD 2025[2]	Dec. 31, 2025	Dec. 31, 2024
Copper	$/lb	5.03	5.17	4.37	4.09	4.51	4.64	4.18
Gold[3]	$/oz	4,152	3,580	3,522	2,327	3,440	3,297	2,241
Zinc	$/lb		1.39	1.30	1.39		1.29	1.26
Silver[3]	$/oz		31.34	33.22	23.12		28.43	24.23

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

2 London Metal Exchange average for Cash copper and zinc prices.

3 Sales of gold and silver from Constancia mine are subject to Hudbay's precious metals stream agreement with Wheaton, pursuant to which Hudbay recognizes deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 45 of this MD&A.

In addition to QP hedges, the Company may periodically undertake metal price hedging in accordance with Board approved policies to achieve strategic objectives, including locking in favourable metal prices to ensure minimum cash flows during or after the construction of a mine or during a period of reduced liquidity due to large capital investments, to manage cash flows at shorter life or higher cost operations or as part of a financing arrangement. The realized prices, denoted in the table above, exclude the impact of derivative mark-to-market gains and losses on these non-QP hedges, which are included in change in fair value of financial instruments in Hudbay's consolidated statements of income.

As of December 31, 2025, Hudbay had no non-QP hedges outstanding.

During the first quarter of 2026, Hudbay entered into the following non-QP hedges:

• Forward sales contracts for a total of 2,200 tonnes of copper production over the period of June 2026 to April 2027 at an average price of $6.02 per pound; and

• Zero-cost collar program for 4,400 tonnes of copper production over the period of June 2026 to April 2027 at an average floor price of $5.75 per pound and an average cap price of $6.34 per pound.

Together, the forward copper sales and zero copper cost collar hedges represent approximately 20% of Copper Mountain's expected 2026 production.

The following tables provide a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

Three months ended December 31, 2025
(in $ millions except for realized price and payable metal sold) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	383.3	285.5	12.5	16.3	9.9	0.2	707.7
Amortization of deferred revenue	-	14.7	-	9.3	-	-	24.0
Pricing and volume adjustments [3]	5.4	2.0	(0.3)	1.7	(1.8)	-	7.0
Revenue, including mark-to-market on QP hedges [4]	388.7	302.2	12.2	27.3	8.1	0.2	738.7
Realized non-QP derivative mark-to-market	-	-	-	-	-	-	-
By-product credits [5]	388.7	302.2	12.2	27.3	8.1	0.2	738.7
Payable metal in concentrate and doré sold [6]	34,132	84,424	3,972	871,006	190	-	-
Realized price [7]	5.17	3,580	1.39	31.34	-	-	-
Realized price, including realized non-QP derivative [7]	5.17	3,580	1.39	31.34	-	-	-
Three months ended September 30, 2025
Revenue from contracts [2]	178.8	125.5	9.6	9.1	14.0	-	337.0
Amortization of deferred revenue	-	2.3	-	4.0	-	-	6.3
Pricing and volume adjustments [3]	(2.5)	7.0	0.3	0.8	3.2	-	8.8
Revenue, including mark-to-market on QP hedges [4]	176.3	134.8	9.9	13.9	17.2	-	352.1
Realized non-QP derivative mark-to-market	-	-	-	-	-	-	-
By-product credits [5]	176.3	134.8	9.9	13.9	17.2	-	352.1
Payable metal in concentrate and doré sold [6]	18,280	38,279	3,452	418,418	269	-	-
Realized price [7]	4.37	3,522	1.30	33.22	-	-	-
Realized price, including realized non-QP derivative [7]	4.37	3,522	1.30	33.22
Three months ended December 31, 2024
Revenue from contracts [2]	349.0	199.6	16.4	15.7	9.1	1.2	591.0
Amortization of deferred revenue	-	14.6	-	11.6	-	-	26.2
Pricing and volume adjustments [3]	(6.6)	1.6	(0.3)	(0.7)	(0.4)	-	(6.4)
Revenue, including mark-to-market on QP hedges [4]	342.4	215.8	16.1	26.6	8.7	1.2	610.8
Realized non-QP derivative mark-to-market [5]	(1.3)	(2.9)	-	-	-	-	(4.2)
By-product credits [4]	341.1	212.9	16.1	26.6	8.7	1.2	606.6
Payable metal in concentrate and doré sold [6]	37,927	92,734	5,261	1,150,518	182	-	-
Realized price [7]	4.09	2,327	1.39	23.12	-	-	-
Realized price, including realized non-QP derivative [7]	4.08	2,296	1.39	23.12

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

2 As per IFRS Accounting Standards.

3 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for QP hedge derivative contracts and adjustments to originally invoiced weights and assays.

4 Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.

5 By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

6 Copper and zinc shown in metric tonnes and gold and silver shown in ounces.

7 Realized price for copper and zinc in $/lb and realized price for gold and silver in $/oz.

Year ended December 31, 2025
(in $ millions except for realized price and payable metal sold) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	1,161.5	794.4	43.5	53.6	63.9	-	2,116.9
Amortization of deferred revenue	-	31.3	-	33.8	-	-	65.1
Pricing and volume adjustments [3]	10.2	32.5	(0.3)	3.3	1.8	-	47.5
Revenue, including mark-to-market on QP hedges [4]	1,171.7	858.2	43.2	90.7	65.7	-	2,229.5
Realized non-QP derivative mark-to-market	(2.3)	-	-	-	-	-	(2.3)
By-product credits [5]	1,169.4	858.2	43.2	90.7	65.7	-	2,227.2
Payable metal in concentrate and doré sold [6]	114,534	260,261	15,152	3,190,552	1,334	-	-
Realized price [7]	4.64	3,297	1.29	28.43	-	-	-
Realized price, including realized non-QP derivative [7]	4.63	3,297	1.29	28.43	-	-	-
Year ended December 31, 2024
(in $ millions except for realized price and payable metal sold) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	1,154.8	673.6	71.1	51.5	60.1	1.7	2,012.8
Amortization of deferred revenue	-	40.7	-	33.6	-	-	74.3
Pricing and volume adjustments [3]	(3.6)	37.2	(1.2)	0.9	1.9	-	35.2
Revenue, including mark-to-market on QP hedges [4]	1,151.2	751.5	69.9	86.0	62.0	1.7	2,122.3
Realized non-QP derivative mark-to-market	(5.2)	(3.7)	-	-	-	-	(8.9)
By-product credits [5]	1,146.0	747.8	69.9	86.0	62.0	1.7	2,113.4
Payable metal in concentrate and doré sold [6]	125,094	335,342	25,120	3,549,816	1,287	-	-
Realized price [7]	4.18	2,241	1.26	24.23	-	-	-
Realized price, including realized non-QP derivative [7]	4.16	2,230	1.26	24.23	-	-	-

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

2 As per consolidated financial statements.

3 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for QP hedge derivative contracts and adjustments to originally invoiced weights and assays.

4 Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.

5 By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

6 Copper and zinc shown in metric tonnes and gold and silver shown in ounces.

7 Realized price for copper and zinc in $/lb and realized price for gold and silver in $/oz.

The price, quantity and mix of metals sold affect Hudbay's revenue, operating cash flow and gross profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Precious metals - stream sales and realized price breakdown

The following table shows a breakdown of realized prices for precious metals inclusive of stream and offtaker revenue. It further identifies the components of the realized price for stream revenues between the amortized drawdown rate and cash payment rate.

(in $ millions except for realized price and payable metal sold)		Gold				Silver
		Three months ended		Year ended		Three months ended		Year ended
Revenue		Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Stream		22.0	22.2	46.8	61.8	13.2	16.6	47.9	48.0
Offtaker		280.2	193.6	811.4	689.7	14.1	10.0	42.8	38.0
Revenue, including mark-to-market on QP hedges [3]		302.2	215.8	858.2	751.5	27.3	26.6	90.7	86.0

Payable metal sold
Stream	oz	17,029	17,873	36,352	49,822	612,924	796,849	2,242,607	2,310,394
Offtaker	oz	67,395	74,861	223,909	285,520	258,082	353,669	947,945	1,239,422
Total payable metal sold	oz	84,424	92,734	260,261	335,342	871,006	1,150,518	3,190,552	3,549,816

Deferred revenue drawdown rate[1]	$/oz	860	817	860	817	15.06	14.56	15.06	14.56
Cash rate[2]	$/oz	429	425	427	423	6.33	6.26	6.29	6.23
Stream realized price	$/oz	1,289	1,242	1,287	1,240	21.39	20.82	21.35	20.79
Offtaker realized price	$/oz	4,158	2,586	3,624	2,416	54.63	28.28	45.15	30.66
Realized price	$/oz	3,580	2,327	3,297	2,241	31.34	23.12	28.43	24.23

1 Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.

2 The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective August 4, 2019. Subsequently every year, on August 4, the cash rate will increase by 1% compounded.

3 Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.

Subsequent to the variable consideration adjustment recorded on January 1, 2025, the deferred revenue amortization is recorded in Peru at $860 per ounce gold and $15.06 per ounce silver (December 31, 2024 - $817 per ounce gold and $14.56 per ounce silver).

Cost of Sales

Hudbay's detailed cost of sales is summarized as follows:

(in $ millions)	Three months ended			Year ended
	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Peru
Mining	37.6	34.8	47.3	131.5	145.5
Milling	52.0	40.8	53.6	195.0	197.1
Changes in product inventory	15.6	(26.9)	(6.7)	6.5	9.6
Depreciation and amortization	115.8	50.0	83.2	290.0	270.3
G&A	48.3	19.5	33.3	113.8	96.0
Overhead costs incurred during Peru temporary suspension (cash)	1.3	7.3	-	8.6	-
Inventory adjustments	(0.2)	(1.3)	(0.2)	-	-
Freight, royalties and other charges	20.2	10.9	20.7	60.8	69.2
Total Peru cost of sales	290.6	135.1	231.2	806.2	787.7
Manitoba
Mining	39.3	15.8	42.6	126.9	169.4
Milling	16.2	5.9	16.6	49.9	65.2
Changes in product inventory	(2.2)	3.1	(0.3)	3.7	(2.0)
Depreciation and amortization	22.6	16.3	27.2	86.4	106.2
Overhead costs incurred during Manitoba temporary suspension (cash)	-	16.0	-	19.2	-
Inventory adjustments	0.8	-	0.3	1.8	1.7
G&A	17.5	6.4	13.0	53.3	48.7
Past service costs	-	-	1.5	-	4.3
Freight, royalties and other charges	5.1	2.5	7.0	18.4	25.4
Total Manitoba cost of sales	99.3	66.0	107.9	359.6	418.9
British Columbia[1]
Mining	26.3	19.6	18.2	92.0	79.1
Milling	28.3	29.1	25.2	100.6	89.8
Changes in product inventory	(9.1)	4.2	(3.0)	(2.1)	3.8
Depreciation and amortization	14.1	16.4	11.8	63.3	50.1
G&A	10.2	7.6	5.0	30.7	20.0
Inventory adjustments	0.1	-	1.2	2.3	1.2
Freight, royalties and other charges	3.0	3.5	3.0	15.2	16.8
Total British Columbia cost of sales	72.9	80.4	61.4	302.0	260.8
Cost of sales	462.8	281.5	400.5	1,467.8	1,467.4

1 Copper Mountain mine results are stated at 100%.

Total cost of sales for the fourth quarter of 2025 was $462.8 million, reflecting an increase of $62.3 million compared to the fourth quarter of 2024.

Peru cost of sales increased by $59.4 million in the fourth quarter of 2025, compared to the same period of 2024 primarily due to higher depreciation primarily as a result of Pampacancha being fully depleted in December 2025 and higher change in product inventory as a result of a 20,000 dry metric tonne copper concentrate shipment from September being deferred to early October 2025, resulting in a larger drawdown of product inventory in the fourth quarter. Manitoba cost of sales decreased by $8.6 million in the fourth quarter of 2025 when compared to the same period of 2024, primarily driven by lower operating activity due to a one-week winter power outage which resulted in lower mining and milling costs as well as lower depreciation. These decreases to Manitoba cost of sales were partially offset by higher profit sharing in the fourth quarter of 2025 compared to the same period in 2024. British Columbia cost of sales increased by $11.5 million primarily driven by higher mining, milling and G&A costs. Mining and G&A costs were higher as the operation transitioned towards an expanded in-house workforce leading to the hiring of 240 new employees as Hudbay continues to ramp-up its optimization plans at Copper Mountain. Milling costs were higher primarily because of lower milled throughput and non-recurring costs associated with the unplanned primary SAG mill maintenance.

Total cost of sales for the year ended December 31, 2025 was $1,467.8 million, remaining relatively consistent with the comparable period, reflecting an increase of $0.4 million.

Peru cost of sales increased by $18.5 million for the year ended December 31, 2025, compared to the same period of 2024 primarily due to the same factors mentioned above, as well as $8.6 million in direct charge to cost of sales as a result of the temporary suspension of operations in the third quarter of 2025. Manitoba cost of sales decreased by $59.3 million primarily due to the Manitoba wildfires leading to lower overall costs in-line with lower production. These decreases have been partially offset by higher overhead costs incurred during the temporary suspension and changes in product inventory. British Columbia cost of sales increased by $41.2 million primarily driven by higher mining, milling, depreciation and G&A, partially offset by lower freight, royalties and other charges and a decrease in changes in product inventory.

For details on unit operating costs, refer to the respective tables in the "Operations Review" section of this MD&A.

For the fourth quarter of 2025, other significant variances in expenses, compared to the same period in 2024, include the following:

- General administration expenses increased by $19.0 million, primarily due to an increase of $22.5 million in share-based compensation mostly from the revaluation of share units to higher stock prices compared to prior period.

- Other operating expenses decreased by $35.7 million, primarily due to a gain of $25.0 million from business interruption insurance proceeds in Manitoba from the temporary suspension of operations related to the wildfire evacuation orders and a decrease of $11.2 million in write-off of previously capitalized PP&E costs.

- Net finance expenses decreased by $49.0 million, primarily due to an increase in mark-to-market gains of $32.5 million from investments, decrease in foreign exchange loss of $22.7 million from the revaluation of foreign currency monetary balances, a decrease of $1.4 million from interest expense on long-term debt benefiting from the retirement of some senior notes, partially offset by an increase in losses of $7.6 million from non-QP hedges.

For the full year of 2025, other significant variances in expenses, compared to the same period in 2024, included the following:

- General administration expenses increased by $37.7 million, primarily due to an increase of $37.3 million in share-based compensation expense mostly from the revaluation of share units due to higher share prices compared to the prior period.

- Exploration expenses increased by $3.7 million, primarily due to Hudbay's planned Snow Lake exploration program consisting of modern geophysical programs and multi-phased drilling campaigns, most of which was funded by flow-through financing.

- Other operating expenses decreased by $49.6 million, primarily due to a gain of $25.0 million from business interruption insurance proceeds in Manitoba as noted above, a decrease of $23.9 million due to a write-off of previously capitalized PP&E costs, an increase of $4.1 million from the Marubeni option agreement as funds are spent on exploration work, higher income of $3.5 million from the amortization of obligations related to the flow through share deferred liability, partially offset by an increase of $4.4 million related to Manitoba wildfire evacuation costs.

- Re-evaluation adjustment - environmental provision gain decreased by $3.7 million due to the relative revaluation of the environmental reclamation provision on Hudbay's Manitoba non-producing sites from changes in long-term risk-free discount and inflation rates. Given the long term nature of the reclamation cash flows, the related environmental reclamation provision is highly sensitive to changes in inflation and long-term-risk free discount rates, and, as such, Hudbay may continue to experience significant quarterly environmental reclamation revaluations.

- Impairment reversal gain reflects a non-cash full impairment reversal of $322.3 million on the carrying value of the Copper World project, following the announcement of the Copper World JV Transaction with Mitsubishi for a 30% minority interest.

- Consideration received from sale of non-core project reflects $14.9 million contingent consideration received from an asset previously sold by Copper Mountain Mining Corporation.

- Net finance expenses decreased by $129.3 million due to an increase in mark-to-market gains of $52.0 million from investments, a $39.6 million decrease in net foreign exchange loss from the revaluation of foreign currency monetary balances, a decrease in the relative revaluation loss of the now retired gold prepayment liability of $10.7 million, a $9.1 million decrease in interest expense on long-term debt, decrease in losses of $6.8 million from non-QP hedges, an increase of $6.6 million in interest income, partially offset by an increase of $2.3 million in interest on equipment financing and leases.

Tax Expense

For the three and twelve months ended December 31, 2025, tax expense increased by $44.7 million and $163.9 million, respectively, compared to the same period in 2024. The following table provides further details:

(in $ millions)	Three months ended		Year ended
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Current tax expense - income tax	112.8	52.2	210.6	119.9
Deferred tax expense (recovery) expense - income tax[1]	(19.4)	15.1	60.2	13.9
Total income tax expense	93.4	67.3	270.8	133.8
Current tax expense - mining tax	37.6	19.2	80.7	57.0
Deferred tax recovery - mining tax[1]	(1.9)	(2.1)	(3.8)	(7.0)
Total mining tax expense	35.7	17.1	76.9	50.0
Tax expense	129.1	84.4	347.7	183.8
[1] Deferred tax expense (recovery) represents Hudbay's draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Applying the estimated Canadian statutory income tax rate of 26.7% to Hudbay's net earnings before taxes of $912.0 million for the full year of 2025 would have resulted in a tax expense of approximately $243.5 million; however, Hudbay recorded an income tax expense of $270.8 million. The primary items causing Hudbay's effective income tax rate to be different than the 26.7% estimated Canadian statutory income tax rate are the following:

- Foreign exchange on the translation of deferred tax balances to group currency, resulting in a deferred tax recovery of $15.4 million.

- The tax expense with respect to Hudbay's foreign operations is recorded using an income tax rate other than the Canadian statutory income tax rate of 26.7%, resulting in a tax expense of $71.6 million.

- Current mining tax deductions resulted in a tax recovery of $24.2 million.

Mining Tax Expense

For the full year of 2025, Hudbay recorded a mining tax expense of $76.9 million. Effective mining tax rates can vary significantly based on the composition of Hudbay's earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in Hudbay's various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on earnings related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

- 10% of total mining taxable earnings if mining profit is C$50 million or less;

- Between mining earnings of C$50 and C$55 million, mining tax is equal to a minimum of C$5 million plus mining earnings less C$50 million multiplied by 65%;

- 15% of total mining taxable earnings if mining profits are between C$55 million and C$100 million;

- Between mining earnings of C$100 million and C$105 million, mining tax is equal to a minimum of C$15 million plus mining earnings less C$100 million multiplied by 57%; and

- 17% of total mining taxable earnings if mining profits exceed C$105 million.

Hudbay estimates that the deferred tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, Hudbay has recorded a deferred tax liability as at December 31, 2025, at the tax rate expected to apply when temporary differences reverse.

British Columbia

The Province of British Columbia imposes a 13% net revenue tax on the sale of mineral products mined in the province of British Columbia after the mine owner has recovered the capital invested in the mine and its "Cumulative Expenditure Account" ("CEA") no longer has a balance. The tax is paid on the profit in excess of the capital that has been invested in the mine. British Columbia mineral tax is deductible for federal and provincial income tax purposes.

While there is a balance in the CEA account, the mine owner must pay a "Net Current Proceeds" ("NCP") tax of 2%. Any amounts paid as NCP can then be claimed in the future against net revenue taxes payable.

Hudbay estimates that the effective tax rate that will be applicable when temporary differences reverse will be approximately 9.49%.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2025, Hudbay's total liquidity of $993.7 million includes $568.9 million in cash as well as undrawn total availability of $424.8 million under Hudbay's revolving credit facilities.

Senior Unsecured Notes

As at December 31, 2025, Hudbay had $472.5. million aggregate principal amount of 2026 Notes and $542.4 million aggregate principal amount of 2029 Notes.

During the full year 2025, Hudbay made open market purchases of $102.5 million of its 4.5% senior notes due April 2026 ("2026 Notes"), at a discount to par. As at December 31, 2025, Hudbay has presented all of the 2026 Notes as a current liability amounting to $472.1 million, which affected working capital in the period.

Senior Secured Revolving Credit Facilities

Hudbay has two senior secured revolving credit facilities with total commitments of $450 million ("the Credit Facilities") for its Canadian and Peruvian businesses on substantially similar terms and conditions. These facilities include an accordion feature that allows Hudbay the option to increase the facility by an additional $150 million at Hudbay's discretion over the four-year term.

As at December 31, 2025, there were no cash drawings under the Revolving Credit Facilities and $25.2 million in letters of credit secured under the Canadian Facility.

As at December 31, 2025, Hudbay was in compliance with its covenants under the Credit Facilities.

Closing of $600 Million Strategic Investment

Subsequent to year-end, Hudbay successfully closed its previously announced strategic partnership with Mitsubishi on January 9, 2026. Under the terms of the agreement, Mitsubishi acquired a 30% interest in the Copper World project for total cash consideration of $600 million. Upon the closing of the partnership, Hudbay received approximately $420 million in cash, which is specifically earmarked to fund the construction and development of Copper World. The remaining $180 million is scheduled to be received within 18 months of closing, in accordance with the terms of the definitive subscription agreement.

C$130 Million Bilateral Letter of Credit Facility

Hudbay has a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. The LC Facility has no financial covenants and enables Hudbay to issue up to C$130.0 million of letters of credit to beneficiaries on an unsecured basis at attractive rates, including C$30.0 million sub-limit for financial letters of credit. As at December 31, 2025, the Manitoba business unit had drawn $56.4 million in letters of credit under the LC Facility.

Surety Bonds and Letters of Credit

As at December 31, 2025, the United States business unit had $18.4 million in surety bonds issued to support future reclamation and closure obligations and the Peru business unit had $135.0 million in letters of credit and surety bonds issued with various Peruvian financial institutions to support future reclamation and other operating matters. In addition, the British Columbia business unit had $47.9 million in surety bonds issued to support future reclamation and $1.3 million in surety bonds and letters of credit to support other operating matters. No cash collateral is required to be posted under these surety bonds.

Working Capital

Working capital decreased by $576.9 million to a negative position of $65.6 million from December 31, 2024 to December 31, 2025, primarily due to reporting a current portion of long-term debt of $472.1 million as the 2026 Notes are now maturing within one year, an increase in other financial liabilities of $84.6 as a result of the revaluation of derivative liabilities and changes to agreements with communities, an increase in trade and other payables of $72.6 million mostly as a result of timing of payables on capital items and employee profit sharing, an increase in other liabilities of $60.3 million primarily related to share based compensation, a decrease in short-term investments of $40.0 million from the release of guaranteed investment certificates, an increase in taxes payable of $16.7 million and a decrease in other financial assets of $14.5 million.

Partially offsetting these items was an increase in trade and other receivables of $142.3 million primarily due to higher metal prices and timing of sales, an increase in cash and cash equivalents of $27.1 million, a decrease in deferred revenue of $11.0 million and a decrease in lease liabilities of $3.8 million.

Cash Flows

The following table summarizes Hudbay's cash flows for the three months ended December 31, 2025, June 30, 2025 and December 31, 2024:

(in $ millions)	Three months ended			Year ended
	Dec. 31, 2025	Sept. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Operating cash flow before change in non-cash working capital	336.9	70.3	231.5	764.3	691.1
Change in non-cash working capital	(127.5)	43.2	6.6	(57.0)	(24.9)
Cash generated from operating activities	209.4	113.5	238.1	707.3	666.2
Cash used in investing activities	(183.6)	(99.9)	(99.6)	(468.4)	(382.9)
Cash (used in) generated from financing activities	(68.7)	(26.3)	(36.9)	(214.4)	10.2
Effect of movement in exchange rates on cash	0.7	(1.7)	(3.1)	2.6	(1.5)
Net (decrease) increase in cash	(42.2)	(14.4)	98.5	27.1	292.0

Cash Flow from Operating Activities

Cash generated from operating activities was $209.4 million during the fourth quarter of 2025, a decrease of $28.7 million compared to the same period in 2024. Operating cash flow before change in non-cash working capital was $336.9 million during the fourth quarter of 2025, reflecting an increase of $105.4 million compared to the fourth quarter of 2024. The increase in operating cash flows before change in working capital compared with the fourth quarter of 2024 was primarily the result of higher metal prices, partially offset by higher cash taxes paid which are a function of higher profits in earlier quarters in Peru and Manitoba that were subsequently payable.

Full year 2025 cash generated from operating activities was $707.3 million in 2025, an increase of $41.1 million compared to the same period in 2024. Operating cash flow before changes in non-cash working capital for the year ended 2025 was $764.3 million, an increase of $73.2 million compared to the same period in 2024. The increase in operating cash flow before changes in working capital was primarily the result of higher metal prices and lower treatment and refining charges, partially offset by the interruptions in Manitoba and Peru impacting full year 2025 sales volumes and a significant increase in cash taxes paid of $135.9 million mainly at Hudbay's Manitoba and Peru operations.

Cash Flow from Investing and Financing Activities

During the fourth quarter of 2025, Hudbay spent $252.3 million in investing and financing activities, primarily driven by $143.2 million in capital expenditures, $42.5 million in purchase of investments, $39.2 million toward the repurchase of senior unsecured notes net of discounts, $15.8 million in capitalized lease and equipment financing payments and $1.8 million in financing costs paid. These cash outflows were offset by cash inflows of $15.7 million proceeds from flow through share financing, net of share issuance costs, $5.4 million of investment income received and $4.5 million from the contingent consideration received on the sale of a non-core project.

Full year 2025, Hudbay spent $682.8 million in investing and financing activities, primarily driven by $466.7 million in capital expenditures, $102.1 million of Hudbay's senior unsecured notes repurchased net of discounts, $61.8 million in net purchases of investments, $58.4 million in interest paid on Hudbay's long-term debt, $57.1 million in capitalized lease and equipment financing payments, $17.5 million in community agreement payments, $11.7 million in financing costs paid, $6.0 million in the Copper Mountain non-controlling interest acquisition payment and related transaction costs, $5.6 million in dividends paid, $3.4 million in payments made on settlement of non-QP hedges and $2.8 million in acquisition of intangible assets.

This was offset by cash inflows of $40.0 million from the release of the guaranteed investment certificates, $26.8 million of proceeds from equity issuance and flow through share financing, net of share issuance costs, $24.0 million of investment income received, $14.9 million from the contingent consideration received on the sale of a non-core project, and $3.1 million from net proceeds from the exercise of stock options and warrants.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended			Year ended		Guidance
	Dec. 31, 2025	Sept. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	Annual
(in $ millions)						2025[2]
Peru sustaining capital expenditures[1]	40.5	23.6	29.9	137.0	124.4	170.0
Manitoba sustaining capital expenditures	16.4	5.5	12.5	45.7	45.6	60.0
British Columbia sustaining capital expenditures[1,3]	34.9	42.1	29.2	131.4	123.1	135.0
Total sustaining capital expenditures	91.8	71.2	71.6	314.1	293.1	365.0
Copper World growth capitalized costs[4]	28.0	18.4	13.4	71.5	28.9	110.0
Peru growth capitalized expenditures	1.0	1.5	0.5	4.7	0.8	25.0
Manitoba growth capitalized expenditures	2.2	1.3	2.3	7.4	7.0	15.0
British Columbia growth capitalized expenditures	15.4	21.3	4.7	64.2	8.1	75.0
Capitalized exploration	8.3	2.8	6.7	15.6	12.2	10.0
Right-of-use asset and equipment financing additions	18.1	3.7	42.3	50.7	96.5
LOM Community agreement additions	9.2	13.6	12.7	23.4	14.5
Non-cash capitalized stripping	5.9	7.4	6.2	28.2	24.5
Grants	(1.3)	(0.7)	(0.7)	(3.5)	(3.1)
Other capitalized costs	6.2	0.3	3.7	6.2	3.7
Total other capitalized expenditures	93.0	69.6	91.8	268.4	193.1
Total accrued capital additions	184.8	140.8	163.4	582.5	486.2

Reconciliation to cash capital additions:
Other capitalized costs[2]	(33.2)	(24.7)	(61.2)	(102.3)	(135.5)
Change in capital accruals and other	(8.4)	(5.7)	(5.2)	(13.5)	(3.6)
Acquisition of property, plant & equipment - cash	143.2	110.4	97.0	466.7	347.1

1 Peru and British Columbia sustaining capital expenditures include capitalized stripping costs.

2 Other capitalized costs primarily include right-of-use lease and equipment financing additions, which are excluded from guidance in 2025, community agreement additions and non-cash capitalized stripping.

3 Includes 100% of Copper Mountain mine production. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

4 With the announcement of the JV Transaction Hudbay expects to accelerate detailed engineering, long lead items and other de-risking activities by advancing $20 million in growth capital expenditures to 2025 from future years, updating total 2025 Copper World growth spending guidance to $110 million compared to the original 2025 guidance of $90 million.

For the quarter and year ended December 31, 2025, total capital additions increased by $21.4 million and $96.3 million, respectively, compared to the same period in 2024, primarily due to a planned increase in growth capital in British Columbia and Copper World.

Sustaining capital expenditures in Peru for the quarter and year ended December 31, 2025 were $40.5 million and $137.0 million, respectively, representing an increase of $10.6 million and $12.6 million, respectively, compared to the same periods in 2024 as a result of the timing of various stripping campaigns and civil work projects. Sustaining capital expenditures in Manitoba for the quarter and year ended December 31, 2025 were $16.4 million and $45.7 million, respectively, representing an increase of $3.9 million and $0.1 million, respectively, compared to the same periods in 2024 mostly due to higher capital development at Lalor. Sustaining capital expenditures in British Columbia for the quarter and year ended December 31, 2025 were $34.9 million and $131.4 million, respectively, which included $25.6 million and $97.6 million, respectively, of capitalized stripping related to Hudbay's planned three-year accelerated stripping campaign to access higher grade ore by 2027.

Growth capital expenditures in Peru for the quarter and year ended December 31, 2025 were $1.0 million and $4.7 million, respectively, representing an increase of $0.5 million and $3.9 million, respectively. The increase mainly relates to the implementation of the pebble crusher in Peru. Growth capital spending in Manitoba for the quarter and year ended December 31, 2025 was $2.2 million and $7.4 million, respectively, primarily related to the exploration and haulage drifts towards the 1901 deposit. Growth capital expenditures in British Columbia for the quarter and year ended December 31, 2025 were $15.4 million and $64.2 million, respectively, representing an increase of $10.7 million and $56.1 million, respectively, compared to the same periods in 2024. The increase mainly relates to the Copper Mountain secondary SAG mill optimization project, which is intended to increase nominal capacity at Copper Mountain. Copper World capital expenditures for the quarter and year ended December 31, 2025 were $28.0 million and $71.5 million, respectively, mainly related to feasibility study activities and ongoing carrying costs for Copper World.

Capitalized exploration for the three months and year ended December 31, 2025 was $8.3 million and $15.6 million, respectively.

Total sustaining capital in 2025 was approximately $50 million lower than guidance due to approximately $10 million lower capitalized stripping in Peru from the impact of social unrest, approximately $10 million lower capitalized development at Lalor due to the impact of wildfires, and approximately $38 million in sustaining capital deferrals to 2026, partially offset by $13 million higher capitalized stripping in British Columbia. Excluding Copper World project costs, growth capital in 2025 was approximately $39 million lower than guidance primarily due to timing of expenditure and a majority is expected to be deferred to 2026. Copper World growth spending in 2025 was approximately $39 million lower than guidance due to timing of expenditure, a majority of which will be deferred to 2026.

Capital Commitments

As at December 31, 2025, Hudbay had outstanding capital commitments in Canada of approximately $29.1 million, of which $18.4 million can be terminated, approximately $25.7 million in Peru primarily related to sustaining capital commitments and exploration option agreements, all of which can be terminated, and approximately $123.4 million in United States, primarily related to the Copper World project, of which $121.2 million can be terminated.

Contractual Obligations

The following table summarizes Hudbay's significant contractual obligations as at December 31, 2025:

	Total	Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)
Long-term debt obligations[1]	1,148.7	518.8	70.9	559.0	-
Equipment financing and lease obligations	240.4	85.3	101.3	43.1	10.7
Purchase obligation - capital commitments	178.2	128.0	38.5	1.0	10.7
Purchase obligation - other commitments[2]	1,265.7	507.9	296.5	130.1	331.2
Deferred payment and contingent obligations	39.8	3.0	9.8	13.5	13.5
Pension and other employee future benefits obligations[3]	93.9	6.3	12.9	8.1	66.6
Community agreement obligations[4,5]	136.7	67.0	12.3	9.2	48.2
Decommissioning and restoration obligations[5]	506.5	19.6	10.4	14.9	461.6
Total	3,609.9	1,335.9	552.6	778.9	942.5

1 Long-term debt obligations include scheduled interest payments, as well as principal repayments

2 Primarily made up of trades payables, accrued liabilities, long-term agreements with operational suppliers, obligations for power purchases, concentrate handling and fleet and port services.

3 Discounted.

4 Represents community agreement obligations and various finalized land user agreements, including Pampacancha.

5 Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, Hudbay also has the following commitments which impact Hudbay's financial position:

- A profit-sharing plan with most Manitoba employees;

- A profit-sharing plan with all Peru employees;

- Share-based compensation;

- Wheaton precious metals stream agreement for the Constancia mine;

- Government royalty payments related to the Constancia mines;

- Participation agreements related to the Copper Mountain mine, and

- Contracts related to future production and sales, such as royalties.

Outstanding Share Data

As of February 18, 2026, the final trading day prior to the date of this MD&A, there were 396,845,111 common shares of Hudbay issued and outstanding. In addition, there were 2,688,437 stock options outstanding.

FINANCIAL RISK MANAGEMENT

The Financial Risk Management risks in this MD&A are not exhaustive. Please also refer to the heading "Risk Factors" in the Company's most recent Annual Information Form for a discussion of the additional risk factors that may affect Hudbay's business, operations and financial condition. In addition to those risks, the Company has identified the following other risks which may affect its consolidated financial statements in the future.

Metals Price Strategic Risk Management

Commodity prices are a key driver of the Company's financial and operational results. Hudbay's strategic objective is to provide its investors with exposure to base metals prices, unless a reason exists to implement a hedging arrangement. From time to time, the Company maintains price protection programs and conducts commodity price risk management in line with Board-approved policies to reduce risk through the use of financial instruments.

In the normal course, the Company typically consider metal price hedging to manage the risk associated with provisional pricing terms in concentrate sales agreements and in connection with stream delivery obligations. The Company may also occasionally consider metal price hedging in accordance with Board approved policies to achieve strategic objectives, including: locking in favourable metal prices to ensure a minimum cash flow during or after the construction of a mine or major capital project during a period of reduced liquidity, to maintain profitable production of shorter life/higher cost operations or as part of a financing arrangement.

During the year, the Company entered into copper, gold and zinc hedging transactions intended to manage the risk associated with provisional pricing terms in concentrate sales agreements.

As at December 31, 2025, Hudbay had 57.9 million pounds of net copper fixed for floating swaps outstanding at an average fixed receivable price of $5.18/lb associated with provisional pricing risk in concentrate sales agreements. These swaps settled beginning in January 2026 and will continue through May 2026.

As at December 31, 2025, Hudbay had 23,180 ounces of net gold fixed for floating swaps outstanding at an average fixed receivable price of $4,333/ounces associated with provisional pricing risk in concentrate sales agreements. These swaps settled beginning in January 2026 and will continue through February 2026.

As at December 31, 2025, Hudbay had 7.3 million pounds of net zinc swaps outstanding at an effective average fixed receivable price of $1.40/lb associated with provisional pricing risk in concentrate sales agreements. These swaps settled in January 2026.

During the first quarter 2026, Hudbay entered into copper forward sales contracts and zero-cost collar hedges to lock in favourable metal prices to ensure minimum cash flows related to large capital investments at Copper Mountain. A total of 2,200 tonnes of copper production over the period of June 2026 to April 2027 at an average price of $6.02 per pound, as well as a zero-cost collar program for 4,400 tonnes of copper production over the period of June 2026 to April 2027 at an average floor price of $5.75 per pound and an average cap price of $6.34 per pound. Together, the forward sales and zero cost collar hedges entered into during the first quarter of 2026 represent approximately 20% of Copper Mountain's 2026 expected production.

From time to time, the Company enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. The Company is generally obligated to deliver gold and silver to Wheaton Precious Metals Corp. ("Wheaton") prior to the determination of final settlement prices. These forward sales contracts are entered into at the time Hudbay delivers gold and silver to Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. The Company's swap agreements are with counterparties it believes to be creditworthy and do not require the Company to provide collateral.

Carrying Values and Mine Plan Updates

At the end of each reporting period, Hudbay reviews its groups of non-financial assets to determine whether there are any indicators of impairment or impairment reversal. If any such indicator exists, the Company estimates the recoverable amount of the non-financial asset group in order to determine the extent of the impairment loss or reversal, if any. In the third quarter of 2025, Hudbay determined there was an indicator of impairment reversal on the carrying value of the Copper World Project following the announcement of the JV Transaction which resulted in the full reversal of the previously recorded impairment charge. At December 31, 2025, the Company assessed whether there were impairment or impairment reversal indicators associated with the general business environment and known changes to business planning and found that there were no impairment or additional impairment reversal indicators.

There are a number of potential indicators that could trigger non-financial asset impairment or reversal of impairment in the future. One such potential indicator is a change to the life of mine ("LOM") plan for an asset, which Hudbay generally publish in the first quarter of every year. LOM plans incorporate management's best estimates of key assumptions which include future commodity prices, the value of mineral resources not included in the LOM plan, production based on current estimates of recoverable reserves, discount rates, future operating and capital costs and future foreign exchange rates.

There is a risk that certain assumptions in the updated LOM plans could give rise to an indicator of impairment or impairment reversal and cause an adjustment to the carrying value of the relevant assets and/or impact Hudbay's financial statements.

Interest Rate and Foreign Exchange Risk Management

To the extent that the Company incurs indebtedness at variable interest rates to fund Hudbay's growth objectives, it may enter into interest rate hedging arrangements to manage the Company's exposure to short-term interest rates. To the extent that the Company makes commitments to capital expenditures denominated in foreign currencies, it may enter into foreign exchange forwards or acquire foreign currency outright, which may result in foreign exchange gains or losses in its consolidated statement of earnings.

At December 31, 2025, approximately $526.4 million of Hudbay's cash was held in US dollars, approximately $31.8 million of its cash was held in Canadian dollars, and approximately $10.7 million of its cash was held in Peruvian soles.

Political and Regulatory Changes - Trade

Since the Company operates across several jurisdictions, certain political and regulatory changes in Canada, the US, Peru, and other countries could negatively impact Hudbay's operations and financial results. National elections, including those in Peru, Canada and the US, have brought, or may bring, new political leadership with substantially different political, social, and economic policy priorities on both domestic and foreign policy matters, including with respect to critical minerals, trade and tariffs. Political and regulatory risks such as these could have an impact on Hudbay's operations and financial results. Although the Company does not currently sell any concentrate or precious metal doré into the United States from Canada, the implementation or expansion of tariffs on exported and/or imported mineral products and other consumables could negatively affect profitability, supply chains and the cost of mine operations, development and construction.

TREND ANALYSIS AND QUARTERLY REVIEW

A detailed quarterly and annual summary of financial and operating performance can be found in the "Summary of Results" section at the end of this MD&A. The following table sets forth selected consolidated financial information for each of Hudbay's eight most recently completed quarters:

(in $ millions, except per share amounts, production on a copper equivalent basis and average realized copper price)	2025				2024
	Q4	Q3	Q2	Q1	Q4[2]	Q3	Q2	Q1
Production on a copper equivalent basis (tonnes)	71,242	46,224	53,693	58,611	77,769	60,895	47,164	62,120
Average realized copper price ($/lb)	5.17	4.37	4.36	4.49	4.09	4.24	4.56	3.91
Average realized gold price ($/oz)	3,580	3,522	3,135	3,002	2,327	2,592	2,222	1,941
Revenue	732.9	346.8	536.4	594.9	584.9	485.8	425.5	525.0
Gross profit	270.1	65.3	176.5	231.3	184.4	139.8	77.6	152.0
Income before tax	257.1	330.5	153.1	171.3	103.7	79.7	0.4	67.8
Net income (loss)	128.0	222.4	114.7	99.2	19.3	50.3	(20.3)	18.5
Net income (loss) - attributable	128.0	222.4	117.7	100.4	21.2	49.7	(16.5)	22.4
Adjusted net earnings [1] - attributable	86.0	10.1	75.5	93.8	70.3	50.2	0.2	59.4
Earnings (loss) per share attributable:
Basic and diluted	0.32	0.56	0.30	0.25	0.05	0.13	(0.04)	0.06
Adjusted net earnings[1] per share - attributable	0.22	0.03	0.19	0.24	0.18	0.13	0.00	0.17
Operating cash flow before change in non-cash working capital	336.9	70.3	193.9	163.5	231.5	188.3	123.7	147.5
Adjusted EBITDA[1]	385.9	142.6	245.2	287.2	257.3	206.0	145.0	215.0
Adjusted EBITDA LTM[1]	1,060.9	932.3	995.9	895.7	823.3	840.4	825.1	761.3

1 Adjusted net earnings (loss) - attributable to owners, adjusted net earnings (loss) per share - attributable to owners, adjusted EBITDA, and adjusted EBITDA last twelve months ("LTM") are non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

On a quarterly basis, Hudbay's revenue is primarily impacted by metal prices, production mix and sales volumes of the key metals Hudbay produces. In addition to these factors, gross profit, net earnings (loss) attributable, earnings (loss) per share attributable, operating cash flow before change in non-cash working capital and adjusted EBITDA are also impacted by input costs. Net earnings (loss) and earnings (loss) per share are further impacted by net finance expense and re-evaluation adjustments of Hudbay's closed site environmental provision.

During the fourth quarter of 2025, copper equivalent production increased to 71,242 compared to the most recent quarters. This was primarily due to higher realized price across all metals, partially offset by a one-week power outage in Manitoba during the fourth quarter of 2025 due to weather related constraints. Hudbay achieved record quarterly revenue of $732.9 million as a result of high metal prices, despite the one-week operational interruption in Manitoba in October. In addition, along with continued strong cost control and productivity gains coming from previous investments in optimization efforts, Hudbay achieved record high gross profit. The cumulative effect of the high commodity prices, cost control and optimization efforts resulted in Hudbay achieving record adjusted EBITDA over a twelve month period of $1.06 billion.

During the third quarter of 2025, copper equivalent production decreased to 46,224 tonnes because of reduced copper and zinc output. This was primarily due to the temporary suspension of operations in Manitoba in July and August related to the wildfire evacuation order and the Peru temporary suspension for nine days during the third quarter of 2025 caused by social unrest. As a result of the social unrest impacting transportation routes earlier in the quarter and ocean swells impacting port shipments in late September, a 20,000 dry metric tonne copper concentrate shipment valued at $60 million was deferred to early October 2025. The temporary operational suspensions during the quarter increased pressure on gross margins and operating cash flow compared to the earlier quarters. Earnings in the third quarter of 2025 also included an after-tax impairment reversal of $242.7 million, following the announcement of the Copper World JV Transaction with Mitsubishi for a 30% minority interest.

After adjusting for the fixed costs associated with the temporary suspensions in Manitoba and Peru, production costs continue to be well controlled and comparable to prior periods.

During the second quarter of 2025, copper equivalent production decreased to 53,693 tonnes because of reduced copper, gold and silver output. This was primarily due to the temporary suspension of operations in Manitoba in June related to the wildfire evacuation order. This was partially offset by record average gold prices and high copper prices which positively impacted gross profits and contributing to increased net income and higher earnings per share in the second quarter of 2025. While higher profitability led to significant cash taxes paid of $43.9 million, the business's strong operating performance caused the overall impact to operating cash flow before changes in non-cash working capital to remain positive. Higher foreign exchange gains due to the strengthening of the Canadian dollar along with declining net interest cost as a result of Hudbay's deleveraging efforts led to reduced net finance expenses in the second quarter. Adjusted EBITDA over the last twelve months hit a record high of $995.9 million as a result of strong operating performances at the Manitoba and Peru operations resulting in higher sales volumes, benefiting from high copper and gold prices. Net debt to EBITDA is now at its lowest level since the development of the Peru operation more than a decade ago given the business's strong operating performance in conjunction with the same aforementioned deleveraging efforts. The lower net debt and stronger cash position is despite larger reinvestment in the business through growing capital expenditures in recent years.

During the first quarter of 2025, copper equivalent production decreased to 58,611 tonnes as expected, reflecting lower production of copper, gold and silver primarily related to lower planned grades in Peru as the final stripping phase at the Pampacancha deposit was underway. This was partially offset by higher gold production in Manitoba and record average gold prices and high copper prices which positively impacted gross profits.

The Manitoba operations delivered strong quarterly throughput as expected and unlocked better-than-expected grades, resulting in higher production that exceeded Hudbay's quarterly cadence expectations. Strong cost control, a weakening Canadian dollar and meaningful exposure to gold by-product credits resulted in consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits, in the first quarter of 2025 of $(0.45) and $0.72, respectively, contributing to the increased gross margin and very strong growth in adjusted EBITDA. Higher profits since 2023 in Peru and Canada have resulted in significant cash taxes paid of $117.5 million in the first quarter of 2025, which is reflected in operating cash flow before changes in non-cash working capital. In addition, deleveraging efforts including the repurchases of the Company's senior secured notes over the course of 2024 led to declining net interest cost to service Hudbay's long term debt.

During the fourth quarter of 2024, copper equivalent production increased to 77,769 tonnes. Hudbay's Manitoba and Peru operations delivered strong quarterly production as expected and unlocked higher grade helping the Company exceed 2024 annual gold guidance. Strong cost control and meaningful exposure to gold by-product credits resulted in consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits1, in the fourth quarter of 2024 of $0.45 and $1.37, respectively, contributing to Hudbay's outperformance of its improved full year 2024 cost guidance. Furthermore, the settlement of the gold prepayment liability in the third quarter of 2024, allowed Hudbay to capitalize on surging gold prices. Since acquiring Copper Mountain in June 2023, Hudbay has moved to optimization efforts which have been focused on ramping up the mining fleet to execute a planned accelerated stripping campaign to gain access to higher grades, as well as plant improvement initiatives to improve mill reliability and recoveries.

During the third quarter of 2024, profitability and cash flows grew compared to the second quarter of 2024. This strength was attributable in part to higher gold, copper and zinc production compared to the second quarter of 2024, along with returning strength in commodity prices including record gold prices. These impacts offset planned lower mined grades observed in Peru in the third quarter of 2024 and the higher cash mining taxes paid in Peru resulting from higher profitability over the past several quarters. Strong operating cost control continued into the third quarter of 2024 resulting from a number of operational initiatives and high levels of mill throughput being experienced throughout the business.

During the second quarter of 2024, realized copper and gold prices continued to climb which overcame the decline in sales volumes of concentrate compared to the first quarter of 2024. Expected lower mined grades observed for the same metals in Peru and Manitoba were the primary factor for the decline in production since the first quarter of the year. Cost control remained favourable as Hudbay continued to track within cost guidance given the expected cadence in the year's production profile. Higher mining taxes continued as Hudbay experienced higher profitability over the past several quarters. Lastly, volatile inter-period copper and gold prices led to relatively high mark-to-market adjustments for Hudbay's strategic non-QP hedging program and high share prices for Hudbay's common shares led to higher share-based compensation expenses. This led to a total of $19.5 million in mark-to-market adjustments to be added back in Hudbay's adjusted net earnings - attributable to owners measure.

The first quarter of 2024 reflected the continuation of strong copper, gold and silver production that commenced in the third quarter of 2023. The increase in copper, gold and silver prices in the first quarter of 2024 also contributed to strong revenue and profitability in the quarter.

The following table sets forth selected consolidated financial information for each of the three most recently completed years:

(in $ millions, except for earnings (loss) per share, dividends declared per share, production on a copper equivalent basis and average realized copper price)	2025	2024	2023
Production on a copper equivalent basis (tonnes)	229,770	247,948	225,430
Average realized copper price ($/lb)	4.64	4.18	3.84
Average realized gold price ($/oz)	3,297	2,241	1,898
Revenue	2,211.0	2,021.2	1,690.0
Gross profit	743.2	553.8	392.5
Income before tax	912.0	251.6	151.8
Net income	564.3	67.8	69.5
Net income - attributable
Adjusted net earnings - attributable [1]	265.5	181.4	69.0
Earnings per share attributable:
Basic and diluted	1.44	0.20	0.22
Adjusted net earnings [1] per share - attributable	0.67	0.48	0.23
Total assets	6,223.3	5,487.6	5,312.6
Working capital	(67.1)	511.3	135.8
Operating cash flow before changes in non-cash working capital	764.3	691.1	570.0
Adjusted EBITDA[1]	1,060.9	822.5	647.8
Dividends declared per share - C$[3]	0.02	0.02	0.02

1 Adjusted net earnings - attributable, adjusted net earnings per share - attributable, and adjusted EBITDA are non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Total non-current financial liabilities consists of non-current other financial liabilities, lease liabilities and long-term debt.

3 Dividend paid during March and September of each year.

Hudbay achieved copper equivalent production of 229,770 tonnes overcoming several temporary operational interruptions in 2025 including social unrest in Peru, fire and weather related disruptions in Manitoba and unplanned primary SAG mill downtime in British Columbia. Despite the resulting lower copper equivalent production, strong metal prices resulted in record annual revenue of $2,211.0 million and record annual adjusted EBITDA of $1,060.9 million. The Company's enhanced operating platform delivered a strong consolidated annual performance despite the mandatory wildfire evacuation shutdowns and temporary operational interruptions resulting in production deferrals during the year. Lower production with high metal prices resulted in a record gross margin and Hudbay significantly outperformed its twice-improved 2025 consolidated cash cost guidance. Strong cost control, higher metal prices and meaningful exposure to gold by-product credits resulted in better-than-expected consolidated 2025 cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits, of $(0.22) and $1.30, respectively. Negative working capital of $67.1 million is the result of the reclassification of the 2026 Notes to current liabilities given their imminent maturity. The Company expects to re-establish a more appropriate working capital position in the coming quarters as these notes are refinanced inside of the Company's deleveraging and increasingly favourable liquidity and net debt profile.

Hudbay achieved record production on a copper equivalent basis during 2024 due to additional production from the recently acquired Copper Mountain mine as well a significantly higher copper and gold production from mining the high grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor. Operating cash flow before change in non-cash working capital increased by $178.3 million to $570.0 million in 2023 mainly driven by record metal production during the year.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, realized prices, net debt, net debt to adjusted EBITDA, free cash flow, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-GAAP performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of gross profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze Hudbay's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess its financial leverage and debt capacity. Realized price is shown to understand the average realized price of metals sold to third parties in each reporting period. Free cash flow is shown as it provides investors and management additional information in assessing the Company's ability to generate cash flow from current operations after investing in capital to sustain the operations. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because Hudbay believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because Hudbay believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the cost structure and margins that are not impacted by variability in by-product commodity prices.

Adjusted Net Earnings - Attributable to owners

Adjusted net earnings attributable to owners represents net earnings (loss) excluding certain impacts such as mark-to-market adjustments, foreign exchange (gains) loss, revaluation adjustment - environmental provisions for closed sites, variable consideration adjustment related to stream agreements, impairment charges and reversal of impairment charges on assets, (gain) loss on disposal of assets, other items that are not indicative of the underlying operating performance of Hudbay's core business; and tax effect and non-controlling interest of the previously discussed items. These measures are not necessarily indicative of net earnings (loss) as determined under IFRS. The following table provides a reconciliation of net earnings and non-controlling interest per the consolidated statements of income, to adjusted net earnings attributable to owners of the Company for the three months ended December 31 and September 30, 2025 and December 31, 2024 and years ended December 31, 2025 and 2024.

	Three months ended			Year ended
(in $ millions)	Dec. 31, 2025	Sept. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Earnings for the period	128.0	222.4	19.3	564.3	67.8
Tax expense	129.1	108.1	84.4	347.7	183.8
Earnings before tax	257.1	330.5	103.7	912.0	251.6
Adjusting items:
Mark-to-market adjustments[1]	(5.7)	8.7	(10.3)	6.2	27.1
Foreign exchange (gain) loss	(5.4)	8.8	17.4	(18.6)	21.0
Re-evaluation adjustment - environmental provision	(0.2)	1.4	2.5	0.2	(3.5)
Manitoba cost of sales and other expense from temporary shutdown	0.5	24.2	-	30.0	-
Peru cost of sales from temporary shutdown	2.1	10.9	-	13.0	-
Insurance recovery	(25.0)	-	-	(25.0)	-
Consideration received from sale of non-core project	-	(14.9)	-	(14.9)	-
Copper World impairment reversal	-	(322.3)	-	(322.3)	-
Variable consideration adjustment - stream revenue and accretion	-	-	-	(10.5)	4.0
Inventory adjustments	0.7	(1.3)	1.3	4.1	2.9
Restructuring charges	-	-	-	0.1	1.2
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(1.6)	(0.8)	1.0	(5.5)	(2.0)
Loss/write-down (reversal of) on disposal of PP&E	2.9	(0.3)	14.1	3.5	27.4
Changes in other provisions (non-capital)	-	-	-	0.7	-
Adjusted earnings before income taxes	225.4	44.9	129.7	573.0	329.7
Tax expense	(129.1)	(108.1)	(84.4)	(347.7)	(183.8)
Tax impact of adjusting items	(10.3)	73.3	23.4	37.1	30.8
Adjusted net earnings	86.0	10.1	68.7	262.4	176.7
Adjusted net earnings attributable to non-controlling interest:
Net earnings for the period	-	-	1.9	4.2	8.9
Adjusting items, including tax impact	-	-	(0.3)	(1.1)	(4.2)
Adjusted net earnings - attributable to owners	86.0	10.1	70.3	265.5	181.4
Adjusted net earnings ($/share) - attributable to owners	0.22	0.03	0.18	0.67	0.48
Basic weighted average number of common shares outstanding (millions)	396.3	395.7	394.0	395.5	376.8

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through net earnings and share-based compensation expenses (recoveries). Also includes gains and losses on disposition of investments.

Adjusted EBITDA

Adjusted EBITDA is net earnings before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. Hudbay calculates adjusted EBITDA by excluding certain adjustments included within Hudbay's adjusted net earnings attributable measure which reflects the underlying performance of Hudbay's core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of Hudbay's operations. However, Hudbay's adjusted EBITDA is not the measure defined as EBITDA under Hudbay's senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for earnings, which is calculated in accordance with IFRS. Hudbay provides adjusted EBITDA to help users analyze their results and to provide additional information about Hudbay's ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of earnings per the consolidated statements of income, to adjusted EBITDA for the three months ended December 31 and September 30, 2025 and December 31, 2024 and years ended December 31, 2025 and 2024:

	Three months ended			Year ended
(in $ millions)	Dec. 31, 2025	Sept. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Earnings for the period	128.0	222.4	19.3	564.3	67.8
Add back:
Tax expense	129.1	108.1	84.4	347.7	183.8
Net finance expense	(14.6)	19.6	34.4	19.4	148.7
Other operating expense	(13.6)	9.1	22.1	7.8	57.4
Depreciation and amortization	152.5	82.7	122.2	439.7	426.6
Amortization of deferred revenue and variable consideration adjustment	(24.0)	(6.3)	(26.2)	(75.0)	(70.5)
Adjusting items (pre-tax):
Impairment reversal	-	(322.3)	-	(322.3)	-
Consideration received from sale of non-core project	-	(14.9)	-	(14.9)	-
Re-evaluation adjustment - environmental provision	(0.2)	1.4	2.5	0.2	(3.5)
Inventory adjustments	0.7	(1.3)	1.3	4.1	2.9
Overhead costs incurred during Manitoba temporary suspension (cash)	-	16.0	-	19.2	-
Overhead costs incurred during Peru temporary suspension (cash)	1.3	7.3	-	8.6	-
Option agreement proceeds (Marubeni)	0.9	1.1	-	4.5	(0.4)
Realized loss on non-QP hedges	-	-	(4.2)	(2.3)	(8.9)
Share-based compensation expense [1]	25.8	19.7	1.5	59.9	18.6
Adjusted EBITDA	385.9	142.6	257.3	1,060.9	822.5

1 Share-based compensation expense reflected in cost of sales and selling and administrative expenses.

Net Debt

The following table presents Hudbay's calculation of net debt as at December 31, 2025 and December 31, 2024:

(in $ millions)	Dec. 31, 2025	Dec. 31, 2024
Total debt	1,008.6	1,107.5
Cash and cash equivalents	(568.9)	(541.8)
Short-term investments	-	(40.0)
Net debt	439.7	525.7

Net Debt to Adjusted EBITDA Ratio

The following table presents Hudbay's calculation of net debt to adjusted EBITDA, both metrics have been reconciled above to the most comparable IFRS measure, as at December 31, 2025 and December 31, 2024:

(in $ millions, except net debt to adjusted EBITDA ratio)	Dec. 31, 2025	Dec. 31, 2024
Net debt	439.7	525.7
Adjusted EBITDA for the last twelve months	1,060.9	822.5
Net debt to adjusted EBITDA	0.4	0.6

Free Cash Flow

Hudbay defines free cash flow as cash generated from operations adjusted for changes in non-cash working capital, sustaining capital expenditures and cash payments from operating sites related to leases, equipment financings and community agreements. Free cash flow is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of cash flow from operations as determined under IFRS Accounting Standards. The following table presents Hudbay's calculation of free cash flow and reconciles to the most directly comparable IFRS measure:

	Three months ended		Years ended
(in $ millions)	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Cash generated from operations	209.4	238.1	707.3	666.2
Add back:
Change in non-cash working capital	(127.5)	6.6	(57.0)	(24.9)
Cash sustaining capital expenditures[1]	108.7	82.6	376.4	334.0
Free cash flow	228.2	148.9	387.9	357.1

Cash sustaining capital expenditures[1]
Total sustaining capital costs[2]	91.8	71.6	314.1	293.1
Capitalized lease and equipment financing cash payments - operating sites	12.5	10.3	53.0	38.4
Community agreement cash payments	4.4	0.7	9.3	2.5
Cash sustaining capital expenditures[1]	108.7	82.6	376.4	334.0

1 Excludes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

2 See reconciliation to property, plant & equipment additions starting on page 72 of this MD&A.

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-GAAP measure that management uses as a key performance indicator to assess the performance of its operations. Hudbay's calculation designates copper as the primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

- Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, Hudbay's primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, affected by the relative mix of copper concentrate and zinc concentrate production, where an increase in production of zinc concentrate will tend to result in an increase in cash cost under this measure.

- Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of Hudbay's operations. The economics that support Hudbay's decision to produce and sell copper would be different if Hudbay did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure its operating performance versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

- Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, payments on equipment financing, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

- All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing sites. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended December 31, and September 30, 2025 and December 31, 2024 and years ended December 31, 2025 and December 31, 2024. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended			Year ended
(in thousands)	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Peru	55,199	39,934	74,931	187,734	218,260
Manitoba	7,333	1,856	7,379	20,391	27,637
British Columbia	10,373	11,572	13,067	52,435	58,215
Net pounds of copper produced[1]	72,905	53,362	95,377	260,560	304,112

1 Contained copper in concentrate.

Consolidated	Three months ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, before by-product credits	304.0	4.17	198.0	3.71	308.6	3.23
By-product credits	(350.0)	(4.80)	(175.8)	(3.29)	(265.5)	(2.78)
Cash cost, net of by-product credits	(46.0)	(0.63)	22.2	0.42	43.1	0.45

Consolidated	Year ended
	Dec. 31, 2025		Dec. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Cash cost, before by-product credits	1,001.3	3.84	1,107.3	3.64
By-product credits	(1,057.8)	(4.06)	(967.4)	(3.18)
Cash cost, net of by-product credits	(56.5)	(0.22)	139.9	0.46

Consolidated	Three months ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	103.2	1.42	70.2	1.32	108.1	1.13
Milling	96.5	1.32	75.8	1.42	95.4	1.00
G&A	73.4	1.01	31.8	0.59	50.6	0.53
Onsite costs	273.1	3.75	177.8	3.33	254.1	2.66
Treatment & refining	5.8	0.08	5.3	0.10	25.9	0.27
Freight & other	25.1	0.34	14.9	0.28	28.6	0.30
Cash cost, before by-product credits	304.0	4.17	198.0	3.71	308.6	3.23

Consolidated	Year ended
	Dec. 31, 2025		Dec. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Mining	350.4	1.34	394.0	1.30
Milling	345.5	1.33	352.1	1.16
G&A	191.9	0.74	162.8	0.54
Onsite costs	887.8	3.41	908.9	3.00
Treatment & refining	28.4	0.11	97.3	0.31
Freight & other	85.1	0.33	101.1	0.33
Cash cost, before by-product credits	1,001.3	3.84	1,107.3	3.64

Consolidated	Three months ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Zinc	12.2	0.17	9.9	0.18	16.1	0.17
Gold[3]	302.2	4.15	134.8	2.53	212.9	2.23
Silver[3]	27.3	0.37	13.9	0.26	26.6	0.28
Molybdenum & other	8.3	0.11	17.2	0.32	9.9	0.10
Total by-product credits	350.0	4.80	175.8	3.29	265.5	2.78
Reconciliation to IFRS:
Cash cost, net of by-product credits	(46.0)		22.2		43.1
By-product credits	350.0		175.8		265.5
Treatment and refining charges	(5.8)		(5.3)		(25.9)
Inventory adjustments	0.7		(1.3)		1.3
Share-based compensation expense	2.6		1.7		0.7
Past service costs	-		-		1.5
Change in product inventory	4.3		(19.6)		(10.0)
Royalties	3.2		2.0		2.1
Overhead costs incurred during Manitoba temporary suspension (cash)	-		16.0		-
Overhead costs incurred during Peru temporary suspension (cash)	1.3		7.3		-
Depreciation and amortization[4]	152.5		82.7		122.2
Cost of sales[5]	462.8		281.5		400.5

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 43 of this MD&A for these figures.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended December 31, 2025 the variable consideration adjustments amounted to $nil (three months ended December 31, 2024 - $nil and September 30, 2025 - $nil).

4 Depreciation is based on concentrate sold.

5 As per consolidated financial statements.

Consolidated	Year ended
	Dec. 31, 2025		Dec. 31, 2024
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Zinc	43.2	0.17	69.9	0.23
Gold[3]	858.2	3.29	747.8	2.46
Silver[3]	90.7	0.35	86.0	0.28
Molybdenum & other	65.7	0.25	63.7	0.21
Total by-product credits	1,057.8	4.06	967.4	3.18
Reconciliation to IFRS:
Cash cost, net of by-product credits	(56.5)		139.9
By-product credits	1,057.8		967.4
Treatment and refining charges	(28.4)		(97.3)
Inventory adjustments	4.1		2.9
Share-based compensation expense	5.9		1.9
Past service costs	-		4.3
Change in product inventory	8.1		11.4
Royalties	9.3		10.3
Overhead costs incurred during Manitoba temporary suspension (cash)	19.2		-
Overhead costs incurred during Peru temporary suspension (cash)	8.6		-
Depreciation and amortization[4]	439.7		426.6
Cost of sales[5]	1,467.8		1,467.4

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 44 of this MD&A for these figures.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the year ended December 31, 2025 the variable consideration adjustments amounted to a gain of $9.9 million (year ended December 31, 2024 - loss of $3.8 million).

4 Depreciation is based on concentrate sold.

5 As per consolidated financial statements.

Peru	Three months ended			Year ended
(in thousands)	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Net pounds of copper produced[1]	55,199	39,934	74,931	187,734	218,260
[1] Contained copper in concentrate.

Peru	Three months ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	37.6	0.68	34.8	0.87	47.3	0.63
Milling	52.0	0.94	40.8	1.02	53.6	0.72
G&A	47.8	0.87	19.3	0.48	33.2	0.44
Onsite costs	137.4	2.49	94.9	2.37	134.1	1.79
Treatment & refining	2.5	0.05	3.4	0.08	16.0	0.21
Freight & other	17.3	0.31	9.4	0.24	19.2	0.25
Cash cost, before by-product credits	157.2	2.85	107.7	2.69	169.3	2.25
By-product credits	(126.0)	(2.28)	(55.5)	(1.39)	(94.0)	(1.25)
Cash cost, net of by-product credits	31.2	0.57	52.2	1.30	75.3	1.00

Peru	Year ended
	Dec. 31, 2025		Dec. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Mining	131.5	0.70	145.5	0.67
Milling	195.0	1.04	197.1	0.90
G&A	112.8	0.60	95.5	0.44
Onsite costs	439.3	2.34	438.1	2.01
Treatment & refining	12.5	0.07	53.4	0.24
Freight & other	54.3	0.29	62.5	0.29
Cash cost, before by-product credits	506.1	2.70	554.0	2.54
By-product credits	(303.5)	(1.62)	(295.8)	(1.36)
Cash cost, net of by-product credits	202.6	1.08	258.2	1.18

Peru	Three months ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold[3]	104.7	1.90	31.3	0.78	68.5	0.91
Silver[3]	13.2	0.24	7.0	0.18	16.8	0.22
Molybdenum	8.1	0.14	17.2	0.43	8.7	0.12
Total by-product credits	126.0	2.28	55.5	1.39	94.0	1.25
Reconciliation to IFRS:
Cash cost, net of by-product credits	31.2		52.2		75.3
By-product credits	126.0		55.5		94.0
Treatment and refining charges	(2.5)		(3.4)		(16.0)
Inventory adjustments	(0.2)		(1.3)		(0.2)
Share-based compensation expenses	0.5		0.2		0.1
Change in product inventory	15.6		(26.9)		(6.7)
Royalties	2.9		1.5		1.5
Overhead costs incurred during Peru temporary suspension (cash)	1.3		7.3		-
Depreciation and amortization[4]	115.8		50.0		83.2
Cost of sales[5]	290.6		135.1		231.2

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per the consolidated financial statements.

Peru	Year ended
	Dec. 31, 2025		Dec. 31, 2024
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold[3]	188.3	1.00	182.5	0.84
Silver[3]	49.5	0.26	51.3	0.24
Molybdenum	65.7	0.36	62.0	0.28
Total by-product credits	303.5	1.62	295.8	1.36
Reconciliation to IFRS:
Cash cost, net of by-product credits	202.6		258.2
By-product credits	303.5		295.8
Treatment and refining charges	(12.5)		(53.4)
Inventory adjustments	-		-
Share-based compensation expenses	1.0		0.5
Change in product inventory	6.5		9.6
Royalties	6.5		6.7
Overhead costs incurred during Peru temporary suspension (cash)	8.6		-
Depreciation and amortization[4]	290.0		270.3
Cost of sales[5]	806.2		787.7

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per the consolidated financial statements.

British Columbia	Three months ended			Year ended
(in thousands)	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Net pounds of copper produced[1]	10,373	11,572	13,067	52,435	58,215
[1] Contained copper in concentrate.

British Columbia	Three months ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	26.3	2.54	19.6	1.69	18.2	1.39
Milling	28.3	2.73	29.1	2.52	25.2	1.93
G&A	9.5	0.91	7.1	0.61	4.6	0.35
Onsite costs	64.1	6.18	55.8	4.82	48.0	3.67
Treatment & refining	1.3	0.12	1.0	0.09	3.4	0.26
Freight & other	2.7	0.26	3.0	0.26	2.4	0.19
Cash cost, before by-product credits	68.1	6.56	59.8	5.17	53.8	4.12
By-product credits	(18.1)	(1.74)	(22.7)	(1.96)	(14.6)	(1.12)
Cash cost, net of by-product credits	50.0	4.82	37.1	3.21	39.2	3.00

British Columbia	Year ended
	Dec. 31, 2025		Dec. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Mining	92.0	1.76	79.1	1.36
Milling	100.6	1.92	89.8	1.54
G&A	29.0	0.55	19.6	0.34
Onsite costs	221.6	4.23	188.5	3.24
Treatment & refining	8.0	0.15	14.4	0.25
Freight & other	12.4	0.23	13.2	0.22
Cash cost, before by-product credits	242.0	4.61	216.1	3.71
By-product credits	(81.3)	(1.55)	(56.5)	(0.97)
Cash cost, net of by-product credits	160.7	3.06	159.6	2.74

British Columbia	Three months ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold	14.9	1.43	20.4	1.76	13.3	1.02
Silver	3.2	0.31	2.3	0.20	1.3	0.10
Total by-product credits	18.1	1.74	22.7	1.96	14.6	1.12
Reconciliation to IFRS:
Cash cost, net of by-product credits	50.0		37.1		39.2
By-product credits	18.1		22.7		14.6
Treatment and refining charges	(1.3)		(1.0)		(3.4)
Inventory adjustments	0.1		-		1.2
Change in product inventory	(9.1)		4.2		(3.0)
Share-based compensation expense	0.7		0.5		0.4
Royalties	0.3		0.5		0.6
Depreciation and amortization[3]	14.1		16.4		11.8
Cost of sales[4]	72.9		80.4		61.4

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated financial statements.

British Columbia	Year ended
	Dec. 31, 2025		Dec. 31, 2024
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold	71.2	1.36	49.3	0.85
Silver	10.1	0.19	7.2	0.12
Total by-product credits	81.3	1.55	56.5	0.97
Reconciliation to IFRS:
Cash cost, net of by-product credits	160.7		159.6
By-product credits	81.3		56.5
Treatment and refining charges	(8.0)		(14.4)
Inventory adjustments	2.3		1.2
Change in product inventory	(2.1)		3.8
Share-based compensation expense	1.7		0.4
Royalties	2.8		3.6
Depreciation and amortization[3]	63.3		50.1
Cost of sales[4]	302.0		260.8

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated financial statements.

Consolidated	Three months ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
All-in sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	(46.0)	(0.63)	22.2	0.42	43.1	0.45
Cash sustaining capital expenditures	111.2	1.53	87.5	1.64	85.3	0.89
Royalties	3.2	0.04	2.0	0.03	2.1	0.03
Sustaining cash cost, net of by-product credits	68.4	0.94	111.7	2.09	130.5	1.37
Corporate selling and administrative expenses & regional costs	32.0	0.44	33.0	0.62	11.6	0.12
Accretion and amortization of decommissioning and community agreements[1]	4.0	0.05	3.9	0.07	3.7	0.04
All-in sustaining cash cost, net of by-product credits	104.4	1.43	148.6	2.78	145.8	1.53
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	140.9		97.6		127.6
Capitalized stripping net additions	43.9		43.2		35.8
Total accrued capital additions	184.8		140.8		163.4
Less other non-sustaining capital costs[2]	93.0		69.6		91.8
Total sustaining capital costs	91.8		71.2		71.6
Capitalized lease & equipment financing cash payments - operating sites	12.5		14.3		10.3
LOM Community agreement cash payments	4.4		-		0.7
Accretion and amortization of decommissioning and restoration obligations [3]	2.5		2.0		2.7
Cash sustaining capital expenditures	111.2		87.5		85.3

1 Includes accretion of decommissioning liability relating to non-producing sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Copper World capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Consolidated	Year ended
	Dec. 31, 2025		Dec. 31, 2024
All-in sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	(56.5)	(0.22)	139.9	0.46
Cash sustaining capital expenditures	385.2	1.48	342.2	1.13
Royalties	9.3	0.04	10.3	0.03
Sustaining cash cost, net of by-product credits	338.0	1.30	492.4	1.62
Corporate selling and administrative expenses & regional costs	102.4	0.39	62.4	0.20
Accretion and amortization of decommissioning and community agreements[1]	13.1	0.05	17.3	0.06
All-in sustaining cash cost, net of by-product credits	453.5	1.74	572.1	1.88
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	400.3		325.7
Capitalized stripping net additions	182.2		160.5
Total accrued capital additions	582.5		486.2
Less other non-sustaining capital costs[2]	268.4		193.1
Total sustaining capital costs	314.1		293.1
Capitalized lease & equipment financing cash payments - operating sites	53.0		38.4
LOM Community agreement cash payments	9.3		2.5
Accretion and amortization of decommissioning and restoration obligations [3]	8.8		8.2
Cash sustaining capital expenditures	385.2		342.2

1 Includes accretion of decommissioning liability relating to non-producing sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Copper World capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three months ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	31.2	0.57	52.2	1.30	75.3	1.00
Cash sustaining capital expenditures	50.3	0.91	30.5	0.77	34.3	0.46
Royalties	2.9	0.05	1.5	0.04	1.5	0.02
Sustaining cash cost per pound of copper produced	84.4	1.53	84.2	2.11	111.1	1.48

Peru	Year ended
	Dec. 31, 2025		Dec. 31, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	202.6	1.08	258.2	1.18
Cash sustaining capital expenditures	171.2	0.91	141.6	0.65
Royalties	6.5	0.03	6.7	0.03
Sustaining cash cost per pound of copper produced	380.3	2.02	406.5	1.86

British Columbia	Three months ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	50.0	4.82	37.1	3.21	39.2	3.00
Cash sustaining capital expenditures	41.7	4.02	48.4	4.18	35.4	2.71
Royalties	0.3	0.03	0.5	0.04	0.6	0.05
Sustaining cash cost per pound of copper produced	92.0	8.87	86.0	7.43	75.2	5.76

British Columbia	Year ended
	Dec. 31, 2025		Dec. 31, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	160.7	3.06	159.6	2.74
Cash sustaining capital expenditures	157.5	3.00	144.5	2.48
Royalties	2.8	0.06	3.6	0.07
Sustaining cash cost per pound of copper produced	321.0	6.12	307.7	5.29

Gold Cash Cost and Gold Sustaining Cash Cost

Cash cost per ounce of gold produced ("gold cash cost") is a non-GAAP measure that management uses as a key performance indicator to assess the performance of Hudbay's Manitoba operations. This alternative cash cost calculation designates gold as the primary metal of production as it represents a substantial component of revenues for Hudbay's Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

- Gold cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only ounces of gold produced, the assumed primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals.

- Gold cash cost, net of by-product credits - In order to calculate the net cost to produce and sell gold, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than gold. The by-product revenues from copper, zinc, and silver are significant and are integral to the economics of Hudbay's Manitoba operation. The economics that support its decision to produce and sell gold would be different if Hudbay did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum gold price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure Hudbay's operating performance at its Manitoba operation versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside gold prices, the gold cash cost net of by-product credits would increase, requiring a higher gold price than that reported to maintain positive cash flows and operating margins.

- Gold sustaining cash cost, net of by-product credits - This measure is an extension of gold cash cost that includes cash sustaining capital expenditures, capitalized exploration, net smelter returns royalties, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than gold cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of gold cash cost and gold sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between gold cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended December 31, and September 30, 2025 and December 31, 2024 and year ended December 31, 2025 and 2024. Gold cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended			Year ended
(in thousands)	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Net ounces of gold produced[1]	47,423	22,441	51,438	173,453	214,225
[1] Contained gold in concentrate and doré.

Manitoba	Three months ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Cash cost per ounce of gold produced	$ millions	$/oz1	$ millions	$/oz1	$ millions	$/oz1
Mining	39.3	829	15.8	704	42.6	828
Milling	16.2	342	5.9	263	16.6	323
G&A	16.1	339	5.4	241	12.8	249
Onsite costs	71.6	1,510	27.1	1,208	72.0	1,400
Treatment & refining	2.0	42	0.9	40	6.5	126
Freight & other	5.1	108	2.5	111	7.0	136
Cash cost, before by-product credits	78.7	1,660	30.5	1,359	85.5	1,662
By-product credits	(45.3)	(955)	(22.0)	(980)	(54.3)	(1,055)
Gold cash cost, net of by-product credits	33.4	705	8.5	379	31.2	607

Manitoba	Year ended
	Dec. 31, 2025		Dec. 31, 2024
Cash cost per ounce of gold produced	$ millions	$/oz1	$ millions	$/oz1
Mining	126.9	731	169.4	791
Milling	49.9	288	65.2	304
G&A	50.1	289	47.7	223
Onsite costs	226.9	1,308	282.3	1,318
Treatment & refining	7.9	45	29.5	137
Freight & other	18.4	106	25.4	119
Cash cost, before by-product credits	253.2	1,459	337.2	1,574
By-product credits	(157.9)	(910)	(207.3)	(968)
Gold cash cost, net of by-product credits	95.3	549	129.9	606

Manitoba	Three months ended
Supplementary cash cost information	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
	$ millions	$/oz [1]	$ millions	$/oz1	$ millions	$/oz [1]
By-product credits[2]:
Copper	22.1	466	7.4	330	28.5	554
Zinc	12.2	257	9.9	441	16.1	313
Silver	10.8	228	4.7	209	8.5	165
Other	0.2	4	-	-	1.2	23
Total by-product credits	45.3	955	22.0	980	54.3	1,055
Reconciliation to IFRS:
Cash cost, net of by-product credits	33.4		8.5		31.2
By-product credits	45.3		22.0		54.3
Treatment and refining charges	(2.0)		(0.9)		(6.5)
Past service costs	-		-		1.5
Share-based compensation expenses	1.4		1.0		0.2
Inventory adjustments	0.8		-		0.3
Change in product inventory	(2.2)		3.1		(0.3)
Overhead costs incurred during Manitoba temporary suspension (cash)	-		16.0		-
Depreciation and amortization[3]	22.6		16.3		27.2
Cost of sales[4]	99.3		66.0		107.9
[1] Per ounce of gold produced.
2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.
[3] Depreciation is based on concentrate sold.
[4] As per consolidated financial statements.

Manitoba	Year ended
Supplementary cash cost information	Dec. 31, 2025		Dec. 31, 2024
	$ millions	$/oz [1]	$ millions	$/oz [1]
By-product credits[2]:
Copper	83.6	482	108.2	505
Zinc	43.2	249	69.9	326
Silver	31.1	179	27.5	128
Other	-	-	1.7	9
Total by-product credits	157.9	910	207.3	968
Reconciliation to IFRS:
Cash cost, net of by-product credits	95.3		129.9
By-product credits	157.9		207.3
Treatment and refining charges	(7.9)		(29.5)
Past service costs	-		4.3
Share-based compensation expenses	3.2		1.0
Inventory adjustments	1.8		1.7
Change in product inventory	3.7		(2.0)
Overhead costs incurred during Manitoba temporary suspension (cash)	19.2		-
Depreciation and amortization[3]	86.4		106.2
Cost of sales[4]	359.6		418.9
[1] Per ounce of gold produced.
2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.
[3] Depreciation is based on concentrate sold.
[4] As per consolidated financial statements.

Manitoba	Three months ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Sustaining cash cost per ounce of gold produced	$ millions	$/oz	$ millions	$/oz	$ millions	$/oz
Gold cash cost, net of by-product credits	33.4	705	8.5	379	31.2	607
Cash sustaining capital expenditures	19.2	405	8.6	383	15.5	301
Sustaining cash cost per ounce of gold produced	52.6	1,110	17.1	762	46.7	908

Manitoba	Year ended
	Dec. 31, 2025		Dec. 31, 2024
Sustaining cash cost per ounce of gold produced	$ millions	$/oz	$ millions	$/oz
Gold cash cost, net of by-product credits	95.3	549	129.9	606
Cash sustaining capital expenditures	56.5	326	56.1	262
Sustaining cash cost per ounce of gold produced	151.8	875	186.0	868

Combined Unit Cost

Combined unit cost ("unit cost") and zinc plant unit cost is a non-GAAP measure that management uses as a key performance indicator to assess the performance of Hudbay's mining and milling operations. Combined unit cost is calculated by dividing the cost of sales by mill throughput. This measure is utilized by management and investors to assess Hudbay's cost structure and margins and compare it to similar information provided by other companies in the industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices.

The tables below present a detailed combined unit cost for the Peru and Manitoba business units, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three months ended December 31, 2025 and 2024 and September 30, 2025 and year ended December 31, 2025 and 2024.

Peru	Three months ended			Year ended
(in millions except ore tonnes milled and unit cost per tonne)	Dec. 31, 2025	Sept. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Combined unit cost per tonne processed
Mining	37.6	34.8	47.3	131.5	145.5
Milling	52.0	40.8	53.6	195.0	197.1
G&A1	47.8	19.3	33.2	112.8	95.5
Less: Other G&A2	(26.7)	(3.8)	(12.1)	(44.9)	(25.9)
Unit cost	110.7	91.1	122.0	394.4	412.2
Tonnes ore milled (in thousands)	7,628	6,992	7,999	30,293	31,934
Combined unit cost per tonne	14.51	13.03	15.25	13.02	12.91
Reconciliation to IFRS:
Unit cost	110.7	91.1	122.0	394.4	412.2
Freight & other	17.3	9.4	19.2	54.3	62.5
Other G&A	26.7	3.8	12.1	44.9	25.9
Share-based compensation expenses	0.5	0.2	0.1	1.0	0.5
Inventory adjustments	(0.2)	(1.3)	(0.2)	-	-
Change in product inventory	15.6	(26.9)	(6.7)	6.5	9.6
Royalties	2.9	1.5	1.5	6.5	6.7
Overhead costs incurred during Peru temporary suspension (cash)	1.3	7.3	-	8.6	-
Depreciation and amortization	115.8	50.0	83.2	290.0	270.3
Cost of sales[3]	290.6	135.1	231.2	806.2	787.7
[1] G&A as per cash cost reconciliation above.
[2] Other G&A primarily includes profit sharing costs.
[4] As per consolidated financial statements.

Manitoba	Three months ended			Year ended
(in millions except tonnes ore milled and unit cost per tonne)	Dec. 31, 2025	Sept. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Combined unit cost per tonne processed
Mining	39.3	15.8	42.6	126.9	169.4
Milling	16.2	5.9	16.6	49.9	65.2
G&A1	16.1	5.4	12.8	50.1	47.7
Less: Other G&A related to profit sharing costs	(9.4)	(1.8)	(4.0)	(25.6)	(17.0)
Unit cost	62.2	25.3	68.0	201.3	265.3
USD/CAD implicit exchange rate	1.39	1.39	1.39	1.40	1.37
Unit cost - C$	86.7	35.3	95.0	282.4	363.5
Tonnes ore milled	349,082	136,705	407,596	1,197,335	1,608,708
Combined unit cost per tonne - C$	248	258	233	236	226
Reconciliation to IFRS:
Unit cost	62.2	25.3	68.0	201.3	265.3
Freight & other	5.1	2.5	7.0	18.4	25.4
Other G&A related to profit sharing	9.4	1.8	4.0	25.6	17.0
Share-based compensation expenses	1.4	1.0	0.2	3.2	1.0
Inventory adjustments	0.8	-	0.3	1.8	1.7
Past service costs	-	-	1.5	-	4.3
Change in product inventory	(2.2)	3.1	(0.3)	3.7	(2.0)
Overhead costs incurred during Manitoba temporary suspension (cash)	-	16.0	-	19.2	-
Depreciation and amortization	22.6	16.3	27.2	86.4	106.2
Cost of sales[2]	99.3	66.0	107.9	359.6	418.9
[1] G&A as per cash cost reconciliation above.
[2] As per consolidated financial statements.

British Columbia	Three months ended			Year ended
(in millions except tonnes ore milled and unit cost per tonne)	Dec. 31, 2025	Sept. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Combined unit cost per tonne processed
Mining	26.3	19.6	18.2	92.0	79.1
Milling	28.3	29.1	25.2	100.6	89.8
G&A1	9.5	7.1	4.6	29.0	19.6
Unit cost	64.1	55.8	48.0	221.6	188.5
USD/CAD implicit exchange rate	1.41	1.38	1.38	1.40	1.37
Unit cost - C$	90.3	77.3	66.9	309.7	258.1
Tonnes ore milled	2,268	3,087	2,881	11,017	12,657
Combined unit cost per tonne - C$	39.80	25.02	23.22	28.12	20.39
Reconciliation to IFRS:
Unit cost	64.1	55.8	48.0	221.6	188.5
Freight & other	2.7	3.0	2.4	12.4	13.2
Change in product inventory	(9.1)	4.2	(3.0)	(2.1)	3.8
Shared based compensation	0.7	0.5	0.4	1.7	0.4
Inventory adjustments	0.1	-	1.2	2.3	1.2
Royalties	0.3	0.5	0.6	2.8	3.6
Depreciation and amortization	14.1	16.4	11.8	63.3	50.1
Cost of sales[2]	72.9	80.4	61.4	302.0	260.8
[1] G&A as per cash cost reconciliation above.
[2] As per consolidated financial statements.

ACCOUNTING CHANGES

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of Hudbay's December 31, 2025 consolidated financial statements.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The Company review these estimates and underlying assumptions on an ongoing basis based on its experience and other factors, including expectations of future events that Hudbay believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of the Company's financial condition and results of operations because they require management to make subjective and/or complex judgements about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

The following are significant judgements and estimates impacting the consolidated financial statements:

- Judgements and estimates that affect multiple areas of the consolidated financial statements:

- Mineral reserves and resources which form the basis of life of mine plans which are utilized in impairment testing, timing of payments related to decommissioning obligations and depreciation of capital assets. The Company estimate its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with NI 43-101;

- Income and mining taxes, including estimates of future taxable profit which impacts the ability to realize deferred tax assets on the Company's balance sheet; and

- In respect of the outcome of uncertain future events as it concerns recognizing contingent liabilities.

- Judgements and estimates that relate mainly to assets (these judgements may also affect other areas of the consolidated financial statements):

- Property, plant and equipment:

- Cost allocations for mine development;

- Mining properties expenditures capitalized;

- Classification of supply costs as related to capital development or inventory acquisition;

- Determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment;

- Determination of when an asset or group of assets is in the condition and location to be ready for use as intended by management for the purposes of commencing depreciation;

- Componentization;

- Assessment of impairment, including determination of cash generating units and assessing for indicators of impairment;

- Recoverability of exploration and evaluation assets, including determination of cash generating units and assessing for indications of impairment;

- Units of production depreciation;

- Plant and equipment estimated useful lives and residual values;

- Capitalized stripping costs; and

- Finite life intangible assets.

- Impairment (and reversal of impairment) of non-financial assets:

- Future production levels and timing;

- Operating and capital costs;

- Future commodity prices;

- Purchase offers;

- Foreign exchange rates; and

- Risk adjusted discount rates.

- In process inventory quantities, inventory cost allocations and inventory valuation.

- Judgements and estimates that relate mainly to liabilities (these judgements may also affect other areas of the consolidated financial statements):

- Determination of deferred revenue per unit related to the precious metals stream transactions and determination of current portion of deferred revenue, which is based on timing of future sales, and adjustments of the expected conversion of resource to reserves;

- Pensions and other employee benefits; and

- Decommissioning, restoration and similar liabilities including estimated future costs and timing of spending.

- Estimates that relate mainly to the consolidated statements of income:

- Assaying used to determine revenues and recoverability of inventories.

For more information on judgements and estimates, refer to note 2 of Hudbay's consolidated financial statements for the year ended December 31, 2025.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures ("DC&P")

Management is responsible for establishing and maintaining adequate DC&P. As of December 31, 2025, the Company have evaluated the effectiveness of the design and operation of its DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission ("NI 52-109") and the Sarbanes Oxley Act of 2002 (as adopted by the US Securities and Exchange Commission). The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") supervised and participated in this evaluation.

As of December 31, 2025, based on management's evaluation, the CEO and CFO concluded that the Company's DC&P were effective to ensure that information required to be disclosed by Hudbay in reports it files or submits is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to the Company's management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

Internal control over financial reporting ("ICFR")

Management of Hudbay is responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of its ICFR as of December 31, 2025 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, the CEO and CFO concluded that its ICFR was effective as of December 31, 2025.

The effectiveness of the Company's ICFR as of December 31, 2025 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm as stated in their report immediately preceding the Company's consolidated financial statements for the year ended December 31, 2025.

Changes in ICFR

Hudbay did not make any changes to ICFR during the year ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

Inherent limitations of controls and procedures

All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to Hudbay's production, cost and capital and exploration expenditure guidance, Hudbay's ability to advance and complete the multi-year optimization of the Copper Mountain mine in British Columbia, including with respect to the ongoing second SAG mill conversion and configuration project and with respect to the primary SAG mill repairs and related ramp-up plans, the implementation of stripping strategies and the expected benefits therefrom, the expected timing and benefits of British Columbia growth initiatives, including with respect to the permitting and development timelines associated with New Ingerbelle, the estimated timelines and pre-requisites for sanctioning the Copper World project, expectations regarding the anticipated benefits of the JV Transaction and the sanctioning of the Copper World project to Hudbay and the United States, the consummation and timing of the DFS in respect of the Copper World project, expectations regarding the  potential impact of recent policy decisions from the United States government, the benefits, timing and consummation of the definitive agreement with Wheaton Precious Metals Corp. ("Wheaton") in respect of the enhanced precious metals stream at Copper World, the expected benefits of Manitoba growth initiatives, including the use of the exploration drift at the 1901 deposit, the ability for Hudbay to complete mill throughput enhancements at its operating business units in Peru, British Columbia and Manitoba, Hudbay's future deleveraging strategies and Hudbay's ability to deleverage and repay debt as needed, expectations regarding Hudbay's cash balance and liquidity and related cash management strategies, expectations regarding Hudbay's capital planning strategies, including but not limited to Hudbay's enhanced Capital Allocation Framework, expectations regarding tax synergies, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, including the advancement of the exploration program at Maria Reyna and Caballito and the status and anticipated timing of the related drill permit application process, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, Hudbay's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, the anticipated impact of brownfield and greenfield growth projects on Hudbay's performance, anticipated exploration and expansion opportunities and extension of mine life in Snow Lake and Hudbay's ability to find a new anchor deposit near Hudbay's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, the enhancement of stakeholder engagement and advancement of a pre-feasibility study and related test work at the Mason copper project in Nevada, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of Hudbay's financial performance to metals prices, events that may affect Hudbay's operations and development projects, anticipated cash flows from operations and related liquidity requirements, the ability to successfully obtain proceeds from insurance claims, the ability to achieve Hudbay's climate change goals and initiatives, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- the ability to achieve production, cost and capital and exploration expenditure guidance;

- no significant interruptions to Hudbay's operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru and the resolution of grievances raised by local communities and their residents;

- the ability to consummate the definitive agreement with Wheaton in respect of the enhanced precious metals stream at Copper World;

- no interruptions to Hudbay's plans for advancing the Copper World project, including with respect to any successful challenges to the Copper World permits;

- Hudbay's ability to successfully advance and complete the optimization of the Copper Mountain operations, obtain required permits and develop and maintain good relations with key stakeholders;

- the ability to execute on its exploration plans and to advance related drill plans;

- the ability to advance the exploration program at the Maria Reyna and Caballito properties;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of Hudbay's processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals Hudbay produces;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- no significant interruptions to operations due to adverse effects from extreme weather events, including forest fires that have affected and may continue to affect the regions in which Hudbay operates;

- the execution of Hudbay's business and growth strategies, including the success of its strategic investments and initiatives;

- the availability of additional financing, if needed;

- the ability to deleverage and repay debt, as needed;

- the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop Hudbay's projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for Hudbay's exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the employees at Hudbay's operations;

- maintaining good relations with the labour unions that represent certain of Hudbay employees in Manitoba and Peru;

- maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at Hudbay's various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to Hudbay's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with reaching a definitive agreement with Wheaton in respect of the enhanced precious metals stream, risks related to the failure to effectively advance and complete the optimization of the Copper Mountain mine operations including with respect to the ongoing second SAG mill conversion and configuration project and with respect to the primary SAG mill repairs and related ramp-up plans, political and social risks in the regions Hudbay operates, including the complex political and social environment in Peru and potential disruptions to operations arising from community protests and grievances, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of Hudbay's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading Hudbay's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks (including any unanticipated significant interruptions to operations due to adverse effects from extreme weather events), failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets and interest rates that may affect Hudbay's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay's ability to comply with Hudbay's pension and other post-retirement obligations, Hudbay's ability to abide by the covenants in Hudbay's debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form which is available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Persons and NI 43-101

The technical and scientific information in this MD&A related to Hudbay's material mineral projects other than the Copper Mountain mine has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

The technical and scientific information in this MD&A related to the Copper Mountain mine has been approved by Marc-Andre Brulotte, P. Geo, Director, Global Exploration and Resource Evaluation. Mr. Brulotte is a qualified person pursuant to NI 43-101.

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for Hudbay's material properties as filed by the Company on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

SUMMARY OF HISTORICAL RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company.

		2025 [4]	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024 [4]	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2023 [4]	Q4 2023
Consolidated Financial Condition ($ millions)
Cash and cash equivalents and short-term investment		$568.9	$568.9	$611.1	$625.5	$582.6	$581.8	$581.8	$483.3	$523.8	$284.4	$249.8	$249.8
Total long-term debt		1,008.6	1,008.6	1,047.0	1,059.6	1,108.7	1,107.5	1,107.5	1,108.9	1,155.6	1,278.6	1,287.5	1,287.5
Net debt[1]		439.7	439.7	435.9	434.1	526.1	525.7	525.7	625.6	631.8	994.2	1,037.7	1,037.7
Free cash flow		387.9	228.2	(15.2)	87.8	87.4	357.1	148.9	88.4	32.5	87.2	320.2	160.5
Consolidated Financial Performance ($ millions except per share amounts)
Revenue		$2,211.0	$732.9	$346.8	$536.4	$594.9	$2,021.2	$584.9	$485.8	$425.5	$525.0	$1,690.0	$602.2
Cost of sales		1,467.8	462.8	281.5	359.9	363.6	1,467.4	400.5	346.0	347.9	373.0	1,297.5	405.4
Earnings (loss) before tax		912.0	257.1	330.5	153.1	171.3	251.6	103.7	79.7	0.4	67.8	151.8	81.0
Net (loss) earnings		564.3	128.0	222.4	114.7	99.2	67.8	19.3	50.3	(20.3)	18.5	69.5	33.5
Net (loss) earnings attributable to owners[1]		568.5	128.0	222.4	117.7	100.4	76.7	21.2	49.7	(16.5)	22.3	66.4	30.7
Basic and diluted (loss) earnings per share		$1.44	$0.32	$0.56	$0.30	$0.25	$0.20	$0.05	$0.13	$(0.04)	$0.06	$0.22	$0.09
Adjusted (loss) earnings per share attributable to owners [1]		$0.67	$0.22	$0.03	$0.19	$0.24	$0.48	$0.18	$0.13	$0.00	$0.17	$0.23	$0.20
Operating cash flow before change in non-cash working capital		764.3	336.9	70.3	193.9	163.5	691.1	231.5	188.3	123.7	147.5	570.0	246.5
Adjusted EBITDA [1]		1,060.9	385.9	142.6	245.2	287.2	823.3	257.3	206.0	145.0	215.0	647.8	274.4
Consolidated Operational Performance
Contained metal in concentrate and doré produced [2]
Copper	tonnes	118,188	33,069	24,205	29,956	30,958	137,943	43,262	31,354	28,578	34,749	131,691	45,450
Gold	ounces	267,934	84,298	53,581	56,271	73,784	332,240	94,161	89,073	58,614	90,392	310,429	112,776
Silver	ounces	3,468,143	1,002,985	730,394	814,989	919,775	3,983,851	1,311,658	985,569	738,707	947,917	3,575,234	1,197,082
Zinc	tonnes	17,646	5,703	548	5,130	6,265	33,339	8,385	8,069	8,087	8,798	34,642	5,747
Molybdenum	tonnes	1,282	325	185	375	397	1,323	195	362	369	397	1,566	397
Payable metal in concentrate and doré sold
Copper	tonnes	114,534	34,132	18,280	30,354	31,768	125,094	37,927	27,760	25,799	33,608	124,996	44,006
Gold	ounces	260,261	84,424	38,279	62,466	75,092	335,342	92,734	73,232	61,295	108,081	276,893	104,840
Silver	ounces	3,190,552	871,006	418,418	894,160	1,006,968	3,549,816	1,150,518	663,413	667,036	1,068,848	3,145,166	1,048,877
Zinc [3]	tonnes	15,152	3,972	3,452	2,871	4,857	25,120	5,261	8,607	5,133	6,119	28,779	7,385
Molybdenum	tonnes	1,334	190	269	427	448	1,287	182	343	347	415	1,462	468
Cash cost [1]	$/lb	$(0.22)	$(0.63)	$0.42	$(0.02)	$(0.45)	$0.46	$0.45	$0.18	$1.14	$0.16	$0.80	$0.16
Sustaining cash cost [1]	$/lb	$1.30	$0.94	$2.09	$1.65	$0.72	$1.62	$1.37	$1.71	$2.65	$1.00	$1.72	$1.09
All-in sustaining cash cost [1]	$/lb	$1.74	$1.43	$2.78	$2.03	$0.97	$1.88	$1.53	$1.95	$3.07	$1.29	$1.92	$1.31

1Net debt, adjusted earnings (loss) per share attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.

2 Metal reported in concentrate is prior to deductions associated with smelter contract terms and includes other secondary products.

3 Includes refined zinc metal sold.
4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		2025 [4]	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024 [4]	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2023 [4]	Q4 2023
Peru Operations
Constancia ore mined[1]	tonnes	21,539,089	5,610,915	564,579	6,735,316	8,628,279	15,046,190	4,186,058	3,022,931	5,277,654	2,559,547	9,265,954	973,176
Copper	%	0.31	0.31	0.25	0.34	0.28	0.34	0.40	0.36	0.29	0.31	0.32	0.30
Gold	g/tonne	0.03	0.03	0.02	0.03	0.03	0.04	0.04	0.04	0.03	0.04	0.04	0.04
Silver	g/tonne	3.18	3.27	1.92	3.26	3.14	3.08	3.88	3.20	2.50	2.79	2.53	2.26
Molybdenum	%	0.02	0.01	0.01	0.02	0.02	0.01	0.02	0.02	0.01	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	9,563,442	4,152,000	4,260,081	762,172	389,189	9,317,499	4,037,264	1,777,092	1,288,789	2,214,354	14,756,416	5,556,613
Copper	%	0.40	0.43	0.38	0.26	0.44	0.55	0.63	0.48	0.41	0.56	0.51	0.56
Gold	g/tonne	0.29	0.27	0.31	0.24	0.26	0.32	0.38	0.27	0.20	0.32	0.33	0.32
Silver	g/tonne	4.78	4.84	4.87	4.59	3.68	5.61	6.43	6.23	3.83	4.64	4.28	4.84
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.01	0.00	0.01	0.02	0.02	0.01	0.01
Strip Ratio		1.04	0.57	1.38	1.47	1.02	1.78	1.22	2.62	1.74	1.95	1.51	1.26
Ore milled	tonnes	30,292,668	7,627,853	6,991,744	7,559,047	8,114,024	31,933,624	7,999,453	8,137,248	7,718,962	8,077,962	30,720,929	7,939,044
Copper	%	0.33	0.39	0.31	0.34	0.30	0.36	0.48	0.32	0.30	0.36	0.39	0.48
Gold	g/tonne	0.11	0.18	0.16	0.05	0.05	0.14	0.20	0.11	0.07	0.15	0.16	0.25
Silver	g/tonne	3.72	4.19	3.94	3.58	3.22	3.84	5.28	3.70	2.85	3.48	3.62	4.20
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Copper recovery	%	84.3	84.5	83.2	84.5	84.6	85.0	87.8	82.6	83.1	84.9	84.2	87.4
Gold recovery	%	69.2	74.7	72.1	56.0	56.5	70.7	73.3	68.1	61.4	73.4	71.8	77.6
Silver recovery	%	66.7	71.1	65.2	63.5	66.0	68.8	71.4	67.0	63.9	70.7	70.0	78.0
Molybdenum	%	37.4	38.8	33.9	38.7	35.7	41.7	37.1	39.0	46.3	43.2	35.8	33.6
Contained metal in concentrate
Copper	tonnes	85,155	25,038	18,114	21,710	20,293	99,001	33,988	21,220	19,217	24,576	100,487	33,207
Gold	ounces	74,480	32,865	26,380	7,366	7,869	98,226	38,079	20,331	10,672	29,144	114,218	49,418
Silver	ounces	2,415,134	731,017	577,446	551,979	554,692	2,708,262	969,502	648,209	450,833	639,718	2,505,229	836,208
Molybdenum	tonnes	1,282	325	185	375	397	1,323	195	362	369	397	1,566	397
Payable metal sold
Copper	tonnes	84,438	28,361	11,769	21,418	22,890	88,138	28,775	18,803	16,806	23,754	96,213	31,200
Gold	ounces	71,755	37,874	9,798	9,721	14,362	103,364	37,459	9,795	13,433	42,677	97,176	38,114
Silver	ounces	2,239,832	650,384	258,215	616,578	714,654	2,343,820	824,613	365,198	400,302	753,707	2,227,419	703,679
Molybdenum	tonnes	1,334	190	269	427	448	1,287	182	343	347	415	1,462	468
Unit cost [2,3]	$/tonne	$13.02	$14.51	$13.03	$13.59	$11.09	$12.91	$15.25	$12.78	$12.68	$10.92	$12.47	$12.24
Peru cash cost[3]	$/lb	$1.08	$0.57	$1.30	$1.45	$1.11	$1.18	$1.00	$1.80	$1.78	$0.43	$1.07	$0.54
Peru sustaining cash cost[3]	$/lb	$2.02	$1.53	$2.11	$2.63	$1.92	$1.86	$1.48	$2.78	$2.60	$1.02	$1.81	$1.21

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.

2 Reflects combined mine, mill and G&A costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		2025 [1]	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024 [1]	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2023 [1]	Q4 2023
Manitoba Operations
Lalor ore mined	tonnes	1,180,121	353,819	139,006	303,062	384,234	1,626,935	422,454	411,295	385,478	407,708	1,526,729	372,384
Gold	g/tonne	5.35	5.51	5.42	4.97	5.46	4.68	4.61	5.45	3.75	4.84	4.74	5.92
Copper	%	0.79	0.82	0.67	0.61	0.95	0.85	0.95	0.91	0.69	0.84	0.86	1.04
Zinc	%	2.41	2.55	1.93	2.46	2.42	2.84	2.95	2.73	2.76	2.92	3.00	2.20
Silver	g/tonne	30.43	29.52	31.57	29.94	31.23	27.14	31.91	30.45	22.29	23.44	24.51	28.92
Stall Concentrator:
Ore milled	tonnes	572,704	169,274	43,940	144,204	215,286	893,510	222,004	222,621	229,527	219,358	965,567	228,799
Gold	g/tonne	3.45	3.24	3.10	3.19	3.86	3.42	3.36	4.23	3.02	3.07	3.45	4.22
Copper	%	0.67	0.69	0.56	0.56	0.76	0.71	0.73	0.89	0.59	0.64	0.74	0.73
Zinc	%	3.90	4.32	3.61	4.20	3.44	4.33	4.62	4.12	4.05	4.54	4.36	3.20
Silver	g/tonne	28.31	24.97	31.04	29.55	29.53	26.54	29.90	30.20	21.74	24.46	24.19	28.63
Gold recovery	%	70.1	71.3	72.6	67.9	70.1	68.6	69.6	70.5	65.5	68.0	64.8	67.5
Copper recovery	%	86.7	86.5	83.4	84.7	88.3	87.4	84.4	88.3	85.4	91.7	90.4	92.0
Zinc recovery	%	79.0	78.0	34.6	84.8	84.7	86.2	81.7	88.1	87.1	88.4	82.2	78.5
Silver recovery	%	55.4	55.6	50.3	51.9	58.7	56.8	55.1	57.8	54.2	59.8	61.4	61.8
New Britannia Concentrator:
Ore milled	tonnes	624,631	179,808	92,765	162,934	189,124	715,198	185,592	191,298	167,899	170,409	596,912	165,038
Gold	g/tonne	6.87	6.68	6.88	6.48	7.37	6.29	5.99	6.77	5.31	7.03	6.76	8.03
Copper	%	0.95	1.08	0.76	0.65	1.18	1.04	1.17	0.93	0.94	1.13	1.03	1.46
Zinc	%	1.09	1.30	1.00	1.01	1.00	0.99	1.08	1.12	0.92	0.82	0.84	0.85
Silver	g/tonne	31.75	31.17	32.18	30.29	33.35	27.78	33.97	30.24	24.42	21.60	25.11	27.97
Gold recovery - concentrate and doré	%	89.8	88.6	91.8	89.4	90.3	89.7	90.2	90.0	90.0	88.6	88.6	89.0
Copper recovery	%	89.2	88.6	90.0	87.4	90.3	93.6	91.3	92.8	94.4	96.2	93.3	91.6
Silver recovery - concentrate and doré	%	79.0	77.1	78.5	78.0	81.6	80.9	79.6	79.9	83.1	82.0	81.5	83.2

1 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		2024 [4]	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024 [4]	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2023 [4]	Q4 2023
Manitoba Operations (continued)
Total Manitoba contained metal in concentrate and doré produced[5]
Gold	ounces	173,453	47,423	22,441	43,235	60,354	214,225	51,438	62,468	43,488	56,831	187,363	59,863
Copper	tonnes	9,249	3,326	842	1,612	3,469	12,536	3,347	3,398	2,642	3,149	12,154	3,735
Zinc	tonnes	17,646	5,703	548	5,130	6,265	33,339	8,385	8,069	8,087	8,798	34,642	5,747
Silver	ounces	800,198	214,493	102,132	197,970	285,603	995,090	283,223	281,397	210,647	219,823	851,723	255,579
Total Manitoba payable metal sold in concentrate and doré
Gold	ounces	169,041	43,226	23,118	46,932	55,765	212,243	50,239	57,238	42,763	62,003	171,297	63,635
Copper	tonnes	7,651	2,024	769	2,133	2,725	11,602	3,321	2,931	2,429	2,921	10,708	3,687
Zinc[1]	tonnes	15,152	3,972	3,452	2,871	4,857	25,120	5,261	8,607	5,133	6,119	28,779	7,385
Silver	ounces	729,314	175,324	112,142	209,594	232,255	956,460	282,158	244,974	197,486	231,841	728,304	246,757
Combined unit cost [2,3]	C$/tonne	$236	$248	$258	$241	$214	$226	$233	$211	$225	$235	$217	$216
Gold cash cost [3]	$/oz	$549	$705	$379	$710	$376	$606	$607	$372	$771	$736	$727	$434
Sustaining gold cash cost [3]	$/oz	$875	$1,110	$762	$1,025	$626	$868	$908	$553	$1,163	$950	$1,077	$788

1 Includes refined zinc metal sold.

2 Reflects combined mine, mill and G&A costs per tonne of milled ore.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, cash cost, and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.
5 Metal reported in concentrate is prior to deductions associated with smelter terms and includes other secondary products.

		2025	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024 [5]	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2023 [5]	Q4 2023
British Columbia Operations [4]
Ore mined[1]	tonnes	9,368,918	2,395,166	1,815,689	2,509,969	2,648,094	11,360,125	2,374,044	3,098,863	2,164,722	3,722,496	6,975,389	2,627,398
Strip Ratio		7.46	7.18	8.84	7.50	6.73	5.98	7.36	6.05	7.61	4.10	3.82	5.34
Ore milled	tonnes	11,016,842	2,268,405	3,087,443	2,900,008	2,760,986	12,656,679	2,880,927	3,363,176	3,232,427	3,180,149	6,862,152	3,261,891
Copper	%	0.27	0.26	0.22	0.28	0.33	0.25	0.26	0.24	0.25	0.27	0.35	0.33
Gold	g/tonne	0.09	0.09	0.08	0.09	0.10	0.08	0.09	0.09	0.07	0.07	0.07	0.06
Silver	g/tonne	1.02	1.10	0.78	0.97	1.28	0.96	0.92	0.73	1.01	1.19	1.36	1.36
Copper recovery	%	78.6	78.4	76.6	81.0	78.3	82.4	79.5	84.1	82.3	83.4	79.7	78.8
Gold recovery	%	63.6	63.3	59.2	68.2	63.4	60.5	55.8	67.3	57.2	61.8	55.9	54.1
Silver recovery	%	69.7	71.4	65.5	71.8	69.8	71.8	69.0	71.2	73.9	72.4	73.0	73.8
Contained metal in concentrate produced
Copper	tonnes	23,784	4,705	5,249	6,634	7,196	26,406	5,927	6,736	6,719	7,024	19,050	8,508
Gold	ounces	20,001	4,010	4,760	5,670	5,561	19,789	4,644	6,274	4,454	4,417	8,848	3,495
Silver	ounces	252,811	57,475	50,816	65,040	79,480	280,499	58,933	55,963	77,227	88,376	218,282	105,295
Payable metal
Copper	tonnes	22,445	3,747	5,742	6,803	6,153	25,354	5,831	6,026	6,564	6,933	18,075	9,119
Gold	ounces	19,465	3,324	5,363	5,813	4,965	19,735	5,036	6,199	5,099	3,401	8,420	3,091
Silver	ounces	221,406	45,298	48,061	67,988	60,059	249,536	43,747	53,241	69,248	83,300	189,443	98,441
Combined unit cost [2,3]	C$/tonne	$28.12	$39.80	$25.02	$24.51	$25.98	$20.39	$23.22	$15.58	$19.65	$23.67	$21.38	$20.90
Cash cost[3]	$/lb	$3.06	$4.82	$3.21	$2.39	$2.44	$2.74	$3.00	$1.81	$2.67	$3.49	$2.49	$2.67
Sustaining cash cost [3]	$/lb	$6.12	$8.87	$7.43	$5.18	$4.24	$5.29	$5.76	$5.06	$5.56	$4.85	$3.41	$3.93

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.

4 Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

5 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.